UNITRIN

2006 Annual Report
Unitrin Gets It Right


The Right Partners

The Right Partners

Unitrin Business Overview

The Unitrin family of insurance and finance companies serves clients in markets across the United States. More than 6 million policyholders and consumer finance customers have their basic insurance and financial needs met by a nationwide network of career agents, independent agents and loan representatives. As one of America's leading financial services providers, the Unitrin family specializes in property, casualty, life, health and accident insurance, as well as, consumer finance products. With over $9 billion in assets, we employ over 8,000 associates.

Table of Contents

Financial Highlights

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2006*	2005	2004	2003	2002
FOR THE YEAR					
Earned Premiums	**$ 2,478.7**	$ 2,478.3	$ 2,485.2	$ 2,457.2	$ 1,878.0
Consumer Finance Revenues	**248.9**	221.3	202.8	195.7	171.8
Net Investment Income	**305.1**	282.1	261.2	231.9	221.9
Other Income	**16.3**	9.5	13.1	25.1	39.8
Net Realized Investment Gains (Losses)	**26.5**	56.9	78.5	33.9	(13.3)
Total Revenues	**$ 3,075.5**	$ 3,048.1	$ 3,040.8	$ 2,943.8	$ 2,298.2
Net Income (Loss)	**$ 283.1**	$ 255.5	$ 240.2	$ 123.6	$ (8.2)
Net Income (Loss) Per Share	**$ 4.17**	$ 3.70	$ 3.51	$ 1.83	$ (0.12)
Net Income (Loss) Per Share Assuming Dilution	**$ 4.15**	$ 3.67	$ 3.48	$ 1.82	$ (0.12)
Repurchases of Unitrin Common Stock	**$ 89.9**	$ 48.9	$ –	$ 1.4	$ 9.4
Dividends Paid to Shareholders	**119.8**	117.4	113.5	112.2	112.4
Total Capital Returned to Shareholders	**$ 209.7**	$ 166.3	$ 113.5	$ 113.6	$ 121.8
Dividends Paid to Shareholders (per share)	**$ 1.76**	$ 1.70	$ 1.66	$ 1.66	$ 1.66
AT YEAR END					
Investments	**$ 6,291.0**	$ 6,274.8	$ 6,007.5	$ 5,782.9	$ 5,303.8
Cash	**157.9**	44.5	82.1	65.7	16.9
Total Investments and Cash	**6,448.9**	6,319.3	6,089.6	5,848.6	5,320.7
Consumer Finance Receiveables	**1,227.0**	1,109.5	971.5	904.8	830.3
All Other Assets	**1,645.5**	1,769.5	1,735.6	1,783.4	1,554.6
Total Assets	**$ 9,321.4**	$ 9,198.3	$ 8,796.7	$ 8,536.8	$ 7,705.6
Insurance Reserves	**$ 3,918.7**	$ 3,936.4	$ 3,844.0	$ 3,691.4	$ 3,191.4
Certificates of Deposits	**1,162.7**	1,074.3	922.4	915.2	857.6
Notes Payable	**504.5**	503.6	502.8	495.7	377.1
All Other Liabilities	**1,451.5**	1,526.3	1,488.8	1,615.6	1,477.1
Total Liabilities	**7,037.4**	7,040.6	6,758.0	6,717.9	5,903.2
Shareholders' Equity	**2,284.0**	2,157.7	2,038.7	1,818.9	1,802.4
Total Liabilities and Shareholders' Equity	**$ 9,321.4**	$ 9,198.3	$ 8,796.7	$ 8,536.8	$ 7,705.6
Book Value Per Share	**$ 34.09**	$ 31.49	$ 29.62	$ 26.84	$ 26.66
Shares of Unitrin Common Stock Outstanding (in millions of shares)	**67.0**	68.5	68.8	67.8	67.6
Number of Associates Employed	**8,045**	8,208	8,480	8,796	8,739

*Shareholders' Equity decreased by $7.3 million at December 31, 2006, as a result of initially applying the recognition provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

To Our Shareholders

Your Company reported total net income of $283.1 million or $4.17 per common share for the year ended December 31, 2006, compared to $255.5 million or $3.70 per share in 2005. We are pleased that 2006 marked our third consecutive year of record operating profits. Operating results were particularly strong at our Life and Health Insurance and Kemper Auto and Home businesses, but declined at our other operating segments. The impact of catastrophe losses on our consolidated comparative year results was less than what you might think - net catastrophe losses were $38.9 million after tax in 2006, compared to $61.4 million after tax in 2005, which, of course, included Hurricanes Katrina and Rita.

Segment Operating Results

Kemper Auto and Home reported record net income of $94.5 million and a combined ratio of 91.3% in 2006, compared to net income of $60.0 million and a combined ratio of 96.8% in 2005. Catastrophe losses were $28.7 million after-tax compared to $41.0 million after-tax in 2005, which included losses from Hurricanes Katrina and Rita. Operating results were aided by $44.3 million of favorable after-tax reserve development in 2006, compared to $42.5 million of favorable after-tax reserve development in 2005. It is less likely that reserve development will continue at such high levels in future years. Earned Premiums were flat as our coastal reduction strategy and lower volume of automobile insurance offset higher homeowners insurance rates. Kemper Auto and Home started in late 2006 rolling out its new state of the art agency interface application, "Right Price Web" (patent pending) and plans to have it rolled out to most states by the end of 2007. The feedback that we received from our agents has been most encouraging and we expect that this application along with other initiatives will jump start written premium growth in 2007. Kemper Auto and Home made progress in reducing its expense ratio by 1.4 points in 2006 down to 29.2%. We have a number of initiatives underway to continue to reduce the expense ratio to more competitive levels.

Unitrin Specialty earned premiums and net income both declined in 2006 for the third consecutive year. Unitrin Specialty recorded net income of $29.0 million and a combined ratio of 96.2% in 2006 and has now hit the low end of our return expectations for this business. Earned premiums continued to decline as competition from both traditional and non-traditional players in the non-standard automobile insurance market increased. While we remain focused on maintaining the profitability of this business we must start to grow this business once again. To improve its competitive position, Unitrin Specialty continued to reduce rates in certain areas where profitability is above our return targets. Unitrin Specialty entered several new states in 2006. We are encouraged by the early returns on Unitrin Specialty's new state entries and saw personal lines written premium increase in the fourth quarter of 2006. Unitrin Specialty's challenge for 2007 remains the same – to grow the business while continuing to hit our return on investment targets.

On the surface, our direct to consumer automobile insurance business, Unitrin Direct, took a step backwards in 2006 recording a net loss of $4.9 million, compared to net income of $2.6 million in 2005. Premium growth was nearly flat. We intentionally slowed Unitrin Direct's written premium growth in 2005 and 2006 to make certain that our book of business is adequately priced. Unitrin Direct ended up recognizing $4.5 million of adverse reserve development in 2006 - a further indication that a portion of its book of business was not adequately priced in prior years. We believe that those pricing issues are behind us now and that we have set the stage for growth in 2007 and beyond. We increased our marketing expenditures significantly in the fourth quarter of 2006 and will continue to spend additional amounts in 2007. We also have shifted our marketing strategy spending less on the direct mail channel and more on the television and web advertising channels. Unitrin Direct plans to enter six new states in 2007 and with those new states on board Unitrin Direct will be writing business in over 80% of the U.S. personal automobile insurance market. With this improved geographic scale, cable television and web advertisement become more efficient. The increase in direct marketing expenses, to the extent that they are not deferrable, will likely result in Unitrin Direct recording operating losses for the next several years. We are actively seeking acquisition opportunities to expand Unitrin Direct's book of business to shorten the time to achieve efficient economies of scale. We continue to believe that our shareholders will benefit from this alternative distribution channel in the years to come.

Our Unitrin Business Insurance segment (UBI) had a successful year in 2006 on a number of fronts. We launched UBI at the beginning of 2005 as a new business unit dedicated to serving the commercial lines agents that had previously been served by our former Multi Lines Insurance segment. Our UBI management team closed three of its regional offices and scaled back the fourth office. The migration of UBI policies and claims to its new state-of-the-art policy administration, billing and claims systems is now complete. UBI also completed the reduction of its workforce in the right manner and added a number of strong, commercial insurance professionals to help grow the business in 2007. However, absent the favorable reserve development recognized in 2006, UBI is in essence today a break-even business. The expense ratio of 49.9% needs to be reduced significantly. Perhaps as much as 10 points of that expense ratio represents transition and redundant costs that will be reduced somewhat in 2007 and must decline significantly in future years. The UBI management team faces a tremendous challenge - growing the business to proper scale in the face of a highly competitive premium rate environment.

Unitrin's Life and Health Insurance segment had a terrific year in 2006 recording net income of $99.5 million, well in excess of the $60.0 million recorded in 2005. Life and Health Insurance segment net investment income increased by $21.2 million in 2006 as our base of Life insurance reserves grew by $70 million and yields increased. Effective expense management is a must in this slower growth business. Life and Health Insurance segment expenses declined by $16.5 million in 2006. Congratulations to our Career Agency Group management team on the 3rd consecutive year of declining insurance expenses. Earned premiums grew by $8.1 million in 2006 as the impact of higher property insurance premiums earned through certain quota share reinsurance transactions was partially offset by the impact of our coastal property insurance premium reduction strategies. We plan to grow our Reserve National accident and health insurance business through the acquisition of blocks of business. We have completed the first such transaction which should add $4 million of premium in 2007. We hope to execute several more such transactions in 2007.

Our Consumer Finance business, Fireside Bank, posted lower net income for the first time in a number of years. Fireside still recorded respectable net income of $26.1 million in 2006, down from a record $30.8 million in 2005. Fireside's top line grew at a healthy 12.7% rate in 2006 as our management team continued to expand Fireside's operations into additional states outside of its home base in California. A major key to our success has been Fireside's ability to attract, train and retain its "street-smart" underwriters and to add to its collection infrastructure just ahead of the curve, keeping pace with the increasing top line. We may not have kept that infrastructure at pace in 2006 as net charge-off and delinquency rose in the second half of the year. It appears, however, that the rise in charge-off and delinquency was prevalent throughout the less-than-prime credit marketplace. We recently made significant increases in our collection staff, opened a second stand alone collection call center and slowed the growth in net outstanding to make certain that this business remains well controlled.

Investment Results

We continue to manage our investment portfolio for total return and income, balancing our concentrated investments in Northrop and Intermec and other higher risk holdings with a high quality fixed income portfolio comprised primarily of high grade municipal, corporate and agency bonds. We have made selective investments in the private equity and other alternative investment categories over the last several years. Those investments now total $194 million with another $207 million in commitments. We have realized above average returns on this relatively new investment strategy. Investments in fixed maturities declined by $254 million in 2006, as we shifted those funds to the alternative investment portfolio. Nevertheless our high quality, fixed income and short term investment portfolio still covers our net insurance reserves, protecting policyholder interests while we invest the remainder of the portfolio more aggressively.

Consolidated net investment income increased by $23 million in 2006. The yield on our combined fixed maturity and short term investment portfolio increased in 2006 as yields rose on the short end of the yield curve. At the end of 2006 we still kept approximately $625 million – about 10% of our investable assets – in relatively shorter term investments and cash invested overnight. There is little reward in making additional longer term fixed maturity investments in the current interest rate environment. Net realized investment gains declined by $19.8 million after tax in 2006 largely due to the sale of certain real estate investments in 2005.

The value of our investments in Northrop common and preferred stock increased by $67 million in 2006, after taking into account the sale of $18 million of Northrop common stock early in the year. Through the end of 2006, we have sold 7.9 million out of the 15.3 million shares of Northrop common stock that we received when Northrop purchased Litton in 2001. Our Northrop sales in 2006 were made to take advantage of an increasing Northrop stock price. We remain bullish on Northrop's future in these uncertain times and continue to hold over $750 million of combined Northrop common stock, preferred stock and bonds. It is interesting to observe that Northrop common stock returns are relatively uncorrelated with the returns on most of our other investment asset classes. In our view this serves to reduce the overall risk of our investment portfolio.

The fair value of our common stock investment in Intermec decreased from $428 million at the end of 2005 to $307 million at the end of 2006. Intermec's sales growth slowed in 2006. As a holder of over 20% of Intermec's common stock it would not be appropriate for us to comment on Intermec's prospects other than to say that we have never sold a share of Intermec. We rolled out a new generation of hand held computers developed for us by Intermec to our Life and Health Insurance career agents in 2005. We continue to be impressed with both Intermec's technology and the quality of its products. Our investment in Intermec is the only common stock that we own that is not marked to market through shareholders' equity. The fair value of our investment in Intermec exceeded the carrying value by $215 million at the end of 2006.

Equity securities other than Northrop and Intermec increased by $69 million after taking into account securities that were sold or purchased. We continue to use the services of third parties to manage our diversified large cap and mid cap common stock portfolios. Both of those portfolios performed well in 2006.

Capital Structure

We returned nearly $210 million of capital to our shareholders in 2006 through a combination of dividends and timely common stock repurchases. Our balance sheet remains strong. Debt to total capitalization declined to a modest 18.1% at the end of 2006 – that ratio falls to 17.2% if the market value of our holdings in Intermec is taken into consideration. Our $300 million 5.75% Senior Notes are due July 1, 2007. We plan to utilize our existing $300 million "universal" shelf registration statement to refinance those bonds with little or no impact on our capital structure.

Corporate parent level liquidity remains strong. Our $325 million unsecured revolving credit agreement was undrawn at the end of 2006 and still has over three years remaining. In addition, we held $330 million of Northrop securities at the Corporate parent level at the end of 2006. Operating company results covered the amount of dividends paid to shareholders by a wide margin in 2006 and also covered the $90 million of common stock repurchased.

We could not have achieved our record operating results in 2006 without the help of a number of strategic business partners. We have highlighted just a few of those partners in this report.

Richard C. Vie
Chairman

Donald G. Southwell
President
and Chief Executive Officer



The Right Partners, The Right Relationships

When it comes to our businesses, getting it right requires focusing on the right relationships

Unitrin's evolution into one of America's leading financial service providers has depended in part upon a clear understanding of the nature of our business and a willingness at all levels to focus on what makes us successful. By challenging our associates to concentrate on customer service and business development, we have prepared them to make the right response in everyday and emergency situations. As technology and systems grow ever more sophisticated, we recognize that preparation and service also depend upon specialized knowledge that skilled partners can supply.

This year we recognize some of the outstanding partnerships that benefit both our Unitrin companies and the partner organizations. Going beyond the standard vendor/customer roles, these relationships have developed through mutual respect, trust and understanding of the benefits that can be achieved. As we talked with Unitrin associates and their counterparts at partnering companies, we saw that they share similar values: professionalism, honesty, a willingness to pitch in and find solutions, and a desire to achieve excellence. The expertise of these companies differs widely, but the similarity of values makes it obvious what constitutes "the right partner."



"How we work together to deliver results makes us a team."

~ Mary Ellen Giles, Moore Wallace



The right partners work together to understand challenges and seek the best solutions.

MOORE WALLACE
AN RR DONNELLEY COMPANY

Historically, the task of assembling insurance policies was very labor intensive. As technology advanced, opportunities arose for printers with the foresight to develop automated solutions. Before then, it was a time-consuming, confusing effort that took up resources that could have been better utilized. Joanne Mackey, Vice President of Operations, Kemper Auto and Home, remembers the difference it made when Moore Wallace (an RR Donnelley Company) partnered with Kemper Auto and Home and took over the production of documents.

"We started back in 2000, a couple of years before we became a Unitrin company, and shifted every document to Moore Wallace," Mackey says. "It took almost two years. They helped us redesign our documents and the processes associated with producing them. We struggled with these tasks internally before our partnership with Moore Wallace. Printing, finishing and mailing are Moore Wallace's core competencies, so Moore Wallace can do it much better than we can and at a lower cost. Moore Wallace also meets our requirements for security and controls when customer document production is turned over to an outside vendor. Through our partnership we are able to leverage the equipment and experience that Moore Wallace possesses. Moore Wallace's support continued to grow as Kemper Auto and Home became part of Unitrin."

This Page Top: Moore Wallace plant in St. Charles, IL, Middle: Joanne Mackey, Mary Ellen Giles & Susan Fiorentina, Opposite Page Middle: Joanne Mackey, Keith Gonnerman & Susan Fiorentina, Bottom: November, 2006 Presidents Advisory Council meeting in Dallas.

Today, Moore Wallace is Kemper Auto and Home's print outsourcer — printing, finishing and mailing most policy documents along with premium bills, cancellation/non-renewal notices, premium refund checks, claim checks and agent commission statements. In a single year, Moore Wallace produces over 50 million images (an image is one side of a page) for auto, home and package policies and over 4 million mail pieces. The seamlessness of the process is as important as the volume of work.

Joanne Mackey explains, "People throughout our organization deal with our team at Moore Wallace on a daily basis. Some Kemper Auto and Home staff work on new projects or enhancements with staff at the two Moore Wallace facilities, in St. Charles, Illinois and the other in Logan, Utah that handle Kemper Auto and Home work. We don't often have face to face contact because our staff is in Jacksonville, Florida, but we get the job done as partners and with frequent communication. Occasionally there will be last minute changes, tight deadlines or both and Moore Wallace always seems to be there to help with the change, while keeping our deadline in mind. There are other Kemper Auto and Home staff who work to ensure daily production of the customer documents at the two Moore Wallace facilities takes place on time and accurately. Kemper Auto and

"At Unitrin, our opinions are valued. We've been part of Unitrin's business from the ground up."

~ Steve Webster, Presidents Advisory Council

Home sends files to Moore Wallace who in turn confirms they got them and that the documents and mailpieces have been printed, finished and mailed. On most days it's seamless but when there's a hiccup, we follow our contingency plans and together we get things back on track."

At Moore Wallace, Senior Account Executive Mary Ellen Giles is quick to agree. "Our best relationship is one in which the client views us as a partner, an extension of its business. With Unitrin we have never felt that we were held as simply a vendor. We have weekly conference calls, and it is really a team atmosphere. We are open with each other. They tell us everything they know so we know what their challenges are. We tell them everything we know. Our goal is to be sure we are printing and sending everything Unitrin requires in a timely, accurate, secured manner. I promote this type of partnership to the rest of my company because we are truly business partners."

The relationship with Moore Wallace also extends to Unitrin Specialty, with the Logan, Utah facility taking care of all of its policy production work as well.

Right Insight, Right Advice.

While most Unitrin business units utilize some form of advisory council comprised of elite performers or specialists to provide valuable insight into the marketplace and to offer a picture of what is going on in the field, each has its own identity. Whether it's one of our advisory councils of independent property and casualty insurance agents, the Career Agency Companies' President's Council comprised of its own employee agents, or Fireside Bank's *dealership circle*, they share one common bond – the customer.

PAC

At Unitrin Business Insurance, advice and input is sought from the Presidents Advisory Council comprised of leaders of larger insurance agencies representing a cross section of 30 states. These leaders provide not only the right insight into their customers' needs, but also the right insight for Unitrin Business Insurance to best meet its agents' needs.

The Presidents Advisory Council members are pleased at the response they have received to their suggestions. Steve Webster, Vice President of DS&P Insurance Services in Palatine, Illinois, has participated for several years. He remarks, "It gives us a positive feeling to go in there, make suggestions and then at the next meeting to see that our suggestions have been taken seriously and implemented.







"Building a long-term strategic partnership with Unitrin has been the foundation for our mutual success."

~ Ray August, Computer Sciences Corporation





© Tim de Waele

You really know you are valued when you are seeing what you suggest become part of the business practice."

"They told us, to compete more effectively, you need to have a more empowered point-of-sale marketing structure," says Jack Lubner, President, Unitrin Business Insurance. "They steered us toward automation which led us to developing a new type of relationship with Computer Sciences Corporation."

InnerCircle AgentsCouncil

At Kemper Auto and Home, invaluable insights and ideas are provided by the Inner Circle Agents Council, a designated committee of independent agents representing all regions of the country. The Council's insights encompass all aspects of its agency partnerships from technology to sales materials. Kemper Auto and Home also partners with various state and regional councils to gather constructive feedback. Using the collective perspective from all its agent councils, Kemper Auto and Home can more effectively service all of its agents, and ultimately, its policyholders.

"We ask them for insights on ways we can improve existing programs as well as implement more programs to make it easier to do business with us," says Mark Wilson, National Marketing Manager, Kemper Auto and Home. "For example, agents on our Inner Circle Agents Council told us that our automated policy processing system was arduous and difficult to navigate. So, we redesigned the system to be more intuitive and simple, making us a more convenient business partner for not just our Inner Circle Agents Council, but all agents."

This Page Top: Intermec CN2 handheld device, Bottom: Since 2001, CSC has sponsored Team CSC, led by Bjarne Riis, winner of the 1996 Tour de France, Opposite Page Top: Willie Sanders Jr. client, Middle: Margy Cleary Unitrin career agent.

The right partners bring technologies that simplify our jobs.

CSC

EXPERIENCE. RESULTS.

Unitrin Business Insurance's relationship with Computer Sciences Corporation ("CSC") gives us access to information technology and specialization that would have been unavailable internally.

"Unitrin Business Insurance had an aging information environment. We needed an upgrade in our technology with an internet-based solution," says Shawn Crawford, Vice President of Unitrin Data Systems. "When we partnered with CSC, we were challenged with implementing a new policy administration system and meeting the seemingly impossible directive of getting everything up and running in one year. But it happened. We could not have achieved that deadline on our own with the same results." CSC not only delivered the system, but also provides much of the back-office policy administration for Unitrin Business

"Our belief in the technology and their quick understanding of our needs made Intermec the right choice for us."

~ Lance Haukedahl, Unitrin Career Agency



Insurance, leaving Unitrin Business Insurance to concentrate on what it does best – selecting and pricing insurance risks, settling insurance claims and otherwise understanding the insurance needs of its customers.

With the CSC relationship, Unitrin Business Insurance outsources development and support of the policy administration system, enabling us to reduce our internal IT staff to 30 people who work solely on business applications. We participate in the CSC innovation community. The innovation community provides an environment for smaller businesses to band together to find improvements for their businesses and to gain access to the IT capacity of a much larger company. In turn, CSC is presented with ideas and ways to improve its applications, making them more attractive to a wider range of clients.

Unitrin Business Insurance President Jack Lubner explains that the partnership starts at the top. He has a strong relationship with Ray August, President of the property and casualty division of CSC's financial services group. "We share a common vision," says Lubner. "We each have something to offer. Our company has a better understanding of how the product meets the road, and they have the capacity to build everything, not just assemble bits and pieces. We both gain from the relationship. We're getting a system that is sophisticated and responsive to what we need. They're gaining valuable experience to broaden their marketplace. They have expanded their business opportunity because of the relationship."

Ray August at CSC adds, "As partners we are committed to the same goals, and in achieving positive business results for Unitrin day in and day out."

Intermec



When agents are the lifeblood of the company, it is a business imperative to provide the equipment they need. Several years ago, the 2,800 agents of Unitrin Career Agency companies were carrying aging handheld devices that were nearing the end of their expected life. According to Lance Haukedahl, Vice President, Information Technology at Unitrin Career Agency Companies, "The agents rely on these handhelds, as we call them, to collect premiums and provide policyholders with information when they visit their homes. They are critical to the performance of the profession. We started looking at various vendors and what they could provide. It was only natural that due to our sizable corporate investment in Intermec, we had





"We wanted to build a relationship that went beyond the normal vendor relationship, and that's what we have achieved."

~ Kay Womble, Trumbull



a better understanding of Intermec's ability to provide a replacement for our aging handhelds." After doing our homework and conducting a rigorous evaluation process with multiple vendors, Unitrin determined that not only could Intermec provide a replacement, its CN2 rugged notepad computer was the best fit for us. "Our belief in Intermec's technology and its quick understanding of our needs made Intermec the right choice for us. The decision for Unitrin to expand its relationship with Intermec was an easy one."

Intermec had come to understand Unitrin's needs, and that was important because speed was critical to the rollout of the new handheld devices. In less than 10 months, new CN2 handhelds configured according to Unitrin's specific requirements were in the hands of agents. Intermec provided detailed specifications, which were used to internally develop training material. Career Agency's home office associates, in turn were well prepared to conduct two-day training sessions in each of the 100 district offices to instruct the agents.


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Subrosource embodies a patented business method developed to maximize recovery processing. The key to this method is the ability to improve recoveries by mirroring those behaviors and activities that produce positive outcomes... MORE>
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"Intermec gave us options," says Haukedahl. "As a result of our dialogue with Intermec's technical staff, we decided to partner for the entire product development. Intermec worked through specifications with us and we did a lot of the testing and reviews utilizing internal staff. Intermec was responsive with all issues, tailoring the handhelds to what we needed. Our agents love the new CN2 handhelds, and the partnership with Intermec worked so well, that Intermec has asked me to be part of a case study regarding Unitrin's experience."

The right partners can help manage costs.

Though the partners are geographically distant, the partnership between Unitrin Direct and Trumbull relies on close interaction. Trumbull, based in Connecticut, provides a specialized service referred to as subrogation for Unitrin Direct. Brian Crumbaker, Unitrin Direct Senior Vice President, based in California, explains this specialized service:

"When our policyholders have accidents that are not their fault, they still turn to Unitrin Direct as their insurer. Unitrin Direct settles their claims and then we 'subrogate' against, or seek recovery from, the responsible parties. By handling it this way, Unitrin Direct provides service and peace of mind for our customers. In many cases,

This Page: Top: Brenda Peter, Middle from left: Donna Mohler, Michael Tindal & Neil Schumacher, Opposite Page Top: Scott Snider, Middle: Scott Snider & Anne Price.

"Our collaboration has enabled Coalition America and Unitrin to become true business partners."

~ Anne Price, Coalition America

the actual process of recovering the money from the responsible party takes a different skill set than claims adjusters possess. Claims adjusters are accustomed to the settlement process, which is different than the subrogation recovery process and requires an understanding of a different set of laws."

Crumbaker continues, "We could have developed our own associates to do subrogation recovery in-house, but, given the scale of Unitrin Direct, we felt we should look for a partnership with someone who specializes in this practice. Ideally, the right partnership would allow us to take advantage of a better subrogation recovery process, while giving ourselves flexibility for growth. We have achieved this balance through our partnership, which allows us to focus on our business and Trumbull to remain focused on subrogation recovery."

"In all our interaction, we figure out how to make it worthwhile for both parties. For the subrogation recovery, we've agreed on what is an appropriate cost and built in an incentive," says Crumbaker.

Kay Womble, Vice President of Sales and Marketing at Trumbull, concurs. "When we constructed the agreement, we built incentives into the contract. We wanted to build a relationship that went beyond the normal vendor relationship, to drive results and set the bar for continuous improvement."

Womble indicates that geographical distance has not been a hindrance. Trumbull staff had to build the interface onsite at Unitrin Direct, but once that was complete, most of the work is performed remotely. "Everything processes electronically," she says. "Technology allows us to understand who is the best person to handle a type of subrogation file. The system meters results and once we see who is getting the best results for a particular type of situation, we can assign similar files to that person. We can also apply what they are doing as best practices across the team."

Womble says that the partnership with Unitrin Direct makes good business sense for Trumbull. "Any time you have a good relationship like this and positive results, it always impacts what you can do in the marketplace."

Coalition America

The management of costs for medical claims is an enormous effort for every insurance company with medical and health care insurance products. Unitrin's Reserve National, with its small niche market, had not been using an outside service for negotiating costs with healthcare providers until they were approached by Coalition America, a leader in medical claim savings. According to Orin Crossley, Senior Vice President Operations for Reserve National, "We knew Coalition America was the right partner when we saw that as a leader in the field, they could help maximize cost savings for us and our policyholders with its technology and relationships with health care providers. They have enabled us to take advantage of the most sophisticated systems for servicing







"Unitrin and the Crime Commission are a great and natural fit. You make sure your customers are safe and secure – and those customers are the same public that we are making safe and secure."
~ Millie DeAnda, North Texas Crime Commission


DALLAS
POLICE
DEPARTMEN
BAIT CARS
ARE
CITY WIDE
STEAL ONE
GO TO
JAIL

This Page: Dallas PD Bait Car warning signage, Opposite Page: Millie DeAnda & Joe Pierron.

claims. Given our size, Reserve National would never have been able to achieve this on our own."

Coalition America began its business by bringing third party administrators together and using that leverage to negotiate with health care providers on their behalf. Within the last few years Coalition America has expanded its reach by adding small insurance companies to its client base. So, adding a client such as Reserve National, helps Coalition America in its overall negotiation for discounts. Its negotiations with health care providers have resulted in savings typically ranging from 12 to 18% for most medical bill charges.

Claims adjudicators at Reserve National have daily contact with Coalition America in its Atlanta, Georgia office, and there are weekly meetings with the management team. Crossley says that constant communication makes the partnership seamless.

"Coalition America already has agreements in place with other networks and providers. The benefit of these agreements is keeping our costs down which, in turn, benefits our customers. Coalition America's values are aligned with ours – open and above-board. This relationship benefits our customers in other ways, too. In many cases the insureds receive the advantage of a discounted or negotiated rate for non-covered expenses, so they can save money on the expenses for which they are responsible."

Coalition America has the reputation for openness with insurers, payors, and all parties in the medical cost savings arena. Because Coalition America is on a par with the culture and integrity of Unitrin's companies, Crossley feels that his team meshes well with it, utilizing its technology, negotiated rates and relationships with preferred provider organizations.

About the partnership, Coalition America Regional Account Manager Anne Price says, "As we learned Reserve National's business and came to understand their unique needs, we were able to introduce new programs designed to add value for their clients and to enhance their competitiveness in the marketplace. At the same time, because Reserve National is a different business model than our typical client, we've gained new insight into working with our strategic partners."

Unitrin Specialty has taken an active roll in a community effort that links law enforcement, business, education, government, media and citizens. The goal is to make North Texas safer by reducing certain types of crime, and the driving partner is the North Texas Crime Commission. Because auto theft is such a problem in the Dallas area, as in many major cities, the Regional Auto Theft Tracking & Law Enforcement Response (RATTLER) initiative was started. President Millie DeAnda of the North Texas Crime Commission talks about the importance of Unitrin's involvement:

"The RATTLER bait vehicle initiative has resulted in 198 arrests and over 112 convictions or guilty pleas as of January, 2007."

~ Joe Pierron, Unitrin Special Investigator



"As a nonprofit organization we cannot do it alone. We're there to serve the public, and the involvement of the business community is vital to us. Unitrin serves many of the same people we are protecting, so we've come together as partners and our goals are in concert."

"We are the only insurance company that is a full member of the North Texas Crime Commission," says Joe Pierron, Special Investigator with Unitrin Specialty. "We host the monthly auto theft committee meetings here at our Dallas office, and in 2006, we sponsored the annual auto theft training seminar for law enforcement officers and insurance investigators."

"The RATTLER bait car program uses crime research and analysis software to look at what types of vehicles have been stolen. Then we create a fleet of those vehicles outfitted with Global Positioning System (GPS) technology and other equipment. The fleet is deployed to high theft areas. When a thief starts the vehicle, video cameras record his actions and conversations. Frequently he's talking about what he will do with the car, or another theft.

With police units in place, the engine is remotely killed and the doors are locked. As the officers surround the car, the thief is usually trying to restart it. Since the entire episode is recorded, very few of these cases even go to trial."

A large number of the RATTLER bait car program vehicles have been donated by Unitrin and other companies. "We are helping to prevent and reduce claims, not just to respond," says Pierron. "By working with law enforcement, other insurance companies, public organizations and private companies in our area, we are all helping the community at large." Pierron says the program has attracted the attention of law enforcement agencies all over the United States and Europe. The Crime Commission's Auto Theft Committee will host a national conference this summer bringing together law enforcement agencies from across the U.S. to review best practices and new technologies aimed at expanding the effectiveness of bait car programs throughout the country.



For every partnership story featured in this annual report, there are many others just as viable and beneficial to be found throughout the Unitrin companies. Advisory councils, technology experts, suppliers who go beyond the letter of the agreement to become trusted partners, and others know that our endeavors and theirs are linked. Though we have mentioned only a few, we extend our thanks to all of these "right partners" who make the business of Unitrin a success.

Our Family of Companies

UNITRIN
PROPERTY & CASUALTY INSURANCE

Unitrin's Property and Casualty Insurance Group connects a network of insurance carriers that provide a range of personal and commercial insurance products to millions of customers across the nation. The group is comprised of Kemper Auto and Home, Unitrin Specialty, Unitrin Business Insurance and Unitrin Direct. The Unitrin companies operating in these segments provide automobile, homeowners, commercial multi-peril, fire, casualty, workers compensation, and other types of property and casualty insurance to individuals and businesses. Kemper Auto and Home, Unitrin Business Insurance and Unitrin Specialty are supported by a sales force of independent agents whose experience, knowledge, and respected standing in their communities have made them invaluable partners in growing the business and providing outstanding service to customers.

UNITRIN
Kemper
AUTO AND HOME

Kemper Auto and Home provides personal automobile, homeowners, inland marine, boat owners, dwelling fire and personal umbrella insurance to preferred and standard risk customers. Kemper Auto and Home's premier product, the Package Plus, is a combined automobile and homeowners insurance policy that provides the convenience of one transaction and billing process to fulfill individual insurance needs. Kemper Auto and Home operates in 39 states and has approximately 3,000 independent agents as its sales force.

UNITRIN
SPECIALTY®

Unitrin Specialty provides personal and commercial, non-standard automobile insurance to individuals and businesses through more than 7,500 independent agents/brokers in 23 states. Unitrin Specialty has over 700 employees in three offices (Dallas, Texas; Woodland Hills, California; and Salem, Oregon).

Unitrin Specialty is committed to becoming the friendly, people focused automobile insurance company, while growing profitably through strong relationships with their agents. Unitrin Specialty's primary emphasis is on becoming the most valued non-standard automobile insurance company in the independent agent market.

UNITRIN
BUSINESS INSURANCE®

Unitrin Business Insurance, our business unit formed at the beginning of 2005, services commercial customers in 30 states, with a geographic emphasis in the south, northwest, and midwest. This Dallas-based unit primarily sells commercial automobile, general liability, commercial fire, commercial multi-peril and workers compensation insurance. Products are marketed by over 1,000 independent insurance agencies. These commercial products are designed and priced for businesses that have demonstrated favorable risk characteristics and loss history.

UNITRIN direct®
auto insurance

Unitrin Direct markets auto insurance primarily through direct mail, Web insurance portals, "click-throughs," its own Web site and television advertising. Unitrin Direct actively sells auto insurance in 22 states geographically dispersed throughout the United States.

Unitrin Direct writes a broad spectrum of auto insurance risks, ranging from preferred to non-standard private passenger auto customers. The overall business strategy of Unitrin Direct places great emphasis on competitive pricing and quality customer service.

Unitrin Direct's insurance products accounted for approximately 12% of the aggregate insurance premium revenues of Unitrin's property and casualty insurance business in 2006.

UNITRIN
LIFE & HEALTH INSURANCE

The Unitrin Life and Health Insurance Group is one of the top 100 life insurance providers in the nation. Utilizing a family of career agents, our Career Agency Companies offer primarily life and health insurance products to customers seeking basic protection for themselves and their families. The Company's Reserve National Insurance Company distributes its products in 31 states throughout the south, southwest and midwest, through a network of approximately 250 exclusive independent agents.

UNITRIN
Career Agency Companies

The Career Agency Companies, United Insurance, Union National, and Reliable Life, employ a field force of nearly 2,400 career agents in 25 states. Our family of career agents provide service to customers in their homes and offer personalized, affordable insurance products developed for individuals and families with household incomes of less than $25,000. The St. Louis-based home office staff of over 400 supports the efforts of the agents and field management.

Reserve National
INSURANCE COMPANY
A UNITRIN Company

Reserve National is our Oklahoma City-based independent agency company that provides accident and health insurance coverages to individuals and small business owners primarily in rural areas with limited access to the benefits plans of larger markets. Reserve National offers products such as scheduled benefit hospitalization and surgical plans, critical illness, home health care, first-occurrence cancer and heart-attack policies and Medicare supplement insurance.

FIRESIDE BANK

One of the oldest and most highly regarded companies of its kind in the west and midwest, Fireside Bank provides consumer finance services. Based in Pleasanton, California and with 26 branches in California and loan production offices in 7 other states serving customers in 15 states, Fireside specializes in automobile loans, primarily for the purchase of pre-owned vehicles, and is one of the largest non-prime automobile finance sources in California.

Unitrin's Foundation Principles



At Unitrin, we recognize that the manner in which we conduct our business, and the perception of such conduct by our customers, shareholders and the general public, is of paramount importance to the long-term success of our organization. To that end, it is the policy of Unitrin, Inc. and all the entities comprising the Unitrin group of companies to conduct business on an ethical basis in full accordance with the law.

Unitrin's Code of Business Conduct and Ethics, which is summarized on the right, provides a basic framework of our values and priorities in the way our employees conduct business and interact with their various constituencies. Our Code of Business Conduct and Ethics is not intended to cover every issue or situation, nor is it meant to replace our detailed policies. Rather, it is a statement of our principles in a number of important areas and is used in conjunction with our policies and guidelines, including employee handbooks and operating guidelines. A complete copy of the Code of Business Conduct and Ethics is posted in the Corporate Governance materials on the Company's Web site at unitrin.com.

- We Avoid Conflicts of Interest – By that we mean each employee is expected to act in the best interests of Unitrin, not for personal advantage.
- We Maintain Accurate Financial Books and Records – The accounting and auditing functions are integral components which help to ensure that Unitrin's financial books and records are accurate.
- We Retain Records Properly – Unitrin will keep and maintain business records, both written and electronic, based on relevance and in accordance with our guidelines.
- We Compete Fairly – Unitrin competes fairly and honestly for its business, and all employees should endeavor to deal fairly with customers, agents, vendors, competitors and colleagues.
- We Strive to Comply with All Laws and Regulations – Unitrin employees are responsible for understanding the laws and regulations as they apply to the Company's businesses and for preventing, detecting, and reporting instances of non-compliance.
- We Provide a Positive Work Environment – In order to recruit, hire and retain the kind of people we need to deliver high quality service to our customers, the Company strives to build a workplace that is based on fair hiring practices and an environment free of harassment.
- We Properly Use and Safeguard Company Assets – Unitrin assets and property are to be used exclusively for the Company's business or purposes authorized by the Company.
- We Maintain the Confidences Entrusted to Us – Employees are expected to maintain the confidentiality of private information about customers, vendors, and all other parties.
- We Want to Know When Something is Wrong – We offer confidential means for employees to raise issues and report violations.
- We Are In This Together – Every employee's actions count. All employees attend ethics training and sign a statement of compliance.

Code of Ethics for Senior Financial Officers

Unitrin's Code of Ethics for Senior Financial Officers applies to Unitrin, Inc.'s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or persons performing similar functions, and recognizes the important and unique leadership role that those officers hold with regard to Unitrin's corporate governance. Unitrin's Code of Ethics for Senior Financial Officers provides principles to which those officers are expected to adhere and advocate, thereby ensuring that shareholders' interests are appropriately protected and preserved. This code consists of the principles listed below which supplement, but do not replace, the Code of Business Conduct and Ethics applicable to all employees. The officers covered by this Code of Ethics for Senior Financial Officers are required to:

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships.
- Proactively promote ethical behavior as a responsible partner among peers in the work environment.
- Provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with the Securities and Exchange Commission and in other public communications by Unitrin.
- Comply with applicable rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.
- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.
- Respect the confidentiality of information acquired in the course of one's work except when authorized or legally obligated to disclose; such confidential information will not be used for personal advantage.
- Understand one's responsibility to promptly report violations of this code to the Chief Legal Officer or other appropriate individuals in accordance with the Code of Business Conduct and Ethics.
- Acknowledge accountability for adherence to this code, and that any material violation of the code may subject one to disciplinary action up to and including termination.

Management Report on Internal Control

We, as management of Unitrin, Inc. and its subsidiaries ("Unitrin"), are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2006, based on the control criteria established in a report entitled *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that Unitrin's internal control over financial reporting is effective as of December 31, 2006.

The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of Unitrin's consolidated financial statements, has issued an attestation report on management's assessment of Unitrin's internal control over financial reporting.

Donald G. Southwell President and Chief Executive Officer	**Eric J. Draut** Executive Vice President and Chief Financial Officer

February 2, 2007

SUMMARY OF RESULTS

Net Income was $283.1 million ($4.17 per common share) for the year ended December 31, 2006, compared to $255.5 million ($3.70 per common share) for the year ended December 31, 2005. Operating results in the Company's business segments improved overall in 2006, compared to 2005. These results are discussed throughout this Management's Discussion and Analysis of Results of Operations and Financial Condition. Results in 2005 include a benefit of approximately $14 million for Federal income tax adjustments related to tax years ended December 31, 2002 and 2001.

Earned Premiums were $2,478.7 million in 2006, compared to $2,478.3 million in 2005. Increased Earned Premiums in the Life and Health Insurance segment and the Unitrin Direct segment were offset by decreased Earned Premiums in the Unitrin Specialty segment, the Unitrin Business Insurance segment and the Kemper Auto and Home segment.

Consumer Finance Revenues increased by $27.6 million in 2006 due primarily to a higher level of loans outstanding, partially offset by lower interest rates.

Net Investment Income increased by $23.0 million in 2006 due to higher yields on investments and, to a lesser extent, higher levels of investments.

Other Income was $16.3 million in 2006, compared to $9.5 million in 2005. Other Income in both 2006 and 2005 resulted primarily from sales of office buildings used in the Company's insurance operations.

Net Realized Investment Gains was $26.5 million in 2006, compared to $56.9 million in 2005. Net Realized Investment Gains in 2006 included pretax gains of $28.8 million from sales of equity securities, pretax losses of $2.8 million to write down certain securities and pretax gains of $0.9 million from sales of investment real estate. Net Realized Investment Gains in 2005 included pretax gains of $39.4 million from sales of investment real estate, pretax gains of $29.8 million from sales of equity securities and pretax losses of $10.3 million to write down certain securities. The Company cannot anticipate when or if similar investment gains and losses may occur in the future.

CRITICAL ACCOUNTING ESTIMATES

The Company's subsidiaries conduct their businesses in three industries: property and casualty insurance, life and health insurance and consumer finance. Accordingly, the Company is subject to several industry-specific accounting principles under accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The process of estimation is inherently uncertain. Accordingly, actual results could ultimately differ materially from the estimated amounts reported in a company's financial statements. Different assumptions are likely to result in different estimates of reported amounts. The Company's critical accounting policies most sensitive to estimates include the valuation of investments, the valuation of property and casualty insurance reserves for losses and loss adjustment expenses ("LAE"), the valuation of the reserve for loan losses, the assessment of recoverability of goodwill and the valuation of postretirement benefit obligations.

Valuation of Investments

Except for the Company's investment in the common stock of Intermec, Inc. ("Intermec"), which is accounted for under the equity method of accounting, the Company's investments in fixed maturities, preferred stocks and common stocks are classified as available for sale and are reported at fair value under GAAP. Fair values of these investments are estimated using quoted market prices where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or broker dealers. To estimate the value of these investments, independent pricing services and broker dealers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, duration of the security, yields on comparably rated publicly traded securities and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

Except for investments accounted for under the equity method of accounting, based on the Company's intent with respect to a particular investment at the time of investment, the Company is generally required to classify its investments in fixed maturities, preferred stocks and common stocks into one of three investment categories under GAAP:

a) Trading;
b) Held to maturity; or
c) Available for sale.

The classification of the investment may affect the Company's reported results. For investments classified as trading, the Company is required to recognize changes in the fair values into income for the period reported. For investments in fixed maturities classified as held to maturity, the Company is required to carry the investment at amortized cost, with only the amortization occurring during the period recognized into income.

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Valuation of Investments [continued]

Changes in the fair value of investments classified as available for sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Investments accounted for under the equity method of accounting are valued at cost plus cumulative undistributed earnings and not at fair value. Had the Company reported all the changes in the fair values of its investments in fixed maturities, preferred stock and common stock, including its investment in Intermec, and other equity securities into income, the Company's reported net income for the year ended December 31, 2006, would have decreased by $43.2 million.

The Company regularly reviews its investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

a) The Company's ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value;

b) The duration and extent to which the fair value has been less than cost; and

c) The financial condition and prospects of the issuer.

Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses

Property and casualty insurance reserves for losses and LAE are reported using the Company's estimate of its ultimate liability for losses and LAE for claims that occurred prior to the end of any given accounting period but have not yet been paid. The Company had $1,432.6 million and $1,531.5 million of gross loss and LAE reserves at December 31, 2006 and 2005, respectively. Property and Casualty Insurance Reserves by business segment at December 31, 2006 and 2005, were:

DOLLARS IN MILLIONS	2006	2005
Kemper Auto and Home	$ 534.1	$ 553.6
Unitrin Specialty	293.4	295.8
Unitrin Direct	106.8	99.4
Unitrin Business Insurance	397.9	419.7
Life and Health Insurance	6.9	31.2
Unallocated Ceded Reserves	93.5	131.8
Total Property and Casualty Insurance Reserves	$ 1,432.6	$ 1,531.5

Certain reserves acquired in connection with a business acquisition from SCOR Reinsurance Company ("SCOR") in 2002 (the "Unallocated Ceded Reserves") are reinsured by an insurance subsidiary of SCOR (See Note 6, "Property and Casualty Insurance Reserves," to the Consolidated Financial Statements). The Company does not allocate these reserves to its business segments.

In estimating reserves, the Company's actuaries exercise professional judgment and must consider, and are influenced by, many variables that are difficult to quantify. Accordingly, the process of estimating and establishing reserves for losses and LAE for property and casualty insurance is inherently uncertain and the actual ultimate net cost of a claim may vary materially from the estimated amount reserved. The reserving process is particularly imprecise for claims involving asbestos, environmental matters, construction defect and other emerging and/or long-tailed exposures which may not be discovered or reported until years after the insurance policy period has ended.

The Company's actuaries generally estimate reserves at least quarterly for most product lines and/or coverage levels using accident quarters or accident months spanning 10 or more years depending on the size of the product line and/or coverage level or emerging issues relating to them. The Company's actuaries use a variety of generally accepted actuarial loss reserving estimation methodologies including, but not limited to, the following:

- Incurred Loss Development Methodology;
- Paid Loss Development Methodology;
- Bornhuetter-Ferguson Incurred Loss Methodology;
- Bornhuetter-Ferguson Paid Loss Methodology; and
- Frequency and Severity Methodology.

The Company's actuaries generally review the results of at least four of these estimation methodologies, two based on paid data and two based on incurred data, to initially estimate loss and LAE reserves and to determine if a change in prior estimates is required. In some cases, the methodologies produce a cluster of estimates with a tight band of indicated possible outcomes. In other cases, however, the methodologies produce conflicting results and wider bands of indicated possible outcomes. However, such bands do not necessarily constitute a range of outcomes, nor does management or the Company's actuaries calculate a range of outcomes.

At a minimum, the Company analyzes 45 product and/or coverage levels, for over 40 separate prior accident quarters for both losses and LAE using many of the loss reserving methodologies identified above.

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses [continued]

In all, there are over 10,000 combinations of accident quarters, coverage levels, and generally accepted actuarial estimation methodologies used to estimate the Company's unpaid losses and LAE. In some cases, the Company's actuaries make adjustments to these loss reserving methodologies or use additional generally accepted actuarial estimation methodologies to estimate ultimate losses and LAE.

For each accident quarter, the point estimate selected by the Company's actuaries is not necessarily one of the points produced by any particular one of the methodologies utilized, but often is another point that takes into consideration each of the points produced by the several loss reserving methodologies used. In some cases, for a particular product, the current accident quarter may not have enough paid claims data to rely upon, leading the Company's actuaries to conclude that the incurred loss development methodology provides a better estimate than the paid loss development methodology. Therefore, the Company's actuaries may give more weight to the incurred loss methodology for that particular accident quarter. As an accident quarter ages for that same product, the actuary may gain more confidence in the paid loss methodology and begin to give more weight to the paid loss methodology. The Company's actuaries' quarterly selections are summed by product and/or coverage levels to create the actuarial indication of the ultimate losses. More often than not, the actuarial indication for a particular product line and accident quarter is most heavily weighted towards the incurred loss development methodology, particularly for short-tail lines such as personal automobile. Historically, the incurred loss development methodology has been more reliable in predicting ultimate losses for these lines, especially in the more recent accident quarters, when compared with the paid loss development methodology. In the event of a wide variation among results generated by the different projection methodologies, the Company's actuaries further analyze the data using additional techniques.

In estimating reserves, the Company's actuaries exercise professional judgment and must consider, and are influenced by, many variables that are difficult to quantify, such as:

- Changes in the level of minimum case reserves, and the automatic aging of those minimum case reserves;
- Changes to claims practices including, but not limited to, changes in the reporting and impact of large losses, adequacy of case reserves, implementation of new systems for handling claims, turnover of claims department staffs, timing and depth of the audit review of claims handling procedures;
- Changes in underwriting practices;
- Changes in the mix of business by class and policy limit within product line;
- Growth in new lines of business;
- Changes in the attachment points of the Company's reinsurance programs;
- Medical costs including, but not limited to, the ability to assess the extent of injuries and the impact of inflation;
- Repair costs including, but not limited to, the impact of inflation and the availability of labor and materials;
- Changes in the judicial environment including, but not limited to, the interpretation of policy provisions, the impact of jury awards and changes in case law; and
- Changes in state regulatory requirements.

A change in any one or more of the foregoing factors is likely to result in a projected ultimate net claim loss and LAE that is different from the previously estimated reserve and/or previous frequency and severity trends. Such changes in estimates may be material.

For example, the Company's actuaries review frequency (number of claims per policy or exposure), severity (dollars of loss per claim) and average premium (dollars of premium per exposure). Actual frequency and severity experienced will vary depending on changes in mix by class of insured risk. Similarly, the actual frequency and rate of recovery from reinsurance will vary depending on changes in the attachment point for reinsurance. In particular, in periods of high growth or expansion into new markets, there may be additional uncertainty in estimating the ultimate losses and LAE. The contributing factors of this potential risk are changes in the Company's mix by policy limit and mix of business by state or jurisdiction.

Actuaries use historical experience and trends as predictors of how losses and LAE will emerge over time. However, historical experience may not necessarily be indicative of how actual losses and LAE will emerge. Changes in reserve adequacy, changes in minimum case reserves and changes in internal claims handling could impact the timing and recognition of incurred claims and produce an estimate that is either too high or too low if not adjusted for by the actuary. For example, if, due to changes in claims handling, actual claims are settled more rapidly than they were settled historically, the estimate produced by the paid loss development methodology would tend to be overstated if the actuary did not identify and adjust for the impact of the changes in claims handling. Similarly, if, due to changes in claims handling, actual claim reserves are set at levels higher than past experience, the estimate produced by the incurred loss development methodology would tend to be overstated if the actuary did not identify and adjust for the impact of the changes in claims handling.

The final step in the quarterly loss and LAE reserving process involves a comprehensive review of the actuarial indications by the Company's senior actuary and senior management who apply their collective judgment and determine the appropriate estimated level of reserves to record. Numerous factors are considered in this determination process, including, but not limited to, the assessed reliability of key loss trends and assumptions that may be significantly influencing the current actuarial indications, changes in claim handling practices or other changes that affect the timing of payment or development patterns, the maturity of the accident year, pertinent trends observed over the recent past, the level of volatility within a particular line of business, the

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Property and Casualty Insurance Reserves for Losses and Loss Adjustment Expenses [continued]

improvement or deterioration of actuarial indications in the current period as compared to prior periods, and the amount of reserves related to third-party pools for which the Company does not have access to the underlying data and, accordingly, relies on calculations provided by such pools. Total recorded reserves have been consistently higher than the actuarial indication of reserves. Total recorded reserves for losses and LAE were 3.9%, 3.7% and 3.6% higher than the actuarial indication of reserves at December 31, 2006, 2005 and 2004, respectively. Total recorded reserves as a percentage of the actuarial indication of reserves increased in 2006 due primarily to the decrease in Unallocated Ceded Reserves and reserves for losses and LAE from Hurricanes Katrina, Rita and Wilma. The recorded reserves for the Unallocated Ceded Reserves and these hurricanes were equal to the actuarial indication.

The Company's goal is to ensure its total reserves for property and casualty insurance losses and LAE are adequate to cover all costs, while sustaining minimal variation from the time reserves for losses and LAE are initially estimated until losses and LAE are fully developed. Changes in the Company's estimates of these losses and LAE over time, also referred to as "development," will occur and may be material. Favorable development is recognized when the Company decreases its estimate of previously reported losses and LAE and results in an increase in net income in the period recognized, whereas adverse development is recognized when the Company increases its estimate of previously reported losses and LAE and results in a decrease in net income. The Company recognized favorable development of $91.6 million, $92.1 million and $39.0 million before tax for the years ended December 31, 2006, 2005 and 2004, respectively.

Development by the Company's business segments for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	FAVORABLE (ADVERSE) DEVELOPMENT 2006	2005	2004
Kemper Auto and Home	$ **68.2**	$ 65.4	$ 28.7
Unitrin Specialty	**8.9**	8.8	1.4
Unitrin Direct	**(4.5)**	4.7	2.1
Unitrin Business Insurance	**25.8**	14.5	6.6
Life and Health Insurance	**(6.8)**	(1.3)	0.2
Total Favorable Development, Net	$ **91.6**	$ 92.1	$ 39.0

Development in the Company's Kemper Auto and Home segment and Unitrin Business Insurance segment together comprised a substantial portion of the Company's favorable development in 2006 and 2005. Additional information regarding this development follows.

Kemper Auto and Home Development

In June of 2002, the Company acquired the personal lines property and casualty insurance business of the Kemper Insurance Companies ("KIC") in a renewal rights transaction. Pursuant to the agreements among the parties, KIC retained all liabilities for policies issued by KIC prior to the closing, while the Company is entitled to premiums written for substantially all personal lines property and casualty insurance policies issued or renewed after the closing and is liable for losses and LAE incurred thereon. Accordingly, the results for the Kemper Auto and Home segment for 2003 and 2002, including, but not limited to, the earned premiums and losses and LAE, are not necessarily indicative of a full year on a going-forward-basis. The Kemper Auto and Home segment did not complete a full calendar year underwriting cycle after the acquisition date until 2004. Accordingly, the Company's results for 2002 and 2003 did not represent 100% of the acquired business. For example, for the 2002 calendar year, the Company's share of earned premiums for the KIC personal lines business was approximately 20% of the entire KIC personal lines business. For the 2003 calendar year, the Company's share of earned premiums was approximately 90% of the entire KIC personal lines business.

The Company's actuaries use various generally accepted actuarial incurred and paid loss development methodologies to estimate unpaid losses and LAE. The key assumption in these estimation methodologies is that patterns observed in prior periods are indicative of how losses and LAE are expected to develop in the future and that such historical data can be used to predict and estimate ultimate losses and LAE. Initially, the Company's actuaries had to rely solely on the historical data of KIC (the "KIC Data") to predict how losses for business written by the Company after the acquisition would develop. As Kemper Auto and Home continued to renew policies, the paid loss and incurred loss data related to the Company's share of the entire KIC personal lines business gradually increased. Immediately after the acquisition, the Company began accumulating incurred and paid loss and LAE data for its share of the KIC personal lines business (the "Unitrin Data"). In 2003 and throughout 2004, the Company's actuaries began to review the Unitrin Data and began comparing development factors for it with the development factors for the KIC Data. These initial reviews indicated that the Unitrin Data was producing lower development factors than the factors produced by the KIC Data. However, the amount of Unitrin Data available for analysis was still limited, and the Company's actuaries could *not be confident* that the observed changes in development were anything but random fluctuations and, therefore, placed less weight on the most recent development patterns.

Since the acquisition, the Company's actuaries have gained increasing confidence that the development patterns from the Unitrin Data were

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Kemper Auto and Home Development [continued]

not only different from the KIC Data, but that these patterns were also sustainable. As the Company's actuaries gave more weight, and continued to give more weight each quarter, to the improved development patterns from the Unitrin Data in the selection of their incremental development factors throughout 2004 and 2005 and into 2006, Kemper Auto and Home has recognized favorable development each quarter as appropriate.

The lower development factors for the Unitrin Data primarily resulted from improvements in the claim handling procedures on this book of business. In 2002, Kemper Auto and Home began to place special emphasis on reporting claims directly to the Company. Prior to that time, a policyholder's agent usually was the primary contact to report a claim. In July of 2002, approximately one-third of all claims were reported directly to Kemper Auto and Home compared to approximately two-thirds at the end of both 2005 and 2006. Direct reporting of losses has enabled the Company not only to reduce claim cycle times, but also to better respond to and control loss costs. Kemper Auto and Home has also focused on reducing the number of days from when a loss is reported until the related claim is closed, while also controlling the overall loss and LAE costs. Specifically, Kemper Auto and Home has implemented several claims handling loss mitigation programs, including:

- Increased its utilization of alternative dispute resolution processes, such as mediation and arbitration, to facilitate settlements and reduce defense and legal costs;
- Increased its in-house legal expertise to better manage the litigation processes and expenses, including managing the external lawyers with whom Kemper Auto and Home contracts to defend claims; and,
- Increased its emphasis on attempting to settle third-party claims earlier in the claims process in an effort to reduce the ultimate claim and LAE payouts.

In 2005, the personal lines claims function of the Company's former Multi Lines Insurance ("MLI") segment was combined into the Kemper Auto and Home segment's claims function. In September 2005, Kemper Auto and Home converted all open MLI personal lines claims (the "MLI Data") to its claims system and began including new claims from the MLI business in its claim system. These changes are likely to impact the development patterns for both the MLI Data and the Unitrin Data.

Although the Company's actuaries were aware of, and gave consideration to, the changes in the Company's claims handling processes, including the merging of the Kemper and MLI claims functions, it takes several years to ascertain whether such changes in claims handling will ultimately result in lower ultimate paid losses and LAE. Accordingly, the effects of the improvements and the changes in the claims handling processes have emerged and have been recognized over several quarterly periods as the Company's actuaries have become more convinced that lower losses and LAE have in fact been realized. However, the Company cannot make any assurances that all such improvements and effects have fully emerged or will continue to emerge.

Unitrin Business Insurance Development

The Company attributes favorable development in its Unitrin Business Insurance segment primarily to changes in its claims handling processes and the re-underwriting of its underlying book of business over the past few years. In addition, favorable development for the year ended December 31, 2006 includes development of $2.2 million related to the favorable settlement of three specific claims.

Unitrin Business Insurance improved its claims handling by placing increased emphasis on earlier identification of the full value of a claim, especially case reserves for larger claims. As part of this effort, a large loss unit was created in its home office to handle all significant claims. In addition, Unitrin Business Insurance initiated several claims handling cost cutting measures, such as using third-party analytic software for legal expense and bodily injury review, outsourcing workers' compensation bill review, utilizing preferred vendors for damage repair and pursuing subrogation more aggressively. The combined effects of these claims handling initiatives were case reserves in the earlier evaluation periods that more closely matched the ultimate payments.

Unitrin Business Insurance began aggressively re-underwriting its book of business in 2002 and substantially completed its re-underwriting activities in the first quarter of 2004. Emphasis was placed on removing highly volatile, unprofitable, and undesirable risks from Unitrin Business Insurance's book of business, which resulted in a significant reduction in the number of policies in force. Improvements in the quality of the book reduced the number and severity of claims in more recent quarters, resulting in better-than-expected development of loss and LAE reserves.

Although the Company's actuaries were aware of, and gave consideration to, the changes in the Company's claims handling processes and the re-underwriting in estimating unpaid losses and LAE for Unitrin Business Insurance, it takes several years to ascertain whether such changes in claims handling and re-underwriting will ultimately result in lower ultimate paid losses and LAE. Accordingly, the improvements have emerged and have been recognized over several quarterly periods as the Company's actuaries have become more convinced that lower losses and LAE have in fact been realized. Due to the long-tail nature of some of Unitrin Business Insurance's liabilities, it may take 10 or more years to fully determine the impact of these actions. Accordingly, the Company cannot make any assurances that all such improvements have fully emerged or will continue to emerge.

Estimated Variability of Property and Casualty Insurance Reserves

The Company believes that its historical loss and LAE reserve development recognized to income illustrates the potential variability of the Company's estimate of Property and Casualty Insurance Reserves. Based on development recorded in the Company's financial statements

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Estimated Variability of Property and Casualty Insurance Reserves [continued]

through the application of its reserving methodologies over the past five years, the Company estimates that its Property and Casualty Insurance Reserves could vary from the amounts carried on the balance sheet as follows:

DOLLARS IN MILLIONS	DEC. 31, 2006	ESTIMATED VARIABILITY
Personal Lines	$ 799.7	±14%
Commercial Lines	539.4	±20%
Unallocated Ceded Reserves	93.5	NA
Total Property and Casualty Insurance Reserves	$ 1,432.6	±15%

The estimated variability shown above does not constitute a statistical range of actuarially determined probable outcomes, nor does it constitute a range of all possible outcomes. Rather, it is based solely on the Company's historical experience over the last five full years, which may not necessarily be indicative of future variability due to a number of factors including, but not limited to, changes in claims handling, underwriting, mix of business by class and policy limit, growth in new lines of business or geographical areas, and the legal environment. The impact of changes in these factors is difficult to quantify and predict. Accordingly, the Company's actuaries must exercise considerable professional judgment in making their actuarial indications in light of these factors. Reserves in the Company's Kemper Auto and Home and Unitrin Business Insurance segments together account for nearly two-thirds of the Company's reserves for property and casualty insurance losses and LAE. Accordingly, the indicated estimated variability is more likely to result from changes in these businesses.

In particular, the Company's personal lines variability could differ due to the limited history available to the Company related to the Kemper Auto and Home segment and the Unitrin Direct segment. As more fully discussed earlier, the Company's actuaries have observed improving loss development factors for the Unitrin Data compared with the KIC Data. While over time the Company's actuaries have been placing more and more confidence in the Unitrin Data, they are still influenced by the KIC Data. If these favorable development patterns continue to emerge favorably compared to the KIC Data, the Company believes that it is reasonable that favorable development could continue to emerge and could be material. If on the other hand, the effects of the changes in claims handling are temporary or do not emerge or even reverse in later development periods, the Company believes that it is reasonable that adverse development could emerge and could be material. Accordingly, until the Unitrin Data is fully developed, the Company's actuaries cannot be certain that the favorable development trends that appear to be resulting from changes in claims handling will continue in subsequent reporting periods or whether such trends could reverse.

Although development will emerge in all of Unitrin's personal lines' product lines, development in Kemper Auto and Home's personal automobile insurance product line could have the most significant impact. To further illustrate the sensitivity of Kemper Auto and Home's reserves for automobile insurance losses and LAE to changes in the cumulative development factors, the Company's actuaries estimated the impact of decreases in the cumulative development factors used in the incurred loss development methodology. For the newest quarterly evaluation period, the Company assumed an average decrease of 10.3% in the cumulative development factor, gradually declining to an average decrease of 2.8% over the next 8 older evaluation quarters, gradually declining to 0.3% over the next 15 older evaluation quarters and then gradually declining to 0% thereafter. Assuming that Kemper Auto and Home's automobile insurance loss and LAE reserves were based solely on the incurred loss development methodology and such assumed decreases in the cumulative development factors, the Company estimates that Kemper Auto and Home's automobile insurance loss and LAE reserves would have decreased by $64.1 million at December 31, 2006 for all accident years combined.

To further illustrate the sensitivity of Kemper Auto and Home's reserves for automobile insurance losses and LAE to changes in the cumulative development factors, the Company's actuaries also estimated the impact of increases in the cumulative development factors used in the incurred loss development methodology. For the newest quarterly evaluation period, the Company assumed an average increase of 10.3% in the cumulative development factor, gradually declining to an average increase of 2.8% over the next 8 older evaluation quarters, gradually declining to 0.3% over the next 15 older evaluation quarters and then gradually declining to 0% thereafter. Assuming that Kemper Auto and Home's automobile insurance loss and LAE reserves were based solely on the incurred loss development methodology and such assumed increases in the cumulative development factors, the Company estimates that Kemper Auto and Home's automobile insurance loss and LAE reserves would have increased by $64.1 million at December 31, 2006 for all accident years combined.

The Company's commercial lines include certain long-tail liabilities, which are more difficult to predict. Accordingly, the Company believes that estimated variability for its commercial lines could be greater than for its personal lines. The Company's Unitrin Business Insurance segment has made certain changes in its claims handling processes and re-underwrote its underlying book of business over the past several

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Estimated Variability of Property and Casualty Insurance Reserves [continued]

years. The Company has recognized favorable development in its Unitrin Business Insurance segment over the past three years due primarily to the effects of these changes. If favorable development patterns continue to emerge as a result of these changes, the Company believes that it is reasonable that additional favorable development could continue to emerge in future periods and could be material. If on the other hand, the effects of these changes are temporary or even reverse in later development periods, the Company believes that it is reasonable that unfavorable development could emerge in future periods and could be material. Due to the long-tail nature of some of Unitrin Business Insurance's liabilities, it may take 10 or more years to fully determine the impact of these actions.

Although development will emerge in all of Unitrin's commercial product lines, development in Unitrin Business Insurance's product lines, in particular its commercial property and liability and workers' compensation product lines, could have the most significant impact. To further illustrate the sensitivity of the Company's reserves for losses and LAE to changes in the cumulative development factors for these product lines, the Company's actuaries estimated the impact of decreases in the cumulative development factors used in the incurred loss development methodology. For the newest quarterly evaluation period, the Company assumed an average decrease of 23.4% in the cumulative development factor, gradually declining to an average decrease of 6.9% over the next 25 older evaluation quarters, gradually declining to an average decrease of 1.5% over the next 25 older evaluation quarters and then gradually declining to 0% thereafter for commercial property and liability insurance, excluding certain construction defect and asbestos losses and LAE; and an average decrease of 33.1% in the cumulative development factor, gradually declining to an average decrease of 2.4% over the next 30 older evaluation quarters, gradually declining to an average decrease of 0.6% over the next 35 older evaluation quarters and then gradually declining to 0% thereafter for workers' compensation. Assuming that Unitrin Business Insurance's loss and LAE reserves were based solely on the incurred loss development methodology and such assumed decreases in the cumulative development factors, the Company estimates that Unitrin Business Insurance's loss and LAE reserves would have decreased by $54.1 million at December 31, 2006 for these product lines and accident years combined.

To further illustrate the sensitivity of these product lines' reserves for losses and LAE to changes in the cumulative development factors, the Company's actuaries also estimated the impact of increases in the cumulative development factors used in the incurred loss development methodology. For the newest quarterly evaluation period, the Company assumed an average increase of 23.4% in the cumulative development factor, gradually declining to an average increase of 6.9% over the next 25 older evaluation quarters, gradually declining to an average increase of 1.5% over the next 25 older evaluation quarters and then gradually declining to 0% thereafter for commercial property and liability insurance, excluding certain construction defect and asbestos losses and LAE; and an average increase of 33.1% in the cumulative development factor, gradually declining to an average increase of 2.4% over the next 30 older evaluation quarters, gradually declining to an average increase of 0.6% over the next 35 older evaluation quarters and then gradually declining to 0% thereafter for workers' compensation. Assuming that Unitrin Business Insurance's loss and LAE reserves were based solely on the incurred loss development methodology and such assumed increases in the cumulative development factors, the Company estimates that Unitrin Business Insurance's loss and LAE reserves would have increased by $54.1 million at December 31, 2006 for these product lines and accident years combined.

In addition to the factors described above, other factors may also impact loss reserve development in future periods. These factors include governmental actions, including court decisions interpreting existing laws, regulations or policy provisions, developments related to insurance policy claims and coverage issues, adverse or favorable outcomes in pending claims litigation, the number and severity of insurance claims, the impact of inflation on insurance claims and the impact of residual market assessments. Although the Company's actuaries do not make specific numerical assumptions about these factors, changes in these factors from past patterns will impact historical loss development factors and in turn future loss reserve development. Significant positive changes in one or more factors will lead to positive future loss reserve development, which could result in the actual loss developing closer to, or even below, the lower end of the Company's estimated reserve variability. Significant negative changes in one or more factors will lead to negative loss reserve development, which could result in the actual loss developing closer to, or even above, the higher end of the Company's estimated reserve variability. Accordingly, due to these factors and the other factors enumerated throughout this Management's Discussion and Analysis of Operations and Financial Condition and the inherent limitations of the loss reserving methodologies, the estimated and illustrated reserve variability may not necessarily be indicative of the Company's future reserve variability, which possibly could ultimately be greater than the estimated and illustrated variability. In addition, as previously noted, development will emerge in all of Unitrin's product lines over time. Accordingly, the Company's future reserve variability possibly could ultimately be greater than the illustrated variability.

Unallocated Ceded Reserves are reinsured by an insurance subsidiary of SCOR (see Note 6, "Property and Casualty Insurance Reserves," to the Consolidated Financial Statements). The Company does not anticipate that any variability of these reserves will have a financial impact on the Company's reported results of operations or liquidity and, accordingly, has not estimated any potential variability to these reserves. The Company does not allocate these reserves to its business segments.

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Estimated Variability of Property and Casualty Insurance Reserves [continued]

The Unitrin Business Insurance segment has exposure to construction defect losses through general liability and commercial multiperil coverages it provided to contractors. Construction defect claims arise from allegedly defective work performed in the construction of buildings and the alleged resulting loss of economic value of those structures. The majority of the Unitrin Business Insurance segment's construction defect losses is concentrated in a limited number of western states, including California, and was primarily written by the Company's Valley Insurance Company and Valley Property & Casualty Insurance Company subsidiaries (the "Valley Companies"). The Company acquired the Valley Companies in 1999, at which time the Valley Companies substantially limited their exposure to contractors on a going-forward basis in the western United States. As a result, the Company is tracking construction defect activity throughout the United States to forecast any emerging trends. There can be no assurance that such a trend will not emerge in non-western states in which the Company may have significant general liability insurance risks. The process of estimating reserves for these claims is particularly difficult due to the potentially long period of time between the loss date and the date the loss is actually reported, changes in the regulatory and legal environment and involvement of multiple plaintiffs, defendants and insurers.

Loss and LAE reserves for the Valley Companies' construction defect losses were $28.1 million and $32.4 million at December 31, 2006 and 2005, respectively. Claim activity for the Valley Companies' construction defect claims in the western United States for the years ended December 31, 2006, 2005 and 2004, were:

	2006	2005	2004
Number of Claims:			
Pending at Beginning of Year	**470**	647	642
Reported During the Year	**248**	338	299
Closed During the Year	**(328)**	(515)	(294)
Pending at End of Year	**390**	470	647
Cumulative Amount Paid for Claims Closed During the Year (in millions)	**$ 8.6**	$ 9.9	$ 8.1
Average Cumulative Amount Paid per Claim Closed During the Year (in thousands)	**$ 26.2**	$ 19.1	$ 27.6

The Company considers a claim to be closed when the Company has satisfied its obligation to the claimant. The "Cumulative Amount Paid for Claims Closed During the Year" and the "Average Cumulative Amount Paid per Claim Closed During the Year" for the year ended December 31, 2004, includes subrogation and reinsurance recoveries of $1.5 million, received in 2005.

The Company's commercial lines business is focused on the small commercial market. The Company has typically not written policies insuring large manufacturers. Accordingly, the Company's exposure to asbestos and environmental losses is limited. Total asbestos and environmental reserves in the Unitrin Business Insurance segment were $18 million and $19 million at December 31, 2006 and 2005, respectively.

Additional information pertaining to the estimation of and development of the Company's Property and Casualty Insurance Reserves for Losses and LAE is contained in Item 1 of Part I of the Company's 2006 Annual Report on Form 10-K under the heading "Property and Casualty Loss and Loss Adjustment Expense Reserves."

Reserve for Loan Losses

The Reserve for Loan Losses is estimated using the Company's estimate of ultimate charge-offs and recoveries of loans based on past experience adjusted for current economic conditions. Such charge-offs and recoveries emerge over a period of years. Accordingly, the Company's actual ultimate net charge-off could differ from the Company's estimate due to a variety of factors including, but not limited to, future economic conditions, the timing of charge-offs and recoveries, the value of collateral and changes in the overall credit quality of the loan portfolio. Actual net charge-off patterns may also differ materially from historical net charge-off patterns if there is a change in collection practices, the mix of loans or the credit quality of borrowers. For example, net charge-off patterns may differ in the Consumer Finance segment's expansion states from the Company's historical experience. A 100–basis point increase in the Company's estimated ultimate rate of net charge-off would increase the Company's Reserve for Loan Losses at December 31, 2006, by $24.8 million.

Goodwill Recoverability

The process of determining whether or not an asset, such as Goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Such projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. In evaluating the recoverability of Goodwill, the Company performs a discounted cash flow analysis of the Company's reporting units. The discounted cash value may be

CRITICAL ACCOUNTING ESTIMATES [CONTINUED]

Goodwill Recoverability [continued]

different from the fair value that would result from an actual transaction between a willing buyer and a willing seller. Such analyses are particularly sensitive to changes in discount rates and investment rates. Changes to these rates might result in material changes in the valuation and determination of the recoverability of Goodwill. For example, an increase in the interest rate used to discount cash flows will decrease the discounted cash value. There is likely to be a similar, but not necessarily as large as, increase in the investment rate used to project the cash flows resulting from investment income earned on the Company's investments. Accordingly, an increase in the investment rate would increase the discounted cash value.

Postretirement Obligations

The process of estimating the Company's postretirement benefit obligations and postretirement benefit costs is inherently uncertain and the actual cost of benefits may vary materially from the estimates recorded. These liabilities are particularly volatile due to their long-term nature and are based on several assumptions. The main assumptions used in the valuation of the Company's postretirement pension benefit obligations are:

a) Estimated mortality of the employees and retirees eligible for benefits;
b) Estimated expected long-term rates of returns on investments;
c) Estimated compensation increases;
d) Estimated employee turnover; and
e) Estimated rate used to discount the ultimate estimated liability to a present value.

The main assumptions used in the valuation of the Company's postretirement medical benefit obligations are:

a) Estimated mortality of the employees and retirees eligible for benefits;
b) Estimated morbidity of the employees and retirees eligible for benefits;
c) Estimated medical cost trend rates; and
d) Estimated discount rate.

A change in any one or more of these assumptions is likely to result in an ultimate liability different from the original actuarial estimate. Such changes in estimates may be material. For example, a one-percentage point decrease in the Company's estimated discount rate would increase the pension obligation and the postretirement medical benefit obligation at December 31, 2006, by $54.7 million and $3.1 million, respectively, while a one-percentage point increase in the rate would decrease the pension obligation and the postretirement medical benefit obligation at December 31, 2006, by $43.9 million and $2.5 million, respectively. A one-percentage point increase in the Company's estimated health care cost trend rate for each year would increase the postretirement medical benefit obligation at December 31, 2006, by $3.2 million. A one-percentage point decrease in the Company's estimated health care cost trend rate for each year would decrease the postretirement medical benefit obligation at December 31, 2006, by $2.8 million. A one-percentage point decrease in the Company's estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2006, by $3.2 million, while a one-percentage point increase in the rate would decrease pension expense by $3.2 million for the same period.

CATASTROPHES

Total catastrophe losses and LAE (including development), net of reinsurance recoveries, were $59.8 million, $94.5 million and $35.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Catastrophes and storms are inherent risks of the property and casualty insurance business. These catastrophic events and natural disasters include hurricanes, tornadoes, earthquakes, hailstorms, wildfires, high winds and winter storms. Such events result in insured losses that are, and will continue to be, a material factor in the results of operations and financial position of the Company's property and casualty insurance companies. Further, because the level of these insured losses occurring in any one year cannot be accurately predicted, these losses may contribute to material year-to-year fluctuations in the results of the operations and financial position of these companies. Specific types of catastrophic events are more likely to occur at certain times within the year than others. This factor adds an element of seasonality to property and casualty insurance claims. The Company has adopted the industry-wide catastrophe classifications of storms and other events promulgated by Insurance Services Office, Inc. ("ISO") to track and report losses related to catastrophes. ISO classifies a disaster as a catastrophe when the event causes $25.0 million or more in direct losses to property and affects a significant number of policyholders and insurers. ISO-classified catastrophes are assigned a unique serial number recognized throughout the insurance industry. The segment discussions that follow utilize ISO's definition of catastrophes.

The Company manages its exposure to catastrophes and other natural disasters through a combination of geographical diversification and reinsurance. The Company maintains three separate catastrophe reinsurance programs for its property and casualty insurance

CATASTROPHES [CONTINUED]

businesses. Coverage for each reinsurance program is provided in three layers. The annual program covering the Kemper Auto and Home segment provides, effective July 1, 2006, the following reinsurance coverage:

KEMPER AUTO AND HOME RANGE OF CATASTROPHE LOSSES AND LAE	PERCENTAGE REINSURED
Less than or equal to $40 million	0%
Greater than $40 million, but less than or equal to $70 million	65%
Greater than $70 million, but less than or equal to $150 million	88%
Greater than $150 million, but less than or equal to $250 million	80%

Kemper Auto and Home's current annual program is substantially different from its prior annual program, effective from July 1, 2005 to June 30, 2006, which provided reinsurance coverage of 100% of reinsured catastrophe losses of $160 million above retention of $20 million. The aggregate annual premium, excluding reinstatement premium, for Kemper Auto and Home's current annual program is $19.5 million, compared to an annual cost of $11.1 million, excluding reinstatement premium, for its prior annual program.

The annual program covering the Company's Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments provides, effective January 1, 2006, reinsurance coverage of 100% of reinsured catastrophe losses of $36 million above retention of $4 million. In 2005, the annual program covering these segments also provided reinsurance coverage of 100% of reinsured catastrophe losses of $36 million above retention of $4 million. The aggregate annual premium, excluding reinstatement premium, for the 2006 annual program covering these segments is $1.9 million, compared to an annual cost of $1.8 million, excluding reinstatement premium, for the 2005 annual program.

The annual program covering the property insurance operations of the Company's Life and Health Insurance segment provides, effective January 1, 2006, reinsurance coverage of 100% of reinsured catastrophe losses of $90 million above retention of $10 million. In 2005, the annual program covering this segment provided reinsurance coverage of 100% of reinsured catastrophe losses of $52 million above retention of $8 million. The aggregate annual premium, excluding reinstatement premium, for the 2006 annual program covering this segment is $5.8 million, compared to an annual cost of $2.7 million, excluding reinstatement premium, for the 2005 annual program.

In addition, in the event that the Company's incurred catastrophe losses and LAE covered by any of its three catastrophe reinsurance programs exceed the retention for that particular program, each of the programs requires one reinstatement of such coverage. In such an instance, the Company is required to pay a reinstatement premium to the reinsurers to reinstate the full amount of reinsurance available under such program. The reinstatement premium is a percentage of the original premium based on the ratio of the losses exceeding the Company's retention to the reinsurers' coverage limit. In addition to these programs, the Kemper Auto and Home segment and the Life and Health Insurance segment purchase reinsurance from the Florida Hurricane Catastrophe Fund (the "FHCF") for hurricane losses in the state of Florida at retentions lower than those described above.

CATASTROPHES [CONTINUED]

Catastrophe reinsurance premiums for the Company's reinsurance programs and the FHCF reduced earned premiums for the years ended December 31, 2006, 2005 and 2004, by the following:

DOLLARS IN MILLIONS	2006	2005	2004
Kemper Auto and Home:			
Ceded Reinsurance Premiums for Initial Catastrophe Coverage	$ 15.4	$ 10.8	$ 9.5
Ceded Reinsurance Premiums to Reinstate Catastrophe Coverage	0.3	3.1	–
Total Ceded Catastrophe Reinsurance Premiums	15.7	13.9	9.5
Unitrin Specialty:			
Ceded Reinsurance Premiums for Initial Catastrophe Coverage	0.2	0.2	0.2
Ceded Reinsurance Premiums to Reinstate Catastrophe Coverage	–	–	–
Total Ceded Catastrophe Reinsurance Premiums	0.2	0.2	0.2
Unitrin Direct:			
Ceded Reinsurance Premiums for Initial Catastrophe Coverage	0.5	0.4	0.4
Ceded Reinsurance Premiums to Reinstate Catastrophe Coverage	–	–	–
Total Ceded Catastrophe Reinsurance Premiums	0.5	0.4	0.4
Unitrin Business Insurance:			
Ceded Reinsurance Premiums for Initial Catastrophe Coverage	1.2	1.2	1.4
Ceded Reinsurance Premiums to Reinstate Catastrophe Coverage	–	0.1	–
Total Ceded Catastrophe Reinsurance Premiums	1.2	1.3	1.4
Life and Health Insurance:			
Ceded Reinsurance Premiums for Initial Catastrophe Coverage	5.9	2.8	2.8
Ceded Reinsurance Premiums to Reinstate Catastrophe Coverage	0.2	2.4	–
Total Ceded Catastrophe Reinsurance Premiums	6.1	5.2	2.8
Total Ceded Catastrophe Reinsurance Premiums	$ 23.7	$ 21.0	$ 14.3

The Company was required to reinstate catastrophe reinsurance coverage in 2005 following Hurricanes Katrina and Rita (see discussion below). Reinsured losses from Hurricane Katrina were higher than initially anticipated in 2005. Accordingly, the Company was required to reinstate additional catastrophe reinsurance coverage and recorded additional reinstatement premiums in 2006.

Total catastrophe losses and LAE (including development), net of reinsurance recoveries, were $59.8 million, $94.5 million and $35.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Three major hurricanes that significantly impacted the Company (Katrina, Rita and Wilma) made landfall in the United States in 2005. A summary of the Company's losses and LAE, net of reinsurance recoveries, from Hurricanes Katrina, Rita and Wilma initially recorded in the Company's Consolidated Statement of Income for the year ended December 31, 2005, by business segment were:

DOLLARS IN MILLIONS	KATRINA	RITA	WILMA	TOTAL
Kemper Auto and Home	$ 20.2	$ 20.0	$ 2.7	$ 42.9
Unitrin Specialty	2.1	0.3	–	2.4
Unitrin Direct	0.1	–	2.1	2.2
Unitrin Business Insurance	1.9	3.7	–	5.6
Life and Health Insurance	8.4	8.0	1.1	17.5
Total Loss and LAE, Net of Reinsurance	$ 32.7	$ 32.0	$ 5.9	$ 70.6

The Company's losses and LAE from Hurricane Katrina included $0.6 million of losses and LAE in Florida. These losses in Florida occurred too early to be aggregated with losses and LAE in the other Gulf states under the Company's reinsurance programs. The Life and Health Insurance segment's estimated losses and LAE from Hurricane Wilma for the year ended December 31, 2005, are net of recoveries of $2.6 million from the FHCF. The Kemper Auto and Home segment's estimated losses and LAE from Hurricane Wilma for the year ended December 31, 2005, are net of recoveries of $1.5 million from the FHCF.

CATASTROPHES [CONTINUED]

During 2006, the Company recognized adverse development of $5.0 million, net of reinsurance recoveries, due primarily to increases in the Company's estimates of both direct losses and indirect residual market losses for these hurricanes. During the first quarter of 2006, the Company significantly increased its estimate of losses and LAE, before reinsurance recoveries, for Hurricane Katrina due primarily to an $11.5 million increase in the estimate of assessed indirect losses from the Mississippi Windstorm Underwriting Association residual market. In the second quarter of 2006, the Company increased its estimate of losses and LAE, before reinsurance recoveries, for Hurricane Katrina due primarily to a $3.9 million increase in the Company's estimate of direct losses in its Life and Health Insurance segment. In addition, the Company significantly increased its estimate of losses and LAE, before reinsurance recoveries, in 2006 for Hurricane Rita due primarily to an increase in the estimate of direct losses in the Company's Life and Health Insurance segment. The increase in the Company's estimate of losses and LAE from Hurricane Rita was offset entirely by reinsurance recoveries and, accordingly, had no impact on the Company's reported losses and LAE, net of reinsurance, or on net income for the year ended December 31, 2006.

The Company's estimates for Hurricanes Katrina, Rita and Wilma include estimates for both direct losses and LAE and indirect losses from residual market assessments. The process of estimating and establishing reserves for catastrophe losses is inherently uncertain and the actual ultimate cost of a claim, net of actual reinsurance recoveries, may vary materially from the estimated amount reserved. The Company's estimates of direct catastrophe losses are generally based on inspections by claims adjusters and historical loss development experience for areas that have not been inspected or for claims that have not yet been reported. The Company's estimates of direct catastrophe losses are based on the coverages provided by its insurance policies. The Company's homeowners insurance policies do not provide coverage for losses caused by floods, but generally provide coverage for physical damage caused by wind or wind-driven rain. Accordingly, the Company's estimates of direct losses for homeowners insurance do not include losses caused by flood. Depending on the policy, automobile insurance may provide coverage for losses caused by flood. Estimates of the number of and severity of claims ultimately reported are influenced by many variables including, but not limited to, repair or reconstruction costs and determination of cause of loss, that are difficult to quantify and will influence the final amount of claim settlements. All these factors, coupled with the impact of the availability of labor and material on costs, require significant judgment in the reserve setting process. A change in any one or more of these factors is likely to result in an ultimate net claim cost different from the estimated reserve. The Company's estimates of indirect losses from residual market assessments are based on a variety of factors including, but not limited to, actual or estimated assessments provided by or received from the assessing entity, insurance industry estimates of losses, and estimates of the Company's market share in the assessable states. Actual assessments may differ materially from these estimated amounts.

The Company currently estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, its Life and Health Insurance segment's incurred losses and LAE, before reinsurance recoveries, exceeds the aggregate of its initial retention of $8 million and reinsurance coverage of $52 million by $4.4 million. The excess was recognized as adverse development for the year ended December 31, 2006. The process of estimating and establishing reserves for both direct losses and LAE and indirect residual market losses is inherently uncertain and the actual ultimate cost of losses and LAE, before reinsurance recoveries, may vary from the estimated amount reserved. Any further development of direct and indirect losses and LAE from Hurricane Katrina in the Life and Health Insurance segment would have an impact on net income.

The Company currently estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, its Life and Health Insurance subsidiaries, together with Capitol County Mutual Fire Insurance Company ("Capitol") (see Note 19, "Other Reinsurance," to the Consolidated Financial Statements), incurred losses and LAE of $52.3 million, before reinsurance recoveries, or $44.3 million of losses and LAE in excess of its retention of $8 million.

The Company currently estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, its Kemper Auto and Home segment incurred losses and LAE of $43.4 million, before reinsurance recoveries, or $23.4 million of losses and LAE in excess of its retention of $20 million.

The Company currently estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, its Kemper Auto and Home segment incurred losses and LAE of $19.4 million, or $0.6 million below its initial retention of $20 million.

The Company currently estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, the Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments together incurred losses and LAE of $4.8 million, before reinsurance recoveries, or $0.8 million of losses and LAE in excess of their retention of $4 million.

The Company currently estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, the Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments together incurred losses and LAE of $4.5 million, before reinsurance recoveries, or $0.5 million of losses and LAE in excess of their retention of $4 million.

During 2004, four hurricanes (Charley, Frances, Ivan and Jeanne) made landfall in several states along the Gulf Coast and the eastern United States. All four hurricanes made landfall in the state of Florida, the first time in over 100 years that four hurricanes have made landfall in the same state in the same hurricane season.

CATASTROPHES [CONTINUED]

A summary of the Company's estimated catastrophe losses and LAE before tax from these hurricanes, net of estimated recoveries from the FHCF, in 2004, follows:

DOLLARS IN MILLIONS	CHARLEY	FRANCES	IVAN	JEANNE	TOTAL
Kemper Auto and Home	$ 3.0	$ 3.8	$ 4.1	$ 1.6	$ 12.5
Unitrin Specialty	–	–	–	–	–
Unitrin Direct	0.6	0.4	0.4	0.3	1.7
Unitrin Business Insurance	–	–	0.1	–	0.1
Life and Health Insurance	1.2	1.3	2.1	1.9	6.5
Total Loss and LAE, Net of Reinsurance	$ 4.8	$ 5.5	$ 6.7	$ 3.8	$ 20.8

The Life and Health Insurance segment's estimated losses and LAE for the year ended December 31, 2004, are net of recoveries of $2.4 million from the FHCF. The Kemper Auto and Home segment's estimated losses and LAE for the year ended December 31, 2004, are net of recoveries of $1.2 million from the FHCF.

KEMPER AUTO AND HOME

DOLLARS IN MILLIONS	2006	2005	2004
Earned Premiums:			
Automobile	**$ 611.6**	$ 623.2	$ 636.2
Homeowners	**284.7**	275.2	264.4
Other Personal	**48.3**	47.3	45.2
Total Earned Premiums	**944.6**	945.7	945.8
Net Investment Income	**49.1**	48.1	39.6
Other Income	**0.4**	0.6	7.0
Total Revenues	**994.1**	994.4	992.4
Incurred Losses and LAE	**586.2**	625.9	639.0
Insurance Expenses	**275.8**	289.1	276.9
Operating Profit	**132.1**	79.4	76.5
Income Tax Expense	**37.6**	19.4	20.3
Net Income	**$ 94.5**	$ 60.0	$ 56.2

RATIO BASED ON EARNED PREMIUMS

Incurred Loss and LAE Ratio (excluding Catastrophes)	**57.4%**	59.5%	65.0%
Incurred Catastrophe Loss and LAE Ratio	**4.7**	6.7	2.6
Total Incurred Loss and LAE Ratio	**62.1**	66.2	67.6
Incurred Expense Ratio	**29.2**	30.6	29.3
Combined Ratio	**91.3%**	96.8%	96.9%

DOLLARS IN MILLIONS	DEC. 31, 2006	DEC. 31, 2005
Insurance Reserves:		
Personal Automobile	**$ 399.9**	$ 414.9
Homeowners	**106.6**	111.3
Other	**27.6**	27.4
Insurance Reserves	**$ 534.1**	$ 553.6

KEMPER AUTO AND HOME [CONTINUED]

DOLLARS IN MILLIONS	DEC. 31, 2006	DEC. 31, 2005
Loss Reserves:		
Case	$ 238.6	$ 220.3
Incurred but Not Reported	200.8	230.1
Total Loss Reserves	439.4	450.4
LAE Reserves	94.7	103.2
Total Insurance Reserves	$ 534.1	$ 553.6
FOR THE YEAR ENDED		
Favorable Loss and LAE Reserve Development, Net (excluding Catastrophes)	$ 67.3	$ 62.6
Favorable Catastrophe Loss and LAE Reserve Development, Net	0.9	2.8
Total Favorable Loss and LAE Reserve Development, Net	$ 68.2	$ 65.4
Loss and LAE Reserve Development as a Percentage of Insurance Reserves at Beginning of Year	12.3%	13.0%

2006 Compared with 2005

Earned Premiums in the Kemper Auto and Home segment decreased by $1.1 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to lower volume of insurance, partially offset by higher insurance premium rates. The cost of catastrophe reinsurance coverage, which reduced total earned premiums, was $15.7 million for the year ended December 31, 2006, including an additional charge of $0.3 million to reinstate reinsurance coverage due primarily to higher reinsured losses from Hurricane Katrina than previously anticipated. The cost of catastrophe reinsurance coverage was $13.9 million for the year ended December 31, 2005, which included a charge of $3.1 million to reinstate reinsurance coverage following Hurricanes Katrina and Rita (see Management's Discussion and Analysis of Results of Operations and Financial Condition, "Catastrophes"). Excluding the effects of the charges to reinstate reinsurance coverage, the cost of catastrophe reinsurance increased for the year ended December 31, 2006, compared to the same period in 2005, due primarily to the higher cost of the new catastrophe reinsurance program which became effective on July 1, 2006. Automobile insurance earned premiums decreased by $11.6 million due primarily to lower volume, partially offset by higher insurance premium rates. Earned premiums on homeowners insurance increased by $9.5 million due primarily to higher insurance premium rates. Other personal insurance earned premiums increased by $1.0 million due primarily to higher insurance premium rates, partially offset by lower volume. Net Investment Income increased by $1.0 million due primarily to higher yields on investments.

Operating Profit in the Kemper Auto and Home segment increased by $52.7 million for the year ended December 31, 2006, compared to the same period in 2005. Operating Profit increased due primarily to lower non-catastrophe incurred losses and LAE, lower catastrophe losses and LAE, net of reinsurance recoveries, and lower insurance expenses. Loss and LAE reserve development (which recognizes changes in estimates of prior year reserves in the current period) had a favorable effect of $68.2 million for the year ended December 31, 2006, compared to a favorable effect of $65.4 million in 2005. Favorable loss and LAE reserve development on automobile insurance was $49.1 million for the year ended December 31, 2006, compared to $43.7 million in 2005. Favorable loss and LAE reserve development on homeowners insurance was $14.7 million for the year ended December 31, 2006, compared to $19.0 million in 2005. Favorable loss and LAE reserve development on other personal insurance was $4.4 million for the year ended December 31, 2006, compared to $2.7 million in 2005. Non-catastrophe losses and LAE as a percentage of earned premiums decreased in part due to the effect of placing greater weight on the emerging loss development trends in the current accident year actuarial indications (see Management's Discussion and Analysis of Results of Operations and Financial Condition, "Critical Accounting Estimates"). Catastrophe losses and LAE (including development), net of reinsurance recoveries, were $44.2 million for the year ended December 31, 2006, compared to $63.1 million in 2005. Catastrophe losses and LAE, net of reinsurance recoveries, in 2005 included losses and LAE from Hurricanes Katrina and Rita (see Management's Discussion and Analysis of Results of Operations and Financial Condition, "Catastrophes").

Insurance Expenses decreased by $13.3 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to lower restructuring expenses. Restructuring expenses were insignificant in 2006, compared to $6.4 million for the year ended December 31, 2005.

Net Income in the Kemper Auto and Home segment increased by $34.5 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to the changes in Operating Profit. The Kemper Auto and Home segment's effective income tax rate differs from the federal statutory income tax rate due primarily to tax-exempt

KEMPER AUTO AND HOME [CONTINUED]

2006 Compared with 2005 [continued]

investment income and dividends received deductions. Tax-exempt investment income and dividends received deductions were $25.6 million for the year ended December 31, 2006, compared to $24.1 million for the same period in 2005.

2005 Compared with 2004

Earned Premiums in the Kemper Auto and Home segment decreased by $0.1 million for the year ended December 31, 2005, compared to the same period in 2004. Automobile insurance earned premiums decreased by $13.0 million due primarily to lower volume of insurance from assigned risk and involuntary market pools, which decreased by $9.0 million. Automobile insurance earned premiums in 2004 also included income of $2.4 million due to a decrease in the Kemper Auto and Home segment's estimate of its North Carolina premium rate rollback. Homeowners insurance earned premiums increased by $10.8 million due to higher premium rates and higher volume, partially offset by higher catastrophe reinsurance premiums. Catastrophe reinsurance premiums reduced total earned premiums in the Kemper Auto and Home segment by $13.9 million in 2005, compared to $9.5 million in 2004. Catastrophe reinsurance premiums in 2005 include $3.1 million to reinstate catastrophe reinsurance coverage following Hurricanes Katrina and Rita.

Other Income decreased by $6.4 million for the year ended December 31, 2005, compared to the same period in 2004, due to the continuing run-off of policies and related claims administered for KIC (the "KIC Run-off"). Other Income in 2004 also included income from certain service fee adjustments in connection with the KIC Settlement, as further described below. Net Investment Income increased by $8.5 million due to higher levels of investments and to higher yields on investments.

Operating Profit in the Kemper Auto and Home segment increased by $2.9 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to lower incurred losses and LAE as a percentage of earned premiums and the higher net investment income, partially offset by higher insurance expenses. Incurred loss and LAE as a percentage of earned premiums in the Kemper Auto and Home segment decreased due primarily to higher favorable loss and LAE reserve development partially offset by higher losses and LAE from catastrophes. The Kemper Auto and Home segment recognized favorable loss and LAE reserve development of $65.4 million in 2005, compared to favorable development of $28.7 million in 2004. Catastrophe losses and LAE (including development), net of reinsurance, were $63.1 million in 2005, compared to $24.1 million in 2004. Catastrophe losses and LAE in 2005 included $42.9 million, net of reinsurance, from Hurricanes Katrina, Rita and Wilma. Insurance expenses increased by $12.2 million, due primarily to certain restructuring costs and higher amortization of deferred policy acquisition costs.

In 2004, the Company and KIC agreed to settle and extinguish certain liabilities and obligations arising from the Company's acquisition of certain businesses from KIC (the "KIC Settlement"). The Company recorded a consolidated charge of $14.9 million before tax, including a performance bonus of $18.4 million partially offset by certain service fee adjustments, in connection with the KIC Settlement. The performance bonus is included in Insurance Expenses and the service fee adjustments are included in Other Income in the Consolidated Statements of Income. For management reporting purposes, the Company does not allocate the performance bonus to the Kemper Auto and Home segment, and accordingly, such expense is included in Other Expense, Net. The net impact of the KIC Settlement included in the Kemper Auto and Home segment in 2004 was a gain of $3.5 million before tax.

Net Income in the Kemper Auto and Home segment increased by $3.8 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to the change in operating results. The Kemper Auto and Home segment's effective income tax rate differs from the federal statutory income tax rate due primarily to tax-exempt investment income. Tax-exempt investment income was $24.1 million in 2005, compared to $19.6 million in 2004.

UNITRIN SPECIALTY

DOLLARS IN MILLIONS	2006	2005	2004
Earned Premiums:			
Personal Automobile	**$ 326.1**	$ 331.9	$ 376.6
Commercial Automobile	**118.3**	121.3	109.9
Other	**–**	–	0.3
Total Earned Premiums	**444.4**	453.2	486.8
Net Investment Income	**21.8**	20.6	18.0
Total Revenues	**466.2**	473.8	504.8
Incurred Losses and LAE	**335.6**	335.1	356.4
Insurance Expenses	**92.0**	96.0	103.6
Operating Profit	**38.6**	42.7	44.8
Income Tax Expense	**9.6**	11.4	12.9
Net Income	**$ 29.0**	$ 31.3	$ 31.9
RATIO BASED ON EARNED PREMIUMS			
Incurred Loss and LAE Ratio (excluding Catastrophes)	**75.3%**	73.1%	73.1%
Incurred Catastrophe Loss and LAE Ratio	**0.2**	0.8	0.1
Total Incurred Loss and LAE Ratio	**75.5**	73.9	73.2
Incurred Expense Ratio	**20.7**	21.2	21.3
Combined Ratio	**96.2%**	95.1%	94.5%

DOLLARS IN MILLIONS	DEC. 31, 2006	DEC. 31, 2005
Insurance Reserves:		
Personal Automobile	**$ 151.9**	$ 161.7
Commercial Automobile	**124.5**	116.5
Other	**17.0**	17.6
Insurance Reserves	**$ 293.4**	$ 295.8

DOLLARS IN MILLIONS	DEC. 31, 2006	DEC. 31, 2005
Loss Reserves:		
Case	**$ 162.4**	$ 153.2
Incurred but Not Reported	**77.9**	84.5
Total Loss Reserves	**240.3**	237.7
LAE Reserves	**53.1**	58.1
Total Insurance Reserves	**$ 293.4**	$ 295.8
FOR THE YEAR ENDED		
Favorable Loss and LAE Reserve Development, Net (excluding Catastrophes)	**$ 8.4**	$ 8.8
Favorable Catastrophe Loss and LAE Reserve Development, Net	**0.5**	–
Total Favorable Loss and LAE Reserve Development, Net	**$ 8.9**	$ 8.8
Loss and LAE Reserve Development as a Percentage of Insurance Reserves at Beginning of Year	**3.0%**	3.3%

UNITRIN SPECIALTY [CONTINUED]

2006 Compared with 2005

Earned Premiums in the Unitrin Specialty segment decreased by $8.8 million for the year ended December 31, 2006, compared to the same period in 2005. Personal automobile insurance earned premiums decreased by $5.8 million due primarily to lower personal automobile insurance premium rates and Unitrin Specialty's decision to exit its motorcycle insurance business, partially offset by higher volume of personal automobile insurance. The Unitrin Specialty segment continues to experience increased competition from traditional non-standard risk, as well as standard risk, automobile insurance companies. The Unitrin Specialty segment primarily competes for personal automobile insurance customers by changing personal automobile insurance rates, subject to regulatory approval, by changing payment options and by changing its computer applications to make it easier for agents to transact business with Unitrin Specialty. In the second quarter of 2005, the Unitrin Specialty segment began implementing rate reductions in certain states where profitability was above its target level. In 2006, the Unitrin Specialty segment continued to roll out enhancements to its web-based applications by adding functionality that made them more accessible and easier for agents to use. Personal automobile earned premiums for the year ended December 31, 2005 included $6.1 million of motorcycle insurance premiums. Unitrin Specialty exited this line of business during 2005. Commercial automobile insurance earned premiums decreased by $3.0 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to lower volume of commercial automobile insurance and increased competition. Net Investment Income increased by $1.2 million due primarily to higher levels of investments.

Operating Profit in the Unitrin Specialty segment decreased by $4.1 million for the year ended December 31, 2006, compared to the same period in 2005. Incurred losses and LAE as a percentage of earned premiums increased due primarily to the lower personal automobile insurance premium rates, partially offset by lower catastrophe losses and LAE, net of reinsurance recoveries. Catastrophe losses and LAE (including development), net of reinsurance recoveries, were $0.8 million for the year ended December 31, 2006 compared to $3.4 million for the same period in 2005. Catastrophe losses and LAE, net of reinsurance recoveries, in 2005 included losses and LAE from Hurricanes Katrina and Rita (see Management's Discussion and Analysis of Results of Operations and Financial Condition, "Catastrophes"). Loss and LAE reserve development (which recognizes changes in estimates of prior year loss and LAE reserves in the current period) had a favorable effect of $8.9 million for the year ended December 31, 2006, compared to a favorable effect of $8.8 million for the same period in 2005.

Net Income in the Unitrin Specialty segment decreased by $2.3 million for the year ended December 31, 2006, compared to the same period in 2005. The Unitrin Specialty segment's effective tax rate differs from the statutory tax rate due primarily to tax-exempt investment income and dividends received deductions. Tax-exempt investment income and dividends received deductions were $11.4 million and $10.3 million for the years ended December 31, 2006 and 2005, respectively.

2005 Compared with 2004

Earned Premiums in the Unitrin Specialty segment decreased by $33.6 million for the year ended December 31, 2005, compared to the same period in 2004. Personal automobile earned premiums decreased by $44.7 million due to lower volume and lower premium rates. Personal automobile premiums also decreased due to Unitrin Specialty's decision to exit its motorcycle insurance business, which is included in the Unitrin Specialty segment's personal automobile insurance line. Motorcycle earned premiums were $6.1 million in 2005, compared to $16.3 million in 2004. Commercial automobile insurance earned premiums increased by $11.4 million due primarily to higher volume. Net Investment Income increased by $2.6 million due to higher levels of investments and higher yields on investments.

Operating Profit in the Unitrin Specialty segment decreased by $2.1 million for the year ended December 31, 2005, compared to the same period in 2004. Operating profit from personal automobile insurance decreased by $9.2 million due primarily to the lower premium volume and higher losses and LAE as a percentage of earned premiums. Personal automobile insurance losses and LAE increased as a percentage of earned premiums due primarily to higher losses and LAE, net of reinsurance, from catastrophes and higher severity of losses, partially offset by the effect of loss and LAE reserve development. Operating profit from commercial automobile insurance increased by $6.5 million due primarily to higher investment income, lower losses and LAE as a percentage of earned premiums, and the higher premium volume. Operating profit from other insurance, which is comprised primarily of business from certain reinsurance pools that are in run-off, increased by $0.5 million due primarily to effects of loss and LAE reserve development.

Loss and LAE reserve development had a favorable effect of $8.8 million for the year ended December 31, 2005, compared to a favorable effect of $1.4 million for the same period in 2004. Catastrophe losses and LAE, net of reinsurance, in the Unitrin Specialty segment were $3.4 million in 2005, compared to $0.3 million for the same period in 2004. Catastrophe losses and LAE, net of reinsurance, in the Unitrin Specialty segment from Hurricanes Katrina and Rita were $2.4 million in 2005 (see Management's Discussion and Analysis of Results of Operations and Financial Condition, "Catastrophes").

Net Income in the Unitrin Specialty segment decreased by $0.6 million for the year ended December 31, 2005, compared to the same period in 2004. The Unitrin Specialty segment's effective tax rate differs from the statutory tax rate due primarily to tax-exempt investment income. Tax-exempt investment income in the Unitrin Specialty segment was $10.3 million and $8.4 million for the years ended December 31, 2005 and 2004, respectively.

UNITRIN DIRECT

DOLLARS IN MILLIONS	2006	2005	2004
Earned Premiums	**$ 225.9**	$ 221.3	$ 188.6
Net Investment Income	**9.0**	8.6	6.9
Other Income	**0.4**	0.2	–
Total Revenues	**235.3**	230.1	195.5
Incurred Losses and LAE	**182.3**	173.4	149.8
Insurance Expenses	**63.1**	55.2	50.8
Operating Profit (Loss)	**(10.1)**	1.5	(5.1)
Income Tax Benefit	**5.2**	1.1	3.5
Net Income (Loss)	**$ (4.9)**	$ 2.6	$ (1.6)
RATIO BASED ON EARNED PREMIUMS			
Incurred Loss and LAE Ratio (excluding Catastrophes)	**80.2%**	77.2%	78.3%
Incurred Catastrophe Loss and LAE Ratio	**0.5**	1.2	1.1
Total Incurred Loss and LAE Ratio	**80.7**	78.4	79.4
Incurred Expense Ratio	**27.9**	24.9	26.9
Combined Ratio	**108.6%**	103.3%	106.3%

DOLLARS IN MILLIONS	DEC. 31, 2006	DEC. 31, 2005
Loss Reserves:		
Case	**$ 71.4**	$ 70.2
Incurred but Not Reported	**16.8**	12.2
Total Loss Reserves	**88.2**	82.4
LAE Reserves	**18.6**	17.0
Total Insurance Reserves	**$ 106.8**	$ 99.4
FOR THE YEAR ENDED		
Favorable (Adverse) Loss and LAE Reserve Development, Net	**$ (4.5)**	$ 4.7
Loss and LAE Reserve Development as a Percentage of Insurance Reserves at Beginning of Year	**(4.5)%**	5.0%

UNITRIN DIRECT [CONTINUED]

2006 Compared with 2005

Earned Premiums in the Unitrin Direct segment increased by $4.6 million for the year ended December 31, 2006, compared to the same period in 2005, due to higher premium rates, partially offset by lower volume. Unitrin Direct reduced its writings of new and renewal business in certain states during 2005 while implementing certain product changes and rate increases. Earned premiums in these states decreased by $17.2 million in 2006. Growth in targeted states did not completely offset the decline in premium volume in the states where writings were reduced. Unitrin Direct has begun to allocate a larger portion of its marketing budget to television and internet advertising. Unitrin Direct began writing premiums in four new states during 2006 and estimates that it currently writes premiums in states comprising 74% of the U.S. personal automobile insurance market. Unitrin Direct anticipates entering six new states, comprising an estimated additional 9% of the U.S. personal automobile insurance market, in 2007.

The Unitrin Direct segment reported an Operating Loss of $10.1 million for the year ended December 31, 2006, compared to an Operating Profit of $1.5 million for the same period in 2005. Operating results decreased due primarily to the unfavorable effects of loss and LAE reserve development (which recognizes changes in estimates of prior year reserves in the current period) and higher marketing and other policy acquisition expenses, partially offset by lower catastrophe losses and LAE. Unitrin Direct recognized adverse loss and LAE reserve development of $4.5 million in 2006, compared to favorable loss and LAE reserve development of $4.7 million in 2005. Marketing and other policy acquisition expenses as a percentage of earned premiums, increased from 8.0% in 2005 to 10.6% in 2006, due primarily to increased spending on television and web advertising. Direct marketing initially results in higher expenses as a percentage of earned premiums because up-front marketing costs, to the extent they are not deferrable, are expensed as incurred. Unitrin Direct plans to accelerate its growth with increased direct marketing in both new and existing states. Accordingly, these direct marketing initiatives are expected to result in operating losses in the Unitrin Direct segment for the next several years. Catastrophe losses and LAE (including development), net of reinsurance recoveries, were $1.1 million for the year ended December 31, 2006, compared to $2.6 million for the same period in 2005. Catastrophe losses and LAE, net of reinsurance recoveries, in 2005 included losses and LAE from Hurricanes Katrina and Wilma (see Management's Discussion and Analysis of Results of Operations and Financial Condition, "Catastrophes").

Unitrin Direct reported a Net Loss of $4.9 million for the year ended December 31, 2006, compared to Net Income of $2.6 million for the same period in 2005. Unitrin Direct's effective income tax rate differs from the federal statutory income tax rate due primarily to tax-exempt investment income and dividends received deductions. Tax-exempt investment income and dividends received deductions were $4.7 million in 2006, compared to $4.3 million in 2005.

2005 Compared with 2004

Earned Premiums in the Unitrin Direct segment increased by $32.7 million, for the year ended December 31, 2005, compared to the same period in 2004, due to higher volume and higher premium rates. Net Investment Income increased by $1.7 million due to higher levels of investments and, to a lesser extent, higher yields on investments.

Operating Profit in the Unitrin Direct segment was $1.5 million for the year ended December 31, 2005, compared to an Operating loss of $5.1 million for the same period in 2004. Operating results improved due to lower insurance expenses as a percentage of earned premiums, lower losses and LAE as a percentage of earned premiums and higher net investment income. Insurance expenses as a percentage of earned premiums decreased due primarily to improved economies of scale. Incurred losses and LAE decreased as a percentage of earned premiums due primarily to the favorable effects of loss and LAE reserve development. Net loss and LAE reserve development had a favorable effect of $4.7 million in 2005, compared to a favorable effect of $2.1 million in 2004. Unitrin Direct reported catastrophe losses and LAE of $2.6 million, primarily due to Hurricane Wilma, in 2005, compared to $2.1 million, primarily due to Hurricanes Charley, Frances, Ivan and Jeanne, in 2004.

Unitrin Direct reported Net Income of $2.6 million for the year ended December 31, 2005, compared to a Net Loss of $1.6 million in 2004. Unitrin Direct's effective income tax rate differs from the federal statutory income tax rate due primarily to tax-exempt investment income. Tax-exempt investment income was $4.3 million in 2005, compared to $3.8 million for the same period in 2004.

UNITRIN BUSINESS INSURANCE

On January 1, 2005, the Company launched its new stand-alone commercial lines business unit—Unitrin Business Insurance. The Unitrin Business Insurance segment includes the commercial lines operations and certain commercial reinsurance programs of the former Multi Lines Insurance segment. During 2005, Unitrin Business Insurance re-engineered certain business processes as it began transforming the structure that remained from the former Multi Lines Insurance segment into a structure more suitable and scalable to its future commercial lines insurance strategy. During 2005, Unitrin Business Insurance implemented new policy administration, billing and claims systems, redesigned its insurance products and made filings for over 5,000 policy rate, rule and form changes with various states. In addition, Unitrin Business Insurance began to close its full service regional offices, significantly reduced its employee workforce and outsourced certain policy administration functions, while retaining control over product development, pricing, underwriting and claims. At the end of 2005, all existing claims had been migrated to the new claims system and approximately 60% of Unitrin Business Insurance's policies had been migrated to the new policy administration system. During 2006, Unitrin Business Insurance completed the migration and completed the closure of three of its full service regional offices and scaled back a fourth office. Unitrin Business Insurance incurred certain redundant system and personnel costs in 2006 and 2005. Restructuring costs recognized in Unitrin Business Insurance were $0.8 million and $3.3 million for the years ended December 31, 2006 and 2005, respectively. Although the new, scalable structure better matches the current size of the Unitrin Business Insurance segment, the segment will likely not reach adequate economies of scale for several years.

DOLLARS IN MILLIONS	2006	2005	2004
Earned Premiums:			
Commercial Automobile	**$ 58.6**	$ 62.6	$ 66.7
Commercial Property and Liability	**84.9**	83.7	84.2
Workers' Compensation	**20.4**	21.6	21.6
Commercial Reinsurance Program	**24.3**	22.7	23.5
Total Earned Premiums	**188.2**	190.6	196.0
Net Investment Income	**28.2**	28.2	25.7
Other Income	**1.9**	–	–
Total Revenues	**218.3**	218.8	221.7
Incurred Losses and LAE	**108.8**	116.6	126.1
Insurance Expenses	**94.0**	85.9	76.5
Operating Profit	**15.5**	16.3	19.1
Income Tax Expense	**0.4**	0.7	1.6
Net Income	**$ 15.1**	$ 15.6	$ 17.5
RATIO BASED ON EARNED PREMIUMS			
Incurred Loss and LAE Ratio (excluding Catastrophes)	**56.3%**	58.5%	63.5%
Incurred Catastrophe Loss and LAE Ratio	**1.5**	2.7	0.8
Total Incurred Loss and LAE Ratio	**57.8**	61.2	64.3
Incurred Expense Ratio	**49.9**	45.1	39.0
Combined Ratio	**107.7%**	106.3%	103.3%

DOLLARS IN MILLIONS	DEC. 31, 2006	DEC. 31, 2005
Insurance Reserves:		
Commercial Automobile	**$ 69.9**	$ 79.4
Commercial Property and Liability	**207.7**	216.4
Workers' Compensation	**84.2**	94.7
Commercial Reinsurance Program	**36.1**	29.2
Insurance Reserves	**$ 397.9**	$ 419.7

UNITRIN BUSINESS INSURANCE [CONTINUED]

DOLLARS IN MILLIONS	DEC. 31, 2006	DEC. 31, 2005
Loss Reserves:		
Case	$ 138.0	$ 140.7
Incurred but Not Reported	168.7	182.6
Total Loss Reserves	306.7	323.3
LAE Reserves	91.2	96.4
Total Insurance Reserves	$ 397.9	$ 419.7
FOR THE YEAR ENDED		
Favorable Loss and LAE Reserve Development, Net (excluding Catastrophe losses)	$ 26.1	$ 13.1
Favorable (Adverse) Catastrophe Loss and LAE Reserve Development, Net	(0.3)	1.4
Total Favorable Loss and LAE Reserve Development, Net	$ 25.8	$ 14.5
Loss and LAE Reserve Development as a Percentage of Insurance Reserves, Net at Beginning of Year	6.1%	3.2%

2006 Compared with 2005

Earned Premiums in the Unitrin Business Insurance segment decreased by $2.4 million for the year ended December 31, 2006, compared to the same period in 2005, due to lower insurance premium rates, partially offset by higher volume of insurance. The Unitrin Business Insurance segment has reduced insurance rates across most product lines due to increased competition in its markets, while at the same time increasing the volume of insurance by focusing on larger accounts written through its account executive distribution network. Business written by the Unitrin Business Insurance segment increased in the second half of 2006, but at a slower rate of growth than previously anticipated, due primarily to increased competition and several open account executive positions. Nearly all of the account executive positions were filled at December 31, 2006. Accordingly, the Unitrin Business Insurance segment expects business written by its account executive distribution network to increase in 2007.

The Unitrin Business Insurance segment's commercial reinsurance program consists of certain business written and administered by First NonProfit Insurance Company ("FNP"). FNP specializes in providing various forms of commercial insurance to charitable and other non-profit organizations. The Unitrin Business Insurance segment intends to exit this commercial reinsurance business in 2007. See Note 19, "Other Reinsurance," to the Consolidated Financial Statements for additional information about this reinsurance arrangement. Excluding the impact of the exit from the commercial reinsurance business, the Unitrin Business Insurance segment expects earned premiums to remain relatively flat in 2007, due primarily to increased competition, lower insurance premium rates and the impact of efforts to reduce exposure to natural disasters, offset by the impact of a more fully staffed account executive distribution network.

Other Income in the Unitrin Business Insurance segment resulted primarily from a gain on the sale of a regional office building in 2006.

Operating Profit in the Unitrin Business Insurance segment decreased by $0.8 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to higher insurance expenses, partially the result of system migration initiatives and increased marketing efforts, partially offset by lower incurred losses and LAE and the gain recognized on the sale of the regional office building. Incurred losses and LAE decreased due primarily to higher favorable loss and LAE reserve development (which recognizes changes in estimates of prior year reserves in the current period) and lower catastrophe losses and LAE, partially offset by an abnormal number of large fire losses in 2006. Incurred losses and LAE also increased due to the higher volume of larger general liability insurance accounts, which typically have higher expected losses and LAE as a percentage of earned premiums than certain of Unitrin Business Insurance's other product lines. Losses and LAE on general liability insurance typically are reported and settled over a longer period of time than some of Unitrin Business Insurance's other product lines. Accordingly, the higher losses and LAE typically are offset to some extent by additional investment income during the settlement period. Loss and LAE reserve development, including development of catastrophe losses and LAE, was $25.8 million favorable in 2006, compared to $14.5 million favorable in 2005. Catastrophe losses and LAE (including development), net of reinsurance recoveries, were $2.9 million in 2006, compared to $5.2 million in 2005, including $5.6 million, net of reinsurance, for Hurricanes Katrina and Rita (see Management's Discussion and Analysis of Results of Operations and Financial Condition, "Catastrophes").

Net Income in the Unitrin Business Insurance segment decreased by $0.5 million for the year ended December 31, 2006, compared to the same period in 2005. The Unitrin Business Insurance segment's effective tax rate differs from the statutory tax rate due primarily to tax-exempt investment income and other tax deductions. Tax-exempt investment income in the Unitrin Business Insurance segment was $14.7 million and $14.2 million for the years ended December 31, 2006 and 2005, respectively.

UNITRIN BUSINESS INSURANCE [CONTINUED]

2005 Compared with 2004

Earned Premiums in the Unitrin Business Insurance segment decreased by $5.4 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to lower volume of commercial automobile insurance and commercial property and liability insurance. Net Investment Income in the Unitrin Business Insurance segment increased by $2.5 million, due to higher yields on investments and higher levels of investments.

Operating Profit in the Unitrin Business Insurance segment decreased by $2.8 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to higher insurance expenses, partially the result of certain restructuring and system migration initiatives, and higher catastrophe losses, net of reinsurance, partially offset by lower non-catastrophe incurred losses and LAE and the higher net investment income. Incurred losses and LAE, excluding catastrophes, decreased due primarily to the favorable effects of loss and LAE reserve development. Loss and LAE reserve development, including development of catastrophe loss and LAE, was $14.5 million favorable for 2005, compared to $6.6 million favorable for 2004. Catastrophe losses and LAE were $5.2 million in 2005, including $5.6 million, net of reinsurance, for Hurricanes Katrina and Rita. Catastrophe losses and LAE, net of reinsurance, were $1.5 million for 2004.

Net Income in the Unitrin Business Insurance segment decreased by $1.9 million for the year ended December 31, 2005, compared to the same period in 2004. The Unitrin Business Insurance segment's effective tax rate differs from the statutory tax rate due primarily to tax-exempt investment income and other tax deductions. Tax-exempt investment income in the Unitrin Business Insurance segment was $14.2 million and $13.0 million for the years ended December 31, 2005 and 2004, respectively. Net Income for the year ended December 31, 2004 included other tax deductions of $2.2 million, with no such other tax deductions in 2005.

LIFE AND HEALTH INSURANCE

DOLLARS IN MILLIONS	2006	2005	2004
Earned Premiums:			
Life	**$ 400.7**	$ 401.3	$ 401.7
Accident and Health	**158.3**	160.5	161.3
Property	**116.6**	105.7	105.0
Total Earned Premiums	**675.6**	667.5	668.0
Net Investment Income	**178.3**	157.1	150.0
Other Income	**11.2**	6.2	3.6
Total Revenues	**865.1**	830.8	821.6
Policyholders' Benefits and Incurred Losses and LAE	**404.5**	414.3	396.9
Insurance Expenses	**308.2**	324.8	327.4
Operating Profit	**152.4**	91.7	97.3
Income Tax Expense	**52.9**	31.7	34.3
Net Income	**$ 99.5**	$ 60.0	$ 63.0

DOLLARS IN MILLIONS	DEC. 31, 2006	DEC. 31, 2005
Insurance Reserves:		
Life	**$ 2,386.6**	$ 2,317.1
Accident and Health	**99.5**	87.8
Property	**6.9**	31.2
Insurance Reserves	**$ 2,493.0**	$ 2,436.1

LIFE AND HEALTH INSURANCE [CONTINUED]

2006 Compared with 2005

Earned Premiums in the Life and Health Insurance segment increased by $8.1 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to certain quota share reinsurance transactions with Capitol and its wholly owned subsidiary, Old Reliable Casualty Company ("ORCC"). Capitol is a mutual insurance company which is owned by its policyholders (see Note 19, "Other Reinsurance," to the Consolidated Financial Statements). Some of the Life and Health Insurance segment's career agents sell property insurance products for Capitol and ORCC. Effective January 1, 2006, the Company entered into a quota share reinsurance agreement with ORCC whereby the Company assumes 100% of the business written by ORCC. Prior to 2006, the Company did not assume business from ORCC. In the third quarter of 2005, the Company increased the share of business it assumed from Capitol to 100%. Prior to this change, the Company had assumed 95% of the business written by Capitol. The Company estimates that earned premiums increased by $12.7 million in 2006 due to the impact of these quota share reinsurance transactions.

Excluding the impact of the quota share reinsurance transactions described above, Earned Premiums in the Life and Health Insurance segment decreased by $4.6 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to lower earned premiums on accident and health insurance and lower earned premiums on property insurance. Earned premiums on accident and health insurance decreased by $2.2 million in 2006, as lower volume of accident and health insurance, primarily on limited benefit medical and Medicare supplement products, contributed $8.2 million to the decrease in accident and health insurance earned premiums, while higher insurance premium rates on those same products accounted for an increase of $6.0 million. In the fourth quarter of 2006, the Company's subsidiary, Reserve National Insurance Company ("Reserve National"), entered into a reinsurance agreement whereby it assumes 100% of certain accident and health insurance business. The Company estimates that accident and health insurance earned premiums will increase by $4.4 million in 2007 due to the assumption. Excluding the impact of the quota share reinsurance transactions described above, earned premiums on property insurance decreased due to lower volume related to the Life and Health Insurance segment's decision to reduce its coastal exposures and an increase in the cost of catastrophe reinsurance. Beginning January 1, 2006, the Life and Health Insurance segment began reducing its exposures to natural disasters by ceasing to write new property insurance business in most coastal areas of the Gulf and southeastern United States. The affected areas comprise approximately 20% of the Life and Health Insurance segment's property insurance business. The Life and Health Insurance segment estimates that Earned Premiums reported in 2006 decreased approximately $1.0 million as a result of reducing its coastal exposures. The Life and Health Insurance segment estimates that Earned Premiums will decrease by approximately $2.0 million in 2007 related to its continued reduction of its coastal exposures. The cost of catastrophe reinsurance coverage was $6.1 million in 2006, including a charge of $0.2 million to reinstate reinsurance due to higher reinsured losses from Hurricane Katrina than previously anticipated. The cost of catastrophe reinsurance coverage was $5.2 million in 2005, including a charge of $2.4 million to reinstate reinsurance coverage following Hurricane Katrina. Excluding the effects of the charges to reinstate reinsurance coverage, the cost of catastrophe reinsurance increased in 2006 due primarily to the higher cost of the Life and Health Insurance segment's catastrophe reinsurance program which became effective on January 1, 2006 (see Management's Discussion and Analysis of Results of Operations and Financial Condition, "Catastrophes"). Earned premiums on life insurance decreased by $0.6 million in 2006 due primarily to lower volume.

Net Investment Income increased by $21.2 million for the year ended December 31, 2006, compared to the same period in 2005, due to higher yields on investments and higher levels of investments.

Other Income for the year ended December 31, 2006, includes a gain of $10.0 million, net of a remaining deferred gain of $2.2 million, recognized on the sale and leaseback of Reserve National's home office building and a gain of $1.0 million recognized on the sale of the Career Agency Group's Louisiana office building. The deferred gain is being amortized over the three-year term of the leaseback. During 2006, the Career Agency Group completed the consolidation of its Louisiana regional office operations into its St. Louis home office. Other Income for the year ended December 31, 2005, includes a gain of $2.4 million recognized on the sale of the Career Agency Group's home office building. Other Income in 2005 also includes service fees charged for certain administrative services provided by the Career Agency Group to ORCC, prior to the effective date of the 100% quota share agreement described above.

Operating Profit in the Life and Health Insurance segment increased by $60.7 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to the higher Net Investment Income discussed above, lower insurance expenses and lower catastrophe losses and LAE (including development) on property insurance and the higher other income. Insurance expenses in 2005 included a charge of $6.0 million to write off deferred policy acquisition costs ("DPAC") attributed to certain policies that lapsed following Hurricane Katrina. Excluding the charge to write off DPAC in 2005, insurance expenses decreased by $10.6 million in 2006 due primarily to lower commissions. Commissions decreased in 2006 due in part to the initial impact on accrued benefits from certain changes in the Life and Health Insurance segment's compensation plans. Catastrophe losses and LAE (including development), net of reinsurance recoveries, on property insurance sold by the Life and Health Insurance segment's career agents were $10.8 million and $20.2 million in 2006 and 2005, respectively (see Management's Discussion and Analysis of Results of Operations and Financial Condition, "Catastrophes"). Catastrophe losses and LAE, net

LIFE AND HEALTH INSURANCE [CONTINUED]

2006 Compared with 2005 [continued]

of reinsurance, in 2006 included adverse development of $4.4 million, net of reinsurance recoveries, from Hurricane Katrina. Catastrophe losses and LAE, net of reinsurance, in 2005 included $17.5 million from Hurricanes Katrina, Rita and Wilma. Property insurance reserves decreased by $24.3 million in 2006 due primarily to payment of claims related to Hurricanes Katrina and Rita.

Net Income in the Life and Health Insurance segment increased by $39.5 million due primarily to the higher Operating Profit.

2005 Compared with 2004

Earned Premiums in the Life and Health Insurance segment decreased by $0.5 million for the year ended December 31, 2005, compared to the same period in 2004. The Life and Health Insurance segment estimates that earned premiums on life insurance and property insurance decreased by $4.6 million and $0.7 million, respectively, due to the effects of policies that lapsed due to hurricanes (see *Hurricanes Katrina, Rita and Wilma* below). Earned premiums in property insurance also included a reduction of $2.4 million to reinstate catastrophe reinsurance coverage following Hurricane Katrina. Excluding the effects of hurricanes, earned premiums on life insurance increased by $4.2 million due primarily to higher volume. Excluding the effects of hurricanes, earned premiums on property insurance sold by the Life and Health Insurance segment's career agents increased by $3.8 million due almost entirely to increased premium volume prior to Hurricanes Katrina and Rita. Earned premiums on accident and health insurance decreased by $0.8 million. Lower volume of accident and health insurance, primarily on limited benefit medical and Medicare supplement products, accounted for a decrease of $6.8 million in accident and health insurance earned premiums, while higher premium rates on those same products accounted for an increase of $6.0 million. Other Income increased by $2.6 million, due primarily to a gain recognized on the sale of the Career Agency Companies' home office. Net Investment Income in the Life and Health Insurance segment increased by $7.1 million due primarily to higher levels of investments and, to a lesser extent, higher yields.

Operating Profit in the Life and Health Insurance segment decreased by $5.6 million for the year ended December 31, 2005, compared to the same period in 2004. Catastrophe losses and LAE (including development), net of reinsurance, on property insurance sold by the Life and Health Insurance segment's career agents were $20.2 million and $7.9 million in 2005 and 2004, respectively. Catastrophe losses and LAE, net of reinsurance, in 2005 included $17.5 million from Hurricanes Katrina, Rita and Wilma. Catastrophe losses and LAE, net of reinsurance, in 2004 included $6.5 million from Hurricanes Charley, Frances, Ivan and Jeanne. Policyholders' benefits in 2005 included income of $4.4 million before tax attributed to the change in reserves on the lapsed policies following Hurricane Katrina. Policyholders' benefits for 2004 included a charge of $5.4 million due to a change in the actuarial estimate of reserves resulting from the conversion of certain business to a new computer system. Excluding the impact of these changes in reserves for policyholders' benefits, life and health insurance policyholders' benefits increased due primarily to higher mortality and morbidity. Insurance expenses decreased by $2.6 million due primarily to lower salaries and fringe benefits, partially offset by a charge of $6.0 million to write off DPAC attributed to the lapsed policies following Hurricane Katrina. Salary and fringe benefits decreased partially as a result of the Company's efforts to consolidate back office operations.

Net Income in the Life and Health Insurance segment decreased by $3.0 million due primarily to the lower Operating Profit.

Hurricanes Katrina, Rita and Wilma

The Life and Health Insurance segment derives approximately 50% of its life insurance earned premiums and 75% of its property insurance earned premiums (the Life and Health Insurance segment's career agents also sell property insurance to their customers) from business in the states of Louisiana, Mississippi, Texas and Florida. In 2005, Hurricanes Katrina, Rita and Wilma each made landfall in one or more of these states and impacted the Life and Health Insurance segment's results in several ways. In 2005, the Life and Health Insurance segment recorded catastrophe loss and LAE, net of reinsurance recoveries, of $17.5 million as a result of these hurricanes and recorded reinstatement premiums of $2.4 million.

Following Hurricanes Katrina and Rita, the Life and Health Insurance segment implemented state-mandated and certain voluntary moratoriums on the lapsing of insurance policies, including life insurance policies, due to the non-payment of premiums. The moratoriums on lapsing of insurance policies due to non-payment of premiums had expired by the end of 2005. Accordingly, the Life and Health Insurance segment lapsed such policies in accordance with the terms of the insurance policies. Prior to the expiration of the moratoriums and lapsing of the policies, the Life and Health Insurance segment offered a deferred payment program to affected life insurance policyholders to assist them in paying premiums. The Life and Health Insurance segment estimates that the lapsed policies represented approximately $5.3 million of the Life and Health Insurance segment's earned premiums on an annual basis, of which $4.6 million related to life insurance and $0.7 million related to property insurance. The Life and Health Insurance segment's results in 2005 include a charge of $1.6 million before tax to write off DPAC, net of related insurance reserves of $4.4 million, associated with the lapsed policies.

CONSUMER FINANCE

DOLLARS IN MILLIONS	2006	2005	2004
Interest, Loan Fees and Earned Discounts	**$ 237.3**	$ 210.5	$ 192.9
Net Investment Income	**3.9**	3.7	4.3
Other Revenues	**7.7**	7.1	5.6
Total Revenues	**248.9**	221.3	202.8
Provision for Loan Losses	**62.4**	47.4	45.8
Interest Expense on Certificates of Deposits	**49.8**	37.9	32.7
General and Administrative Expenses	**91.9**	83.1	77.2
Operating Profit	**44.8**	52.9	47.1
Income Tax Expense	**18.7**	22.1	19.7
Net Income	**$ 26.1**	$ 30.8	$ 27.4
Consumer Finance Loan Originations	**$ 806.9**	$ 767.1	$ 639.1

DOLLARS IN MILLIONS	DEC. 31, 2006	DEC. 31, 2005
Percentage of Consumer Finance Receivables Past Due:		
Less than 30 Days	**26.7%**	23.9%
30 Days to 59 Days Past Due	**8.6**	8.3
60 Days to 89 Days Past Due	**3.0**	2.9
90 Days and Greater Past Due	**1.3**	1.2
Total Past Due	**39.6%**	36.3%
Ratio of Reserve for Loan Losses to Gross Consumer Finance Receivables	**5.3%**	5.3%
Weighted-Average Yield on Certificates of Deposits	**4.7%**	4.0%
FOR THE YEAR ENDED		
Reserve for Loan Losses—At Beginning of Year	**$ 62.6**	$ 56.6
Provision for Loan Losses	**62.4**	47.4
Net Charge-off:		
Consumer Finance Receivables Charged-off	**(105.6)**	(82.5)
Consumer Finance Receivables Recovered	**49.4**	41.1
Net Charge-off	**(56.2)**	(41.4)
Reserve for Loan Losses—At End of Year	**$ 68.8**	$ 62.6

2006 Compared with 2005

Interest, Loan Fees and Earned Discounts in the Consumer Finance segment increased by $26.8 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to higher levels of loans outstanding, partially offset by lower interest rates.

Operating Profit in the Consumer Finance segment decreased by $8.1 million for the year ended December 31, 2006, compared to the same period in 2005. Provision for Loan Losses increased by $15.0 million in 2006, as a result of a higher level of loans outstanding and higher net charge-off. Interest Expense on Certificates of Deposits increased by $11.9 million in 2006, due primarily to higher interest rates on Certificates of Deposits and higher levels of deposits. General and Administrative Expenses, as a percentage of Interest, Loan Fees and Earned Discounts, decreased from 39.5% for the year ended December 31, 2005, to 38.7% for the year ended December 31, 2006, due primarily to higher levels of loans outstanding. Net Income in the Consumer Finance segment decreased by $4.7 million in 2006 due primarily to the lower Operating Profit. The Consumer Finance segment's effective tax rate differs from the Federal statutory tax rate due primarily to state income taxes.

CONSUMER FINANCE [CONTINUED]

2005 Compared with 2004

Interest, Loan Fees and Earned Discounts in the Consumer Finance segment increased by $17.6 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to higher levels of loans outstanding, partially offset by lower interest rates. Net Investment Income in the Consumer Finance segment decreased by $0.6 million for the year ended December 31, 2005, compared to the same period in 2004, due to lower levels of investments.

Operating Profit in the Consumer Finance segment increased by $5.8 million for the year ended December 31, 2005, compared to the same period in 2004. Provision for Loan Losses increased by $1.6 million for the year ended December 31, 2005, compared to the same period in 2004, as a result of a higher level of loans outstanding, partially offset by a change in the Company's estimate of the rate of ultimate loan losses as a result of higher recoveries and lower charge-offs for loans originated in previous years. Interest Expense on Certificates of Deposits increased by $5.2 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to higher interest rates on Certificates of Deposits and higher levels of deposits. General and Administrative Expenses, as a percentage of Interest, Loan Fees and Earned Discounts, decreased from 40.0% for the year ended December 31, 2004, to 39.5% for the year ended December 31, 2005, due primarily to the higher levels of loans outstanding. Net Income in the Consumer Finance segment increased by $3.4 million for the year ended December 31, 2005, due primarily to the higher Operating Profit. The Consumer Finance segment's effective tax rate differs from the Federal statutory tax rate due primarily to state income taxes.

INVESTEE

The Company accounts for its investment in the common stock of Intermec under the equity method of accounting. Intermec is listed on the New York Stock Exchange (NYSE symbol: IN) and is subject to the reporting requirements of the federal securities laws. Intermec is held for investment purposes. The fair value of the Company's Investment in Investee was $307.2 million at December 31, 2006, compared to an asset carrying value of $92.7 million under the equity method of accounting.

At December 31, 2006, the Company owned 20.4% of Intermec's common stock. Intermec has described itself as a leader in global supply chain solutions and in the design, development, manufacture and integration of wired and wireless automated data collection, mobile computing systems, bar code printers, label media and Intellitag® RFID (radio frequency identification). Intermec's products and services are used by customers in many industries to improve productivity, quality and responsiveness of business operations, from supply chain management and enterprise resource planning to field sales and service. Intermec's products and services are sold globally to a diverse set of customers in markets such as manufacturing, warehousing, direct store delivery, retail, consumer goods, field services, government, security, healthcare, transportation and logistics.

The Company accounts for its Investment in Investee under the equity method of accounting using the most recent and sufficiently timely publicly available financial reports and other publicly available information, which generally results in a three-month-delay basis (see Note 2, "Summary of Accounting Policies," to the Company's Consolidated Financial Statements). Equity in Net Income of Investee was $9.2 million, $5.3 million and $3.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Prior to the periods presented in the Company's Consolidated Financial Statements, the Company determined that a decline in the fair value of its investment in Intermec was other than temporary under applicable accounting standards. Accordingly, the Company reduced the carrying value of its investment in Intermec to its then current estimated realizable value and allocated the reduction to the Company's proportionate share of Intermec's non-current assets. Accordingly, the Company's reported equity in the net income of Intermec differs from the Company's proportionate share of Intermec's reported results to the extent that such results include depreciation, amortization or other charges related to such non-current assets. During the first quarter of 2005, the Company estimated that Intermec had subsequently fully recognized in its financial statements the amortization, depreciation or write-downs of such non-current assets. Accordingly, for periods beginning after the first quarter of 2005, Equity in Net Income of Investee equals the Company's proportionate share of Intermec's results. The fair value of the Company's investment in Intermec subsequently recovered such that the fair value exceeded the carrying value of the Company's investment in Intermec by $214.5 million and $347.4 million at December 31, 2006 and 2005, respectively. In accordance with applicable accounting standards, such excess is not recorded in the Company's Consolidated Financial Statements.

INVESTMENT RESULTS

Net Investment Income was $305.1 million, $282.1 million and $261.2 million in 2006, 2005 and 2004, respectively. Net Investment Income increased by $23.0 million in 2006, compared to the same period in 2005, due to higher investment yields and, to a lesser extent, higher levels of investments. Net Investment Income increased by $20.9 million in 2005, compared to the same period in 2004, due primarily to higher levels of fixed maturity and short-term investments and, to a lesser extent, higher investment yields.

INVESTMENT RESULTS [CONTINUED]

The components of Net Realized Investment Gains for the years ended December 31, 2006, 2005 and 2004, were:

DOLLARS IN MILLIONS	2006	2005	2004
Fixed Maturities:			
Gains on Dispositions	$ 5.0	$ 2.7	$ 1.8
Losses on Dispositions	(4.4)	(1.7)	(0.6)
Losses from Write-downs	–	(2.4)	(0.1)
Northrop Common Stock:			
Gains on Dispositions	5.6	4.0	43.2
Other Equity Securities:			
Gains on Dispositions	23.2	25.8	39.0
Losses on Dispositions	(1.1)	(3.0)	(0.9)
Losses from Write-downs	(2.8)	(7.9)	(5.8)
Real Estate:			
Gains on Dispositions	0.9	39.4	1.9
Losses from Write-downs	(0.1)	–	–
Other Investments:			
Gains on Dispositions	0.6	0.4	0.4
Losses on Dispositions	(0.4)	(0.4)	(0.4)
Net Realized Investment Gains	$ 26.5	$ 56.9	$ 78.5

The Company regularly reviews its investment portfolio for factors that may indicate that a decline in the fair value of an investment is other than temporary. Losses arising from other than temporary declines in fair value are reported in the Consolidated Statements of Income in the period that the decline was determined to be other than temporary. Net Realized Investment Gains for the years ended December 31, 2006, 2005 and 2004, include pretax losses of $2.8 million, $10.3 million and $5.9 million, respectively, from other than temporary declines in the fair values of investments. The Company cannot anticipate when or if similar investment losses may occur in the future.

CORPORATE INVESTMENTS

The Company considers the management of certain investments, including Northrop Grumman Corporation ("Northrop") preferred and common stock, Baker Hughes common stock and its investee, Intermec, to be a corporate responsibility and excludes income from these investments from its Operating Segments. Dividend income from these Corporate Investments for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
Northrop Preferred Stock	$ 9.3	$ 12.4	$ 12.4
Northrop Common Stock	8.6	8.0	8.7
Baker Hughes Common Stock	0.3	0.5	0.8
Total Unallocated Dividend Income	$ 18.2	$ 20.9	$ 21.9

Dividend income from the Company's investment in Northrop preferred stock decreased for the year ended December 31, 2006, compared to the same period in 2005, due to the timing of the ex-dividend date. Dividend income from the Company's investment in Northrop common stock increased for the year ended December 31, 2006, compared to the same period in 2005, due primarily to an increase in the dividend rate.

Dividend income from the Company's investments in Northrop common stock and Baker Hughes common stock has decreased for the year ended December 31, 2005, compared to the same period in 2004, due to sales of a portion of the Company's investment in these companies (see discussion above under heading "Investment Results").

CORPORATE INVESTMENTS [CONTINUED]

The changes in fair values of Unitrin's Corporate Investments for the year ended December 31, 2006, were:

DOLLARS IN MILLIONS	FAIR VALUE DEC. 31, 2005	DISPOSITIONS	HOLDING GAIN (LOSS) ARISING DURING PERIOD	FAIR VALUE DEC. 31, 2006
Equity Securities:				
Northrop Preferred Stock	$ 225.7	$ –	$ 10.3	$ 236.0
Northrop Common Stock	460.7	(17.5)	57.1	500.3
Baker Hughes Common Stock	48.7	(18.8)	11.2	41.1
Investee:				
Intermec Common Stock	427.8	–	(120.6)	307.2
Total Corporate Investments	$ 1,162.9	$ (36.3)	$ (42.0)	$ 1,084.6

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, there were approximately 6.5 million shares of the Company's outstanding common stock that could be repurchased under the Company's outstanding repurchase authorization. Common stock may be repurchased in the open market or in privately negotiated transactions from time to time subject to market conditions and other factors. The Company repurchased and retired 2,006,500 shares of its common stock in 2006 at a cost of $89.9 million. The Company repurchased and retired 1,043,200 shares of its common stock in 2005 at a cost of $48.9 million. The Company has repurchased and retired approximately 57.7 million shares of its common stock in open market transactions at an aggregate cost of approximately $1.6 billion since 1990.

On June 24, 2005, the Company entered into a five-year, $325 million, unsecured, revolving credit agreement, expiring June 30, 2010, with a group of financial institutions. The agreement provides for fixed and floating rate advances for periods up to one year at various interest rates. The agreement also contains various financial covenants, including limits on total debt to total capitalization and minimum risk-based capital ratios for the Company's largest insurance subsidiaries. The proceeds from advances under the revolving credit facility may be used for general corporate purposes. The new revolving credit agreement replaced the Company's former $360 million revolving credit agreement which would have expired on August 30, 2005, but was terminated as of June 24, 2005. The Company had no outstanding advances under its unsecured, revolving credit agreement at December 31, 2006, or December 31, 2005. Undrawn letters of credit issued pursuant to the unsecured, revolving credit agreement were $13.1 million and $13.4 million at December 31, 2006, and December 31, 2005, respectively. Accordingly, the amounts available for future borrowing were $311.9 million and $311.6 million at December 31, 2006 and 2005, respectively.

The Company issued $200 million of its 4.875% senior notes due November 1, 2010 (the "4.875% Senior Notes") in 2003, at an effective yield of 5.04%. The 4.875% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices. Interest expense under the 4.875% Senior Notes was $10.0 million for each of the years ended December 31, 2006, 2005 and 2004.

The Company issued $300 million of its 5.75% senior notes due July 1, 2007 (the "5.75% Senior Notes"), in 2002, for an effective yield of 5.99%. The 5.75% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices. Interest expense under the 5.75% Senior Notes was $18.0 million, $17.9 million and $17.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In August 2005, the Company filed a universal shelf registration statement with the Securities and Exchange Commission for the future sale of up to an aggregate of $300 million of debt securities, common stock, preferred stock and other securities. The Company's present intention is to utilize the shelf to refinance its $300 million 5.75% Senior Notes closer to their maturity.

The Company does not anticipate making significant changes to its capital structure during 2007. The Company's management believes that it has sufficient resources to maintain the payment of dividends to its shareholders at its present level. Sources available for future shareholder dividend payments, the payment of interest on Unitrin's senior notes and the repurchases of the Company's common stock include the receipt of dividends from Unitrin's operating subsidiaries, the receipt of dividends from its investments in Northrop, borrowings under the Company's revolving credit agreement, and monetization of a portion of the Unitrin parent company's Northrop holdings. Various state insurance laws restrict the ability of the Company's insurance subsidiaries to pay dividends without regulatory approval. Such laws generally restrict the amount of dividends paid in an annual period to the greater of statutory net income from the previous year or 10% of statutory capital and surplus. Certain risk-based capital regulations also

LIQUIDITY AND CAPITAL RESOURCES [CONTINUED]

have the effect of limiting the amount of dividends that may be paid by the Company's consumer finance subsidiary, Fireside Bank. In 2007, the Company estimates that its subsidiaries would be able to pay $324 million in dividends to the Company without prior regulatory approval. During 2006, six of Unitrin's subsidiaries (Trinity, Union National, United Insurance Company of America ("United"), Fireside Securities Corporation ("Fireside"), The Reliable Life Insurance Company ("Reliable") and Southern States General Agency ("Southern States")) paid cash dividends totaling $115.0 million, $60.0 million, $17.9 million, $16.3 million, $12.1 million and $0.5 million, respectively, to Unitrin. The Unitrin parent company directly held investments in Northrop preferred and common stock with a market value totaling $330.0 million at December 31, 2006. In addition to the Unitrin parent company's holdings of Northrop preferred and common stock, Trinity held investments in Northrop common stock with a market value of $406.3 million at December 31, 2006. During 2006, the Unitrin parent company and Trinity sold a portion of their Northrop common stock, generating gross proceeds of $12.7 million and $4.8 million, respectively.

During the first two quarters of 2005, Trinity paid dividends to the Unitrin Parent Company, which included a portion of its shares of Northrop common stock with a market value of approximately $50 million. During the fourth quarter of 2005, the Unitrin Parent Company sold a portion of its shares of Northrop common stock in the open market, generating gross proceeds of approximately $15 million. The Unitrin parent company directly held investments in Northrop preferred and common stock with a market value totaling $322 million at December 31, 2005. In addition to the Unitrin parent company's holdings of Northrop preferred and common stock, Trinity held investments in Northrop common stock with a market value of $365 million at December 31, 2005.

During the fourth quarter of 2005, United, a subsidiary of the Unitrin Parent Company, sold its subsidiary, Reliable to the Unitrin Parent Company for $174.0 million in cash. Reliable in turn then paid a $40.0 million cash dividend to the Unitrin Parent Company. United also paid a $140.0 million cash dividend to the Unitrin Parent Company. United also distributed its subsidiary, Union National, to the Unitrin Parent Company. Also during the fourth quarter of 2005, three of Unitrin's other subsidiaries, Trinity, Fireside and Southern States paid cash dividends of $30.0 million, $4.5 million and $0.5 million, respectively, to the Unitrin Parent Company. During the first three quarters of 2005, United, Trinity and Fireside paid cash dividends of $45.0 million, $26.0 million and $13.5 million, respectively, to the Unitrin Parent Company.

The primary sources of funds for the Company's insurance subsidiaries are premiums and investment income. The primary uses of funds are the payment of policyholder benefits under life insurance contracts and claims under property and casualty insurance contracts and accident and health insurance contracts, the payment of commissions and general expenses and the purchase of investments. Generally, there is a time lag between when premiums are collected and when policyholder benefits and insurance claims are paid. Accordingly, during periods of growth, insurance companies typically experience positive operating cash flows and are able to invest a portion of their operating cash flows to fund future policyholder benefits and claims. During periods in which premium revenues decline, insurance companies may experience negative cash flow from operations and may need to sell investments to fund payments to policyholders and claimants. In addition, if the Company's property and casualty insurance subsidiaries experience several significant catastrophic events over a relatively short period of time, investments may have to be sold in advance of their maturity dates to fund payments, which could either result in investment gains or losses. Management believes that its insurance subsidiaries maintain adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of their liabilities and invested assets and to provide adequate liquidity in the event that its property and casualty insurance subsidiaries experience several catastrophic events over a relatively short period of time.

The primary sources of funds for Fireside Bank are customer deposits, repayments of consumer loans, interest on consumer loans and investment income. The primary uses of funds for Fireside Bank are loans made to consumers, repayment of customer deposits, interest paid to depositors and general expenses.

Net Cash Provided by Operating Activities decreased by $70.3 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to cash outflows related to the payment of insurance claims that were expensed and reserved for in prior years.

Net Cash Provided by Operating Activities increased by $78.5 million for the year ended December 31, 2005, compared to 2004, due primarily to changes in income taxes and in other receivables. Income Taxes paid were $64.3 million in 2005, compared to $254.2 million in 2004. Income Taxes paid decreased due to income taxes paid in the first half of 2004 related to sales of investments in the second half of 2003. In 2004, White Mountains Insurance Group paid a negotiated settlement amount to the Company to settle a certain matter related to the Company's 1999 acquisition of Valley Group, Inc.

Net Cash Used by Investing Activities is largely dependent on Net Cash Provided by Operating Activities and cash flow from Financing Activities. Net Cash Used by Investing Activities decreased by $333.3 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to lower levels of cash from Financing and Operating Activities. In addition, the Company significantly increased its cash on hand in 2006 as a result of certain premium tax planning strategies while the Company significantly reduced its cash on hand in 2005 and invested such excess. Net Cash Used by Investing Activities increased by $211.0 million for the year ended December 31, 2005, compared to 2004, due primarily to the corresponding changes in Net Cash from Operating Activities and Net Cash Provided by Financing Activities.

Net Cash Provided by Financing Activities decreased by $112.0 million for the year ended December 31, 2006, compared to the same period in 2005. Cash from certificates of deposits issued, net of withdrawals,

LIQUIDITY AND CAPITAL RESOURCES [CONTINUED]

decreased by $63.5 million in 2006 compared to the same period in 2005. In addition, the Company used $89.9 million of cash in 2006 to repurchase shares of its common stock, compared to $48.9 million of cash used to repurchase shares of its common stock in the same period in 2005.

Net Cash Provided by Financing Activities increased by $78.5 million for the year ended December 31, 2005, compared to 2004. Certificates of deposits issued, net of withdrawals, increased by $144.7 million to fund the growth in Consumer Finance Receivables. Common stock repurchases totaled $48.9 million in 2005. The Company did not repurchase any of its common stock in 2004.

Unitrin and its subsidiaries have not formed special purpose entities or similar structured financing vehicles to access capital and/or manage risk or for any other purpose. The Company's retained earnings includes $55.6 million and $47.8 million representing the undistributed equity in net income of investee at December 31, 2006 and 2005, respectively.

OFF–BALANCE SHEET ARRANGEMENTS

The Company has no material obligations under a guarantee contract meeting the characteristics identified in paragraph 3 of Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others.* The Company has no material retained or contingent interests in assets transferred to an unconsolidated entity. The Company has no material obligations, including contingent obligations, under contracts that would be accounted for as derivative instruments. The Company has no obligations, including contingent obligations, arising out of a variable interest in an unconsolidated entity held by, and material to, the Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the Company. Accordingly, the Company has no material off–balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Estimated cash disbursements pertaining to the Company's contractual obligations at December 31, 2006, are as follows:

DOLLARS IN MILLIONS	JAN. 1, 2007 TO DEC. 31, 2007	JAN. 1, 2008 TO DEC. 31, 2009	JAN. 1, 2010 TO DEC. 31, 2011	AFTER DEC. 31, 2011	TOTAL
Long Term Debt Obligations	$ 300.1	$ 0.2	$ 200.2	$ 5.6	$ 506.1
Certificates of Deposits	479.5	341.3	326.4	15.5	1,162.7
Operating Lease Obligations	27.6	43.7	28.1	35.4	134.8
Purchase Obligations	22.2	32.4	20.7	–	75.3
Life and Health Insurance Policy Benefits	264.4	349.3	326.2	4,746.6	5,686.5
Property and Casualty Insurance Reserves	660.6	499.1	167.3	105.6	1,432.6
Other Contractual Obligations Reflected in Long Term Liabilities on the Consolidated Balance Sheet under GAAP	75.7	69.6	33.2	1.2	179.7
Total Contractual Obligations	$ 1,830.1	$ 1,335.6	$ 1,102.1	$ 4,909.9	$ 9,177.7

Amounts included in Life and Health Insurance Policy Benefits within the contractual obligations table above reflect estimated cash payments to be made to policyholders and beneficiaries. Such cash outflows are based on the Company's current assumptions for mortality, morbidity and policy lapse, but are undiscounted with respect to interest. Policies must remain in force for the policyholder or beneficiary to receive the benefit under the policy. Depending on the terms of a particular policy, future premiums from the policyholder may be required for the policy to remain in force. The Company estimates that future cash inflows would total approximately $3.9 billion using the same assumptions used to estimate the cash outflows.

The Company's Life insurance reserves in the Company's Consolidated Balance Sheet are generally based on the historical assumptions for mortality and policy lapse and are on a discounted basis. Accordingly, the sum of the amounts presented above for Life and Health Insurance Policy Benefits significantly exceeds the amount of Life and Health Insurance Reserves reported on the Company's Consolidated Balance Sheet at December 31, 2006.

In addition to the purchase obligations included above, the Company had certain investment commitments totaling $207 million at December 31, 2006. The funding of such investment commitments are dependent upon a number of factors, the timing of which is indeterminate.

Other Contractual Obligations Reflected in Long Term Liabilities on the Consolidated Balance Sheet under GAAP primarily consist of interest obligations related to Long Term Debt Obligations and Certificates of Deposits.

INTEREST AND OTHER EXPENSES

Interest and Other Expenses was $62.5 million, $64.0 million and $57.4 million in 2006, 2005 and 2004, respectively. Interest expense, excluding interest on a mortgage note payable included in real estate investment expense, was $28.5 million, $28.4 million and $28.3 million in 2006, 2005 and 2004, respectively. Other Corporate Expenses were $34.0 million, $35.6 million and $29.1 million in 2006, 2005 and 2004, respectively. Other Corporate Expenses decreased by $1.6 million for the year ended December 31, 2006, compared to the same period in 2005, due primarily to lower compensation and employee benefit costs. Other Corporate Expenses increased by $6.5 million for the year ended December 31, 2005, compared to the same period in 2004, due primarily to higher compensation and employee benefit costs.

INCOME TAXES

The Company's effective income tax rate differs from the Federal statutory income tax rate due primarily to the effects of certain tax adjustments described below, tax-exempt investment income and dividends received deductions, partially offset by state income taxes. Tax-exempt investment income and dividends received deductions were $69.5 million, $68.3 million and $60.0 million in 2006, 2005 and 2004, respectively. State income taxes were $5.7 million, $6.0 million and $5.8 million in 2006, 2005 and 2004, respectively.

During 2005, a benefit of approximately $14 million was recorded primarily for Federal income tax adjustments related to the tax years ended December 31, 2002 and December 31, 2001. During the fourth quarter of 2005, the Company received notification from the Department of the Treasury that the Joint Committee on Taxation (the "JCT") had completed its review of the Internal Revenue Service's (the "IRS") report regarding these years and took no exception with the IRS' report. Based on the notification from the JCT, the Company expects no further examination of these years by the IRS.

During 2004, an income tax benefit of $0.9 million was recorded for Federal income tax adjustments related to the tax year that ended on December 31, 2000. During 2004, the statute of limitations expired for the tax year that ended on December 31, 2000.

ACCOUNTING CHANGES

In December 2004, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*. SFAS No. 123(R) replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. The Company has adopted SFAS No. 123(R) using the modified prospective method effective January 1, 2006. Under the modified prospective method, companies record prospectively the compensation cost for new and modified awards, on or after the date of adoption, over the requisite service period of such awards. In addition, companies record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining requisite service period of such awards. The Company previously adopted SFAS No. 123 in 2003. Accordingly, the incremental effect of adoption of SFAS No. 123(R) was insignificant.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*. FSP FAS 123(R)-3 provides an alternative transition method for establishing the beginning balance of the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R) (the "APIC Pool"). The Company has elected to adopt the alternative transition method provided in FSP FAS 123(R)-3 for establishing the beginning balance of the APIC Pool. This method consists of a computational component that establishes a beginning balance of the APIC Pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC Pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The impact on the APIC Pool of partially vested awards was insignificant.

ACCOUNTING CHANGES [CONTINUED]

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. FIN 48 is effective with the Company's fiscal year beginning January 1, 2007. The Company expects that the financial impact, if any, of applying the provisions of FIN 48 to all tax positions will not be material upon the initial adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early application is encouraged, provided that the reporting entity has not yet issued financial statements for an interim period within that fiscal year. The Company estimates that the initial application of SFAS No. 157 will not be material.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS No. 158 amends SFAS No. 87, *Employers' Accounting for Pensions*, SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits*, SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, and SFAS No. 132(R), *Employers' Disclosure about Pensions and Other Postretirement Benefits*. SFAS No. 158 requires the recognition of the funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and the recognition of changes in the funded status through comprehensive income in the year in which such changes occur. The Company adopted the recognition provisions of SFAS No. 158 and initially applied them to the funded status of its defined benefit postretirement plans as of December 31, 2006. The initial recognition of the funded status of its defined benefit postretirement plans resulted in a decrease in Shareholders' Equity of $7.3 million, which was net of a tax benefit of $5.5 million. The Company accounts for its investment in its investee, Intermec, under the equity method of accounting on a three-month-delay basis. As of September 30, 2006, the date of Intermec's most recent publicly available financial statements, Intermec had not yet determined the impact of SFAS No. 158 on its financial statements. Accordingly, the Company cannot determine the impact that Intermec's adoption of SFAS No. 158 will ultimately have on the Company's financial statements. However, had Intermec been required to apply the provisions of SFAS No. 158 to the accounting for Intermec's defined benefit postretirement plans at December 31, 2005, the Company estimates it would have recognized a decrease of approximately $8 million to the Company's Shareholders' Equity for its share of the impact from Intermec's adoption of SFAS No. 158.

SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position, with limited exceptions. The Company currently measures its funded status as of the date of the Company's fiscal year-end statement of financial position. Accordingly, the Company's adoption of the measurement provisions of SFAS No. 158 will have no impact on the Company's Consolidated Financial Statements. Intermec, however, does not measure its funded status as of the date of its year-end statement of financial position. The Company estimates that the impact of Intermec's adoption of the measurement provisions will not be material to the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information About Market Risk

The Company's consolidated balance sheet includes five types of financial instruments subject to the material market risk disclosures required by the Securities and Exchange Commission ("SEC"):

1) Investments in Fixed Maturities;
2) Investments in Equity Securities;
3) Consumer Finance Receivables;
4) Certificates of Deposits; and
5) Notes Payable.

Investments in Fixed Maturities, Consumer Finance Receivables, Certificates of Deposits and Notes Payable are subject to material interest rate risk. The Company's Investments in Equity Securities include common and preferred stocks and, accordingly, are subject to material equity price risk and interest rate risk, respectively.

For purposes of this disclosure, market risk sensitive financial instruments are divided into two categories: financial instruments acquired for trading purposes and financial instruments acquired for purposes other than trading. The Company's market risk sensitive financial instruments are generally classified as held for purposes other than trading. The Company has no significant holdings of financial instruments acquired for trading purposes. The Company has no significant holdings of derivatives.

The Company measures its sensitivity to market risk by evaluating the change in its financial assets and liabilities relative to fluctuations in interest rates and equity prices. The evaluation is made using instantaneous changes in interest rates and equity prices on a static balance sheet to determine the effect such changes would have on the Company's market value at risk and the resulting pretax effect on Shareholders' Equity. The changes chosen reflect the Company's view of adverse changes which are

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK [CONTINUED]

Quantitative Information About Market Risk [continued]

reasonably possible over a one-year period. The selection of the changes chosen should not be construed as the Company's prediction of future market events, but rather an illustration of the impact of such events.

For the interest rate sensitivity analysis presented below, the Company assumed an adverse and instantaneous increase of 100–basis points in the yield curve at December 31, 2006 and 2005, respectively, for Investments in Fixed Maturities. Such 100–basis point increase in the yield curve may not necessarily result in a corresponding 100–basis point increase in the interest rate for all investments in fixed maturities. For example, a 100–basis point increase in the yield curve for risk-free, taxable investments in fixed maturities may not result in a 100–basis point increase for tax-exempt investments in fixed maturities. For Investments in Fixed Maturities, the Company also anticipated changes in cash flows due to changes in the likelihood that investments would be called or prepaid prior to their contractual maturity. All other variables were held constant. For preferred stock equity securities and Consumer Finance Receivables, the Company assumed an adverse and instantaneous increase of 100–basis points in market interest rates from their levels at December 31, 2006 and 2005, respectively. All other variables were held constant. For Certificates of Deposits and Notes Payable, the Company assumed an adverse and instantaneous decrease of 100–basis points in market interest rates from their levels at December 31, 2006 and 2005, respectively. All other variables were held constant. The Company measured equity price sensitivity assuming an adverse and instantaneous 10% decrease in the Standard and Poor's Stock Index (the "S&P 500") from its levels at December 31, 2006 and 2005, with all other variables held constant. The Company's investments in common stock equity securities were correlated with the S&P 500 using the portfolio's weighted-average beta of 0.58 and 0.46 at December 31, 2006 and 2005, respectively. The portfolio's weighted-average beta was calculated using each security's beta for the five-year periods ended December 31, 2006 and 2005, respectively, and weighted on the fair value of such securities at December 31, 2006 and 2005, respectively. Beta measures a stock's relative volatility in relation to the rest of the stock market, with the S&P 500 having a beta coefficient of 1.00.

The estimated adverse effects on the market value of the Company's financial instruments at December 31, 2006, using these assumptions were:

DOLLARS IN MILLIONS	FAIR VALUE	PRO FORMA INCREASE (DECREASE) INTEREST RATE RISK	EQUITY PRICE RISK	TOTAL MARKET RISK
ASSETS				
Investments in Fixed Maturities	**$ 3,832.9**	**$ (260.5)**	**$ –**	**$ (260.5)**
Investments in Equity Securities	**1,305.6**	**(2.5)**	**(72.8)**	**(75.3)**
Consumer Finance Receivables	**1,231.4**	**(16.4)**	**–**	**(16.4)**
LIABILITIES				
Certificates of Deposits	**$ 1,154.6**	**$ 22.4**	**$ –**	**$ 22.4**
Notes Payable	**501.3**	**8.3**	**–**	**8.3**

The estimated adverse effects on the market value of the Company's financial instruments at December 31, 2005, using these assumptions were:

DOLLARS IN MILLIONS	FAIR VALUE	PRO FORMA INCREASE (DECREASE) INTEREST RATE RISK	EQUITY PRICE RISK	TOTAL MARKET RISK
ASSETS				
Investments in Fixed Maturities	$ 4,086.6	$ (301.8)	$ –	$ (301.8)
Investments in Equity Securities	1,098.9	(4.4)	(47.1)	(51.5)
Consumer Finance Receivables	1,112.5	(14.8)	–	(14.8)
LIABILITIES				
Certificates of Deposits	$ 1,070.9	$ 18.6	$ –	$ 18.6
Notes Payable	504.3	12.9	–	12.9

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK [CONTINUED]

Quantitative Information About Market Risk [continued]

The market risk sensitivity analysis assumes that the composition of the Company's interest rate sensitive assets and liabilities, including, but not limited to, credit quality, and equity price sensitive assets existing at the beginning of the period remains constant over the period being measured. It also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the time to maturity. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, any future correlation, either in the near term or the long term, between the Company's common stock equity securities portfolio and the S&P 500 may differ from the historical correlation as represented by the weighted-average historical beta of the common stock equity securities portfolio. Accordingly, the market risk sensitivity analysis may not be indicative of, is not intended to provide, and does not provide, a precise forecast of the effect of changes of market rates on the Company's income or shareholders' equity. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates or equity prices.

To the extent that any adverse 100–basis point change occurs in increments over a period of time instead of instantaneously, the adverse impact on fair values would be partially mitigated because some of the underlying financial instruments would have matured. For example, proceeds from any maturing assets could be reinvested and any new liabilities would be incurred at the then current interest rates.

Qualitative Information About Market Risk

Market risk is a broad term related to economic losses due to adverse changes in the fair value of a financial instrument and is inherent to all financial instruments. SEC disclosure rules focus on only one element of market risk—price risk. Price risk relates to changes in the level of prices due to changes in interest rates, equity prices, foreign exchange rates or other factors that relate to market volatility of the rate, index, or price underlying the financial instrument. The Company's primary market risk exposures are to changes in interest rates and certain exposures to changes in equity prices.

The Company manages its interest rate exposures with respect to Investments in Fixed Maturities by investing primarily in investment-grade securities of moderate effective duration. The interest rate risks with respect to the fair value of Consumer Finance Receivables should be partially offset by the impact of interest rate movements on Certificates of Deposits which are issued to fund its receivables.

At December 31, 2006 and 2005, $736.3 million and $686.4 million, respectively, of the Company's Investments in Equity Securities, which exclude the Company's Investment in Investee, was concentrated in the preferred and common stock of Northrop. Northrop stated in its 2005 Annual Report on Form 10-K that it "provides technologically advanced innovative products, services and solutions in information and services, aerospace, electronics and shipbuilding." Additionally, Northrop stated that "as a prime contractor, principal subcontractor, partner or preferred supplier," it "participates in many high-priority defense and non-defense technology programs in the United States and abroad." Accordingly, the Company's Investments in Equity Securities is sensitive to the nature of Northrop's industry segments.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative Disclosures About Market Risk and the accompanying Consolidated Financial Statements (including the notes thereto) may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give expectations or forecasts of future events. The reader can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "believe(s)," "goal(s)," "target(s)," "estimate(s)," "anticipate(s)," "forecast(s)," "project(s)," "plan(s)," "intend(s)," "expect(s)," "might," "may" and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements, in particular, include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this Annual Report. Forward-looking statements can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining the Company's actual future results. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance; actual results could differ materially from those expressed or implied in the forward-looking statements.

Among the general factors that could cause actual results to differ materially from estimated results are:

- Changes in general economic conditions, including performance of financial markets, interest rates, unemployment rates and fluctuating values of particular investments held by the Company and its subsidiaries;
- Heightened competition, including, with respect to pricing, entry of new competitors and the development of new products by new and existing competitors;
- The number and severity of insurance claims (including those associated with catastrophe losses) and their impact on the adequacy of loss reserves;
- The impact of inflation on insurance claims, including, but not limited to, the effects attributed to scarcity of resources available to rebuild damaged structures, including labor and materials and the amount of salvage value recovered for damaged property;
- Orders, interpretations or other actions by regulators that impact the reporting, adjustment and payment of claims;
- Changes in the pricing or availability of reinsurance;
- Changes in the financial condition of reinsurers and amounts recoverable therefrom;
- Changes in industry trends and significant industry developments;
- Regulatory approval of insurance rates, policy forms, license applications and similar matters;
- Developments related to insurance policy claims and coverage issues including, but not limited to, interpretations or decisions by courts or regulators that may govern or influence insurance policy coverage issues arising with respect to losses incurred in connection with hurricanes and other catastrophes;
- Governmental actions, including new laws or regulations or court decisions interpreting existing laws and regulations or policy provisions;
- Adverse outcomes in litigation or other legal and regulatory proceedings involving the Company or its subsidiaries;
- Regulatory, accounting or tax changes that may affect the cost of, or demand for, the Company's products or services;
- The impact of residual market assessments and assessments for insurance industry insolvencies;
- Changes in distribution channels, methods or costs resulting from changes in laws or regulations, lawsuits or market forces;
- Changes in ratings by credit rating agencies including A.M. Best Co., Inc.;
- The level of success and costs expended in realizing economies of scale and implementing significant business consolidations and technology initiatives;
- Increased costs and risks related to data security;
- Absolute and relative performance of the Company's products or services; and
- Other risks and uncertainties described from time to time in the Company's filings with the Securities and Exchange Commission ("SEC").

No assurances can be given that the results contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. The Company assumes no obligation to publicly correct or update any forward-looking statements as a result of events or developments subsequent to the date of this Annual Report. The reader is advised, however, to consult any further disclosures the Company makes on related subjects in filings made with the SEC.

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF UNITRIN, INC.

We have audited the accompanying consolidated balance sheets of Unitrin, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Management Report on Internal Control, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2 to the Consolidated Financial Statements, the Company changed its method of accounting for Defined Benefit Pension and Other Postretirement Plans in 2006.

Deloitte & Touche LLP

Chicago, Illinois
February 2, 2007

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS

	DECEMBER 31, 2006	2005
ASSETS		
Investments:		
Fixed Maturities at Fair Value (Amortized Cost: 2006–$3,780.3; 2005–$3,988.7)	$ 3,832.9	$ 4,086.6
Northrop Grumman Preferred Stock at Fair Value (Cost: 2006–$177.5; 2005–$177.5)	236.0	225.7
Northrop Grumman Common Stock at Fair Value (Cost: 2006–$318.8; 2005–$330.7)	500.3	460.7
Other Equity Securities at Fair Value (Cost: 2006–$407.8; 2005–$302.8)	569.3	412.5
Investee (Intermec) at Cost Plus Cumulative Undistributed Earnings (Fair Value: 2006–$307.2; 2005–$427.8)	92.7	80.4
Short-term Investments at Cost which Approximates Fair Value	465.2	524.5
Other	594.6	484.4
Total Investments	6,291.0	6,274.8
Cash	157.9	44.5
Consumer Finance Receivables at Cost (Fair Value: 2006–$1,231.4; 2005–$1,112.5)	1,227.0	1,109.5
Other Receivables	730.4	828.0
Deferred Policy Acquisition Costs	444.7	438.2
Goodwill	344.7	344.7
Other Assets	125.7	158.6
Total Assets	$ 9,321.4	$ 9,198.3
LIABILITIES AND SHAREHOLDERS' EQUITY		
Insurance Reserves:		
Life and Health	$ 2,486.1	$ 2,404.9
Property and Casualty	1,432.6	1,531.5
Total Insurance Reserves	3,918.7	3,936.4
Certificates of Deposits at Cost (Fair Value: 2006–$1,154.6; 2005–$1,070.9)	1,162.7	1,074.3
Unearned Premiums	778.9	810.6
Accrued and Deferred Income Taxes	285.1	272.8
Notes Payable at Amortized Cost (Fair Value: 2006–$501.3; 2005–$504.3)	504.5	503.6
Accrued Expenses and Other Liabilities	387.5	442.9
Total Liabilities	7,037.4	7,040.6
Shareholders' Equity:		
Common Stock, $0.10 Par Value Per Share, 100 Million Shares authorized, 66,991,352 and 68,516,167 Shares Issued and Outstanding at December 31, 2006 and 2005	6.7	6.9
Paid-in Capital	759.1	711.4
Retained Earnings	1,231.2	1,188.2
Accumulated Other Comprehensive Income	287.0	251.2
Total Shareholders' Equity	2,284.0	2,157.7
Total Liabilities and Shareholders' Equity	$ 9,321.4	$ 9,198.3

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	FOR THE YEARS ENDED DECEMBER 31, 2006	2005	2004
REVENUES			
Earned Premiums	**$ 2,478.7**	$ 2,478.3	$ 2,485.2
Consumer Finance Revenues	**248.9**	221.3	202.8
Net Investment Income	**305.1**	282.1	261.2
Other Income	**16.3**	9.5	13.1
Net Realized Investment Gains	**26.5**	56.9	78.5
Total Revenues	**3,075.5**	3,048.1	3,040.8
EXPENSES			
Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses	**1,617.5**	1,665.3	1,668.2
Insurance Expenses	**800.2**	817.5	824.0
Consumer Finance Expenses	**204.0**	168.4	155.7
Interest and Other Expenses	**62.5**	64.0	57.4
Total Expenses	**2,684.2**	2,715.2	2,705.3
Income before Income Taxes and Equity in Net Income of Investee	**391.3**	332.9	335.5
Income Tax Expense	**117.4**	82.7	98.9
Income before Equity in Net Income of Investee	**273.9**	250.2	236.6
Equity in Net Income of Investee	**9.2**	5.3	3.6
NET INCOME	**$ 283.1**	$ 255.5	$ 240.2
NET INCOME PER SHARE	**$ 4.17**	$ 3.70	$ 3.51
NET INCOME PER SHARE ASSUMING DILUTION	**$ 4.15**	$ 3.67	$ 3.48

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

DOLLARS IN MILLIONS	FOR THE YEARS ENDED DECEMBER 31, 2006	2005	2004
OPERATING ACTIVITIES			
Net Income	**$ 283.1**	$ 255.5	$ 240.2
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:			
Policy Acquisition Costs Deferred	**(351.1)**	(370.8)	(363.3)
Amortization of Deferred Policy Acquisition Costs	**342.6**	355.0	343.3
Equity in Net Income of Investee before Taxes	**(14.3)**	(8.2)	(5.5)
Amortization of Investments	**7.2**	11.6	12.6
Provision for Loan Losses	**62.4**	47.4	45.8
Decrease in Other Receivables	**97.5**	3.7	80.5
Increase (Decrease) in Insurance Reserves and Unearned Premiums	**(54.6)**	91.5	160.8
Increase (Decrease) in Accrued and Deferred Income Taxes	**(6.3)**	21.3	(153.4)
Increase (Decrease) in Accrued Expenses and Other Liabilities	**(33.2)**	11.1	(20.4)
Net Realized Investment Gains	**(26.5)**	(56.9)	(78.5)
Other, Net	**(0.4)**	15.5	36.1
Net Cash Provided by Operating Activities	**306.4**	376.7	298.2
INVESTING ACTIVITIES			
Sales and Maturities of Fixed Maturities	**559.1**	551.0	884.4
Purchases of Fixed Maturities	**(354.7)**	(554.5)	(1,354.2)
Sales of Northrop Common Stock	**17.5**	11.1	273.9
Sales of Other Equity Securities	**84.5**	93.3	138.3
Purchases of Other Equity Securities	**(170.1)**	(57.5)	(87.0)
Repayments of Consumer Finance Receivables	**627.6**	581.6	525.5
Acquisitions of Consumer Finance Receivables	**(806.9)**	(767.1)	(639.1)
Change in Short-term Investments	**63.3**	(166.9)	138.5
Acquisitions and Improvements of Investment Real Estate	**(39.2)**	(98.9)	(29.8)
Sales of Investment Real Estate	**1.8**	41.9	10.8
Acquisitions of Investment Partnerships and Limited Liability Companies	**(65.7)**	(29.2)	(35.0)
Acquisition of Businesses, Net of Cash Acquired	**–**	–	(17.1)
Other, Net	**(3.3)**	(24.2)	(17.6)
Net Cash Used by Investing Activities	**(86.1)**	(419.4)	(208.4)
FINANCING ACTIVITIES			
Certificates of Deposits Issued	**350.9**	294.2	216.4
Certificates of Deposits Withdrawals	**(262.5)**	(142.3)	(209.2)
Universal Life and Annuity Receipts from Policyholders	**5.7**	5.9	7.9
Universal Life and Annuity Payments to Policyholders	**(1.4)**	(2.0)	(3.3)
Notes Payable Proceeds	**40.0**	40.0	–
Notes Payable Payments	**(40.1)**	(40.1)	(0.1)
Cash Dividends Paid	**(119.8)**	(117.4)	(113.5)
Common Stock Repurchases	**(89.9)**	(48.9)	–
Cash Exercise of Stock Options	**6.8**	15.7	28.4
Excess Tax Benefits from Share-based Awards	**3.4**	–	–
Net Cash Provided (Used) by Financing Activities	**(106.9)**	5.1	(73.4)
Increase (Decrease) in Cash	**113.4**	(37.6)	16.4
Cash, Beginning of Year	**44.5**	82.1	65.7
Cash, End of Year	**$ 157.9**	$ 44.5	$ 82.1

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNT	NUMBER OF SHARES	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDERS' EQUITY
BALANCE, DECEMBER 31, 2003	67.8	$ 6.8	$ 537.8	$ 1,079.8	$ 194.5	$ 1,818.9
Net Income	–	–	–	240.2	–	240.2
Other Comprehensive Income (note 12)	–	–	–	–	55.1	55.1
Total Comprehensive Income						295.3
Dividends to Shareholders: Cash ($1.66 per share)	–	–	–	(113.5)	–	(113.5)
Stock-based Compensation Cost (notes 1, 2 and 10)	–	–	8.5	–	–	8.5
Exercise of Stock Options,						
Net of Shares Exchanged (note 10)	1.0	0.1	76.8	(45.7)	–	31.2
Other	–	–	(1.7)	–	–	(1.7)
BALANCE, DECEMBER 31, 2004	68.8	$ 6.9	$ 621.4	$ 1,160.8	$ 249.6	$ 2,038.7
Net Income	–	–	–	255.5	–	255.5
Other Comprehensive Income (note 12)	–	–	–	–	1.6	1.6
Total Comprehensive Income						257.1
Dividends to Shareholders: Cash ($1.70 per share)	–	–	–	(117.4)	–	(117.4)
Repurchases of Common Stock	(1.0)	(0.1)	(10.6)	(38.2)	–	(48.9)
Stock-based Compensation Cost (notes 1, 2 and 10)	–	–	11.9	–	–	11.9
Exercise of Stock Options,						
Net of Shares Exchanged (note 10)	0.7	0.1	88.9	(72.5)	–	16.5
Other	–	–	(0.2)	–	–	(0.2)
BALANCE, DECEMBER 31, 2005	68.5	$ 6.9	$ 711.4	$ 1,188.2	$ 251.2	$ 2,157.7
Net Income	–	–	–	**283.1**	–	**283.1**
Other Comprehensive Income (note 12)	–	–	–	–	**43.1**	**43.1**
Total Comprehensive Income						**326.2**
Dividends to Shareholders: Cash ($1.76 per share)	–	–	–	**(119.8)**	–	**(119.8)**
Repurchases of Common Stock	**(2.0)**	**(0.2)**	**(21.6)**	**(68.1)**	–	**(89.9)**
Stock-based Compensation Cost (notes 2 and 10)	–	–	**11.9**	–	–	**11.9**
Share-based Awards,						
Net of Shares Exchanged (note 10)	**0.5**	–	**57.6**	**(52.2)**	–	**5.4**
Adjustment to Initially Apply SFAS No. 158,						
Net of Tax (notes 2, 15 and 16)	–	–	–	–	**(7.3)**	**(7.3)**
Other	–	–	**(0.2)**	–	–	**(0.2)**
BALANCE, DECEMBER 31, 2006	**67.0**	**$ 6.7**	**$ 759.1**	**$ 1,231.2**	**$ 287.0**	**$ 2,284.0**

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ESTIMATES

The Consolidated Financial Statements included herein have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of Unitrin, Inc. and its subsidiaries ("Unitrin" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

The effects on Net Income, Net Income Per Share and Net Income Per Share Assuming Dilution for the years ended December 31, 2005 and 2004 if the fair value–based method had been applied to all awards since the effective date of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, and as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* were:

DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2005	2004
Net Income as Reported	$ 255.5	$ 240.2
Add: Stock-Based Employee Compensation Expense Included in Reported Net Income, Net of Related Tax Effects	7.8	5.5
Deduct: Total Stock-Based Employee Compensation Expense Determined under Fair Value Based Method for All Awards, Net of Related Tax Effects	(8.0)	(6.5)
Pro Forma Net Income	$ 255.3	$ 239.2
Net Income Per Share:		
Basic—As Reported	$ 3.70	$ 3.51
Basic—Pro Forma	$ 3.70	$ 3.50
Diluted—As Reported	$ 3.67	$ 3.48
Diluted—Pro Forma	$ 3.67	$ 3.47

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates and assumptions.

The fair values of Investments in Fixed Maturities, Investments in Equity Securities and Senior Notes Payable are estimated using quoted market prices where available. For securities not actively traded, fair values were estimated using values obtained from independent pricing services or broker dealers. The fair values of the Company's Investment in Investee and Investments in Northrop Grumman Corporation ("Northrop") Preferred Stock and Northrop Common Stock are based on quoted market prices. The fair value of Consumer Finance Receivables is estimated by discounting the estimated future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and the same remaining maturities. The fair values of Certificates of Deposits have been estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value for Cash, Short-term Investments and certain other assets and other liabilities because of their short-term nature.

The actual value at which such financial instruments could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

The Reserve for Loan Losses is estimated using the Company's estimate of ultimate charge-offs and recoveries of loans based on past experience adjusted for current economic conditions. Such charge-offs and recoveries emerge over several years. Accordingly, the Company's actual ultimate net charge-off could materially differ from the Company's estimate due to a variety of factors including, but not limited to, future economic conditions, the timing of charge-offs and recoveries, the value of collateral and changes in the overall credit quality of the loan portfolio.

The process of estimating and establishing reserves for losses and loss adjustment expenses for property and casualty insurance is inherently uncertain and the actual ultimate net cost of a claim may vary materially from the estimated amount reserved. The reserving process is particularly imprecise for claims involving asbestos, environmental matters, mold, construction defect and other emerging and/or long-tailed exposures, which may not be discovered or reported until years after the insurance policy period has ended. Management considers a

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ESTIMATES [CONTINUED]

variety of factors, including, but not limited to, past claims experience, current claim trends and relevant legal, economic and social conditions, in estimating reserves. A change in any one or more factors is likely to result in the ultimate net claim cost to differ from the estimated reserve. Such changes in estimates may be material.

The process of determining whether or not an asset is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. As a result, the Company's assessment of the impairment of long-lived assets or the recoverability of assets such as Goodwill and Deferred Policy Acquisition Costs is susceptible to the risk inherent in making such projections.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Investments Other Than Investee

Investments in Fixed Maturities include bonds, notes and redemptive preferred stocks at fair value and are classified as available for sale. Investments in Equity Securities include common and non-redemptive preferred stocks and other equity interests at fair value and are classified as available for sale. Other equity interests consist of limited partnership interests in partnerships which the Company's interest is deemed minor under applicable accounting standards. Unrealized appreciation or depreciation, net of applicable deferred income taxes, on Fixed Maturities and Equity Securities is included in Shareholders' Equity. Short-term Investments include fixed maturities which mature within one year from the date of purchase, money market mutual funds and repurchase agreements at cost, which approximates fair value. Other Investments primarily include loans to policyholders, real estate, investments in certain limited liability investment companies and partnerships and mortgage loans. Loans to policyholders and mortgage loans are carried at unpaid principal balance. Real estate is carried at cost, net of accumulated depreciation. Investments in limited liability investment companies and limited partnerships in which the Company's interest is not deemed minor under applicable accounting standards are accounted for under the equity method of accounting. Gains and losses on sales of investments are computed on the specific identification method and are recorded in the Consolidated Statement of Income in the period in which the sale occurs. The Company regularly reviews its investment portfolio for factors that may indicate that a decline in fair value of an investment is other than temporary. Losses arising from other than temporary declines in fair value are computed on the specific identification method and reported in the Consolidated Statement of Income in the period that the decline is determined to be other than temporary.

Investment in Investee

Investment in Investee is accounted for under the equity method of accounting in the accompanying financial statements. The Company's voting percentage and share of earnings or losses of an investee is determined using the most recent and sufficiently timely publicly available audited financial statements, subsequent unaudited interim reports and other publicly available information which generally results in a three-month-delay basis.

The Company recognizes into income its equity share of changes in an investee's reported net assets resulting from an investee's issuance of stock that is not part of a broader corporate reorganization.

Consumer Finance Receivables

Consumer Finance Receivables consists primarily of loans, which are secured by automobiles, to residents of California and other western and midwestern states. Consumer Finance Receivables is stated net of unearned discount, loan fees and reserve for loan losses. Unearned discount arises when the loan amount includes unearned precomputed interest. The Reserve for Loan Losses is maintained at a level which considers such factors as actual and expected loan loss experience and economic conditions to provide for estimated loan losses.

Deferred Policy Acquisition Costs

Costs directly associated with the acquisition of new business, principally commissions and certain premium taxes and policy issuance costs, are deferred. Costs deferred on property and casualty insurance products and health insurance products are amortized over the term of the related policies. Costs deferred on traditional life insurance products are primarily amortized over the anticipated premium-paying period of the related policies in proportion to the ratio of the annual premiums to the total premiums anticipated, which is estimated using the same assumptions used in calculating policy reserves.

The Company accounts for the present value of the future profits embedded in insurance in force acquired ("VIF") based on actuarial estimates of the present value of estimated net cash flows. VIF is classified as Deferred Policy Acquisition Costs in these financial statements. VIF is amortized using the effective interest method using interest rates consistent with the rates in the underlying insurance contracts. The Company estimates that it will record VIF amortization, net of interest, of $3.3 million, $3.0 million, $2.7 million, $2.4 million and $2.2 million in each of the next five years.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

Goodwill

The Company accounts for Goodwill pursuant to the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Accordingly, Goodwill is not amortized, but rather is tested annually for recoverability or when certain triggering events require testing. The Company tests Goodwill in the first quarter of its fiscal year. During the first quarters of 2006, 2005 and 2004, the Company tested Goodwill for recoverability and determined that Goodwill was fully recoverable.

Insurance Reserves

Reserves for losses and loss adjustment expenses ("LAE") on property and casualty coverage represent the estimated claim cost and loss adjustment expense necessary to cover the ultimate net cost of investigating and settling all losses incurred and unpaid. Such estimates are based on individual case estimates for reported claims and estimates for incurred but not reported losses. These estimates are adjusted in the aggregate for ultimate loss expectations based on historical experience patterns and current economic trends, with any change in the probable ultimate liabilities being recorded in the Consolidated Statement of Income in the period of change. Such changes in estimates may be material.

For traditional life insurance products, the reserves for future policy benefits are estimated on the net level premium method based on rates for expected mortality, lapse rates and interest rates, including provisions for adverse mortality. These assumptions vary by such characteristics as plan, age at issue and policy duration. Mortality assumptions are based on the Company's historical experience and industry standards. Interest rate assumptions principally range from 3% to 7%. Lapse rate assumptions are based on actual and industry experience. Benefit reserves for universal life-type products represent policy account balances before applicable surrender charges.

Recognition of Earned Premiums and Related Expenses

Property and casualty insurance and health insurance premiums are recognized and earned ratably over the periods to which the premiums relate.

Traditional life insurance premiums are recognized as revenue when due. Policyholders' benefits are associated with related premiums to result in recognition of profits over the periods that the benefits are provided.

Premium revenues for universal life-type products consist of charges for the cost of insurance, policy administration and policy surrenders that have been assessed against policy account balances during the period.

Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses include provisions for future policy benefits under life insurance contracts and provisions for reported claims, estimates for claims incurred but not reported and loss adjustment expenses. Benefit payments in excess of policy account balances are expensed.

Reinsurance

In the normal course of business, the Company's insurance subsidiaries reinsure certain risks above certain retention levels with other insurance enterprises. Amounts recoverable from reinsurers for benefits and losses for which the Company's insurance subsidiaries have not been relieved of their legal obligations to the policyholder are included in Other Receivables.

Gains related to long-duration reinsurance contracts are deferred and amortized over the life of the underlying reinsured policies. Losses related to long-duration reinsurance contracts are recognized immediately. Any gain or loss associated with reinsurance agreements for which the Company's insurance subsidiaries have been legally relieved of their obligations to the policyholder is recognized in the period of relief.

Consumer Finance Revenues and Expenses

Consumer Finance Revenues include interest on Consumer Finance Receivables and Net Investment Income on Investments in Fixed Maturities made by the Company's Consumer Finance operations. Interest income on Consumer Finance Receivables is recorded as interest is earned, using the effective yield method. Net Investment Income included in Consumer Finance Revenues was $3.9 million, $3.7 million and $4.3 million in 2006, 2005 and 2004, respectively.

Consumer Finance Expenses include Interest Expense on Certificates of Deposits, Provisions for Loan Losses and General and Administrative Expenses. Interest Expense on Certificates of Deposits is recorded using the effective yield method.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted.

The Company includes an estimate for interest on uncertain tax positions in current income taxes payable and Income Tax Expense.

Stock-based Compensation

At December 31, 2006, the Company had five stock-based compensation plans, which are more fully described in Note 10, "Long Term Equity Compensation Plans," to the Consolidated Financial Statements. Awards granted, modified or settled prior to January 1, 2003, are accounted for in the Company's Consolidated Financial Statements for the years ended December 31, 2005 and 2004, under the recognition and

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

Stock-based Compensation [continued]

measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Awards granted, modified or settled after January 1, 2003, are accounted for in the Company's Consolidated Financial Statements for the years ended December 31, 2005 and 2004, under the fair value recognition provisions of SFAS No. 123. All awards are accounted for in the Company's Consolidated Financial Statements for the year ended December 31, 2006, under the fair value recognition provisions of SFAS No. 123(R), *Share-Based Payment.*

Accounting Changes

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R). SFAS No. 123(R) replaces SFAS No. 123, and supersedes APB Opinion No. 25. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. The Company has adopted SFAS No. 123(R) using the modified prospective method effective January 1, 2006. Under the modified prospective method, companies record prospectively the compensation cost for new and modified awards, on or after the date of adoption, over the requisite service period of such awards. In addition, companies record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining requisite service period of such awards. The Company previously adopted SFAS No. 123 in 2003. Accordingly, the incremental effect of adoption of SFAS No. 123(R) was insignificant.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* FSP FAS 123(R)-3 provides an alternative transition method for establishing the beginning balance of the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R) (the "APIC Pool"). The Company has elected to adopt the alternative transition method provided in FSP FAS 123(R)-3 for establishing the beginning balance of the APIC Pool. This method consists of a computational component that establishes a beginning balance of the APIC Pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC Pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The impact on the APIC Pool of partially vested awards was insignificant.

In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. FIN 48 is effective with the Company's fiscal year beginning January 1, 2007. The Company expects that the financial impact, if any, of applying the provisions of FIN 48 to all tax positions will not be material upon the initial adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early application is encouraged, provided that the reporting entity has not yet issued financial statements for an interim period within that fiscal year. The Company estimates that the initial application of SFAS No. 157 will not be material.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* SFAS No. 158 amends SFAS No. 87, *Employers' Accounting for Pensions,* SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits,* SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions,* and SFAS No. 132(R), *Employers' Disclosure about Pensions and Other Postretirement Benefits.* SFAS No. 158 requires the recognition of the funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and the recognition of changes in the funded status through comprehensive income in the year in which such changes occur. The Company adopted the recognition provisions of SFAS No. 158 and initially applied them to the funded status of its defined benefit postretirement plans as of December 31, 2006. The initial recognition of the funded status of its defined benefit postretirement plans resulted in a decrease in Shareholders' Equity of $7.3 million, which was net of a tax benefit of $5.5 million. The Company accounts for its investment in its investee, Intermec, Inc. ("Intermec"), under the equity method of accounting on a three-month-delay basis. As of September 30, 2006, the date of Intermec's most recent publicly available financial statements, Intermec had not yet determined the impact of SFAS No. 158 on its financial statements. Accordingly, the Company cannot determine the impact that Intermec's adoption of SFAS No. 158 will ultimately have on the Company's financial statements. However, had Intermec been required to apply the provisions of SFAS No. 158 to the accounting for Intermec's defined benefit postretirement plans at December 31, 2005, the Company estimates it would have recognized a decrease of approximately $8 million to the Company's Shareholders' Equity for its share of the impact from Intermec's adoption of SFAS 158.

SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position, with

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

limited exceptions. The Company currently measures its funded status as of the date of the Company's fiscal year-end statement of financial position. Accordingly, the Company's adoption of the measurement provisions of SFAS No. 158 will have no impact on the Company. Intermec, however, does not measure its funded status as of the date of its year-end statement of financial position. The Company estimates that the impact of Intermec's adoption of the measurement provisions will not be material to the Company.

NOTE 3. INVESTMENTS OTHER THAN INVESTEE

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2006, were:

DOLLARS IN MILLIONS	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and Government Agencies and Authorities	$ 1,226.7	$ 9.1	$ (36.3)	$ 1,199.5
States, Municipalities and Political Subdivisions	1,358.5	50.3	(0.8)	1,408.0
Corporate Securities:				
Bonds and Notes	1,187.8	42.5	(12.3)	1,218.0
Redemptive Preferred Stocks	7.3	0.1	–	7.4
Investments in Fixed Maturities	$ 3,780.3	$ 102.0	$ (49.4)	$ 3,832.9

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2005, were:

DOLLARS IN MILLIONS	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and Government Agencies and Authorities	$ 1,370.8	$ 12.7	$ (32.3)	$ 1,351.2
States, Municipalities and Political Subdivisions	1,396.9	51.7	(1.1)	1,447.5
Corporate Securities:				
Bonds and Notes	1,213.0	72.5	(5.6)	1,279.9
Redemptive Preferred Stocks	8.0	0.1	(0.1)	8.0
Investments in Fixed Maturities	$ 3,988.7	$ 137.0	$ (39.1)	$ 4,086.6

The expected maturities of the Company's Investments in Fixed Maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2006, by contractual maturity, were:

DOLLARS IN MILLIONS	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	$ 104.8	$ 104.6
Due after One Year to Five Years	348.3	355.6
Due after Five Years to Fifteen Years	1,267.5	1,292.8
Due after Fifteen Years	1,843.7	1,868.8
Asset-Backed Securities Not Due at a Single Maturity Date	216.0	211.1
Investments in Fixed Maturities	$ 3,780.3	$ 3,832.9

NOTE 3. INVESTMENTS OTHER THAN INVESTEE [CONTINUED]

At December 31, 2006, gross unrealized gains and gross unrealized losses on the Company's Investments in Northrop Preferred Stock, Northrop Common Stock and Other Equity Securities were:

DOLLARS IN MILLIONS	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Northrop Preferred Stock	$ 177.5	$ 58.5	$ –	$ 236.0
Northrop Common Stock	$ 318.8	$ 181.5	$ –	$ 500.3
Other Equity Securities:				
Preferred Stocks	$ 56.3	$ 12.5	$ (0.1)	$ 68.7
Common Stocks	328.8	149.3	(1.9)	476.2
Other Equity Interests	22.7	1.7	–	24.4
Total Other Equity Securities	$ 407.8	$ 163.5	$ (2.0)	$ 569.3

At December 31, 2005, gross unrealized gains and gross unrealized losses on the Company's Investments in Northrop Preferred Stock, Northrop Common Stock and Other Equity Securities were:

DOLLARS IN MILLIONS	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Northrop Preferred Stock	$ 177.5	$ 48.2	$ –	$ 225.7
Northrop Common Stock	$ 330.7	$ 130.0	$ –	$ 460.7
Other Equity Securities:				
Preferred Stocks	$ 75.1	$ 7.9	$ (0.1)	$ 82.9
Common Stocks	227.7	105.4	(3.5)	329.6
Total Other Equity Securities	$ 302.8	$ 113.3	$ (3.6)	$ 412.5

An aging of unrealized losses on the Company's Investments in Fixed Maturities and Other Equity Securities at December 31, 2006, is presented below:

DOLLARS IN MILLIONS	LESS THAN 12 MONTHS FAIR VALUE	LESS THAN 12 MONTHS UNREALIZED LOSSES	12 MONTHS OR LONGER FAIR VALUE	12 MONTHS OR LONGER UNREALIZED LOSSES	TOTAL FAIR VALUE	TOTAL UNREALIZED LOSSES
Fixed Maturities:						
U.S. Government and Government Agencies and Authorities	$ 113.0	$ (0.6)	$ 965.1	$ (35.7)	$ 1,078.1	$ (36.3)
States, Municipalities and Political Subdivisions	50.5	(0.5)	8.8	(0.3)	59.3	(0.8)
Corporate Securities:						
Bonds and Notes	198.9	(3.3)	171.2	(9.0)	370.1	(12.3)
Redemptive Preferred Stocks	1.0	–	1.3	–	2.3	–
Total Fixed Maturities	363.4	(4.4)	1,146.4	(45.0)	1,509.8	(49.4)
Other Equity Securities:						
Preferred Stocks	4.6	(0.1)	2.9	–	7.5	(0.1)
Common Stocks	21.6	(1.7)	2.6	(0.2)	24.2	(1.9)
Total Other Equity Securities	26.2	(1.8)	5.5	(0.2)	31.7	(2.0)
Total	$ 389.6	$ (6.2)	$ 1,151.9	$ (45.2)	$ 1,541.5	$ (51.4)

NOTE 3. INVESTMENTS OTHER THAN INVESTEE [CONTINUED]

An aging of unrealized losses on the Company's Investments in Fixed Maturities and Other Equity Securities at December 31, 2005, is presented below:

DOLLARS IN MILLIONS	LESS THAN 12 MONTHS		12 MONTHS OR LONGER		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
Fixed Maturities:						
U.S. Government and Government Agencies and Authorities	$ 583.1	$ (10.8)	$ 636.1	$ (21.5)	$ 1,219.2	$ (32.3)
States, Municipalities and Political Subdivisions	98.7	(0.9)	6.3	(0.2)	105.0	(1.1)
Corporate Securities:						
Bonds and Notes	231.6	(5.3)	5.6	(0.3)	237.2	(5.6)
Redemptive Preferred Stocks	1.2	–	1.5	(0.1)	2.7	(0.1)
Total Fixed Maturities	914.6	(17.0)	649.5	(22.1)	1,564.1	(39.1)
Other Equity Securities:						
Preferred Stocks	2.4	–	5.4	(0.1)	7.8	(0.1)
Common Stocks	31.7	(2.9)	8.6	(0.6)	40.3	(3.5)
Total Other Equity Securities	34.1	(2.9)	14.0	(0.7)	48.1	(3.6)
Total	$ 948.7	$ (19.9)	$ 663.5	$ (22.8)	$ 1,612.2	$ (42.7)

Unrealized losses on fixed maturities were $49.4 million at December 31, 2006, of which $45.0 million related to fixed maturities that have continued in an unrealized loss position for more than 12 months. These fixed maturities are concentrated in U.S. Government and Government Agencies and Authorities and investment-grade corporate bonds and notes, which the Company fully expects to recover.

Unrealized losses on fixed maturities were $39.1 million at December 31, 2005, including $32.3 million concentrated in U.S. Government and Government Agencies and Authorities, which the Company fully expects to recover.

The Company regularly reviews its investment portfolio for factors that may indicate that a decline in fair value of an investment is other than temporary. Based on evaluations at December 31, 2006 and 2005, of the prospects of the issuers, including, but not limited to, the length of time and magnitude of the unrealized loss, and the credit ratings of the issuers of the investments in the above fixed maturities, and the Company's intentions to sell or ability to hold the investments, the Company concluded that the declines in the fair values of the Company's investments in fixed maturities at the respective evaluation dates are temporary.

For substantially all equity securities with an unrealized loss that has continued for more than 12 months, such unrealized loss was less than 10% of the Company's carrying value of each equity security, which the Company expects to recover. The Company considers various factors when considering if a decline in the fair value of an equity security is other than temporary including, but not limited to:

a) The length of time and magnitude of the unrealized loss;
b) The volatility of the investment;
c) Analyst recommendations and price targets;
d) Opinions of the Company's external investment managers;
e) Market liquidity; and
f) The Company's intentions to sell or ability to hold the investments.

Based on evaluations of these factors at December 31, 2006 and 2005, the Company concluded that the declines in the fair values of the Company's investments in equity securities at the respective evaluation dates are temporary.

The carrying values of the Company's Other Investments at December 31, 2006 and 2005, were:

DOLLARS IN MILLIONS	2006	2005
Loans to Policyholders	$ **188.3**	$ 181.6
Real Estate	**230.5**	198.9
Limited Partnerships and Limited Liability Companies	**169.3**	97.8
Other	**6.5**	6.1
Total	$ **594.6**	$ 484.4

NOTE 4. INVESTMENT IN INVESTEE

The Company's investment in the common stock of Intermec is accounted for under the equity method of accounting and reported as Investment in Investee in the Company's Consolidated Balance Sheets.

The carrying value, fair value and approximate voting percentage, based on the most recent publicly available data, for the Company's Investment in Investee at December 31, 2006 and 2005, were:

DOLLARS IN MILLIONS	2006	2005
Carrying Value	$ 92.7	$ 80.4
Fair Value	$ 307.2	$ 427.8
Approximate Voting Percentage	20.4%	20.2%

Equity in Net Income of Investee was $9.2 million, $5.3 million and $3.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Prior to the periods presented in the Consolidated Financial Statements, the Company determined that a decline in the fair value of its investment in Intermec was other than temporary under applicable accounting standards. Accordingly, the Company reduced the carrying value of its investment in Intermec to its then current estimated realizable value and allocated the reduction to the Company's proportionate share of Intermec's non-current assets. Accordingly, the Company's reported equity in the net income of Intermec differs from the Company's proportionate share of Intermec's reported results to the extent that such results include depreciation, amortization or other charges related to such non-current assets. During the first quarter of 2005, the Company estimated that Intermec had subsequently fully recognized in its financial statements the amortization, depreciation or write-downs of such non-current assets. Accordingly, for periods beginning after the first quarter of 2005, Equity in Net Income of Investee equals the Company's proportionate share of Intermec's results. The fair value of the Company's investment in Intermec subsequently recovered such that the fair value exceeded the carrying value of the Company's investment in Intermec by $214.5 million and $347.4 million at December 31, 2006 and 2005, respectively. In accordance with applicable accounting standards, such excess is not recorded in the Consolidated Financial Statements.

NOTE 5. CONSUMER FINANCE RECEIVABLES AND CERTIFICATES OF DEPOSITS

Consumer Finance Receivables consists primarily of loans, which are secured by automobiles, to residents of California and other western and midwestern states. Consumer Finance Receivables is stated net of unearned discount, loan fees and reserve for loan losses.

The components of Consumer Finance Receivables at December 31, 2006 and 2005, were:

DOLLARS IN MILLIONS	2006	2005
Sales Contracts and Loans Receivables	$ 1,331.3	$ 1,213.9
Unearned Discounts and Deferred Fees	(35.5)	(41.8)
Reserve for Loan Losses	(68.8)	(62.6)
Consumer Finance Receivables	$ 1,227.0	$ 1,109.5

An aging of Consumer Finance Receivables at December 31, 2006 and 2005, is presented below:

DOLLARS IN MILLIONS	DEC. 31, 2006 AMOUNT	DEC. 31, 2006 AS A PERCENTAGE OF GROSS CONSUMER FINANCE RECEIVABLES	DEC. 31, 2005 AMOUNT	DEC. 31, 2005 AS A PERCENTAGE OF GROSS CONSUMER FINANCE RECEIVABLES
Current	$ 782.7	60.4%	$ 746.1	63.7%
Past Due:				
Less than 30 Days	346.1	26.7	280.0	23.9
30 Days to 59 Days	111.6	8.6	97.4	8.3
60 Days to 89 Days	38.5	3.0	34.0	2.9
90 Days and Greater	16.9	1.3	14.6	1.2
Gross Consumer Finance Receivables	1,295.8	100.0%	1,172.1	100.0%
Reserve for Loan Losses	(68.8)		(62.6)	
Consumer Finance Receivables	$ 1,227.0		$ 1,109.5	

NOTE 5. CONSUMER FINANCE RECEIVABLES AND CERTIFICATES OF DEPOSITS [CONTINUED]

Activity in the Reserve for Loan Losses for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
Reserve for Loan Losses—At Beginning of Year	$ 62.6	$ 56.6	$ 51.8
Provision for Loan Losses	62.4	47.4	45.8
Net Charge-off:			
Consumer Finance Receivables Charged-off	(105.6)	(82.5)	(77.9)
Consumer Finance Receivables Recovered	49.4	41.1	36.9
Net Charge-off	(56.2)	(41.4)	(41.0)
Reserve for Loan Losses—At End of Year	$ 68.8	$ 62.6	$ 56.6

The weighted-average interest rates on Certificates of Deposits were 4.72% and 3.95% at December 31, 2006 and 2005, respectively. The range of interest rates on Certificates of Deposits was 2.10% to 5.85% at December 31, 2006 and 1.20% to 6.60% at December 31, 2005. Certificates of Deposits are generally fixed in maturity. The contractual maturities of Certificates of Deposits at December 31, 2006 and 2005, were:

DOLLARS IN MILLIONS	2006	2005
Due in One Year or Less	$ 479.5	$ 482.6
Due after One Year to Three Years	341.3	333.3
Due after Three Years to Five Years	326.5	242.4
Due after Five Years	15.4	16.0
Total Certificates of Deposits	$ 1,162.7	$ 1,074.3

NOTE 6. PROPERTY AND CASUALTY INSURANCE RESERVES

Property and Casualty Insurance Reserve activity for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
Property and Casualty Insurance Reserves, Net of Reinsurance and Indemnification—At Beginning of Year	$ 1,322.6	$ 1,281.8	$ 1,101.0
Incurred Losses and LAE related to:			
Current Year	1,355.9	1,398.3	1,351.0
Prior Years	(91.6)	(92.1)	(39.0)
Total Incurred Losses and LAE	1,264.3	1,306.2	1,312.0
Paid Losses and LAE related to:			
Current Year	784.0	778.8	726.0
Prior Years	508.2	486.6	405.2
Total Paid Losses and LAE	1,292.2	1,265.4	1,131.2
Property and Casualty Insurance Reserves, Net of Reinsurance and Indemnification—At End of Year	$ 1,294.7	$ 1,322.6	$ 1,281.8

Property and Casualty Insurance Reserves are estimated based on historical experience patterns and current economic trends. Actual loss experience and loss trends are likely to differ from these historical experience patterns and economic conditions. Loss experience and loss trends emerge over several years from the dates of loss inception. The Company monitors such emerging loss trends. Upon concluding, based on the data available, that an emerging loss trend will continue, the Company adjusts its property and casualty insurance reserves to recognize such trend. Changes in such estimates are included in the Consolidated Statement of Income in the period of change.

In 2006, the Company reduced its property and casualty insurance reserves by $91.6 million to record favorable development of losses and LAE from prior accident years. Personal lines insurance losses and LAE and commercial lines insurance losses and LAE developed favorably by

NOTE 6. PROPERTY AND CASUALTY INSURANCE RESERVES [CONTINUED]

$63.6 million and $28.0 million, respectively, in 2006. The reserve reductions were primarily due to the emergence of more favorable loss trends than expected for the 2005 and 2004 accident years, partially due to the improvements in the Company's claims handling procedures.

In 2005, the Company reduced its property and casualty insurance reserves by $92.1 million to record favorable development of losses and LAE from prior accident years. Personal lines insurance losses and LAE and commercial lines insurance losses and LAE developed favorably by $73.1 million and $19.0 million, respectively, in 2005. The reserve reductions were primarily due to the emergence of more favorable loss trends than expected for the 2004 and 2003 accident years, partially due to improvements in the Company's claims handling procedures.

In 2004, the Company reduced its property and casualty insurance reserves by $39.0 million to record favorable development of losses and LAE from prior accident years. Personal lines insurance losses and LAE and commercial lines insurance losses and LAE developed favorably by $29.7 million and $9.3 million, respectively, in 2004. The reserve reductions were primarily due to favorable development of the 2003 accident year.

The Company cannot predict whether or not losses and LAE will develop favorably or unfavorably from the amounts reported in the Company's consolidated financial statements. However, the Company believes that such development will not have a material effect on the Company's consolidated financial position, but could have a material effect on the Company's consolidated financial results for a given period.

Reinsurance recoverables on property and casualty insurance reserves were $137.9 million and $208.9 million at December 31, 2006 and 2005, respectively. These reinsurance recoverables are concentrated with several reinsurers, the vast majority of which are highly rated by one or more of the principal investor and/or insurance company rating agencies. While most of the reinsurance recoverables were unsecured at December 31, 2006 and 2005, the agreements with the reinsurers generally provide for some form of collateralization upon the occurrence of certain events. The largest reinsurance recoverable is from General Security National Insurance Company ("GSNIC"), a subsidiary of SCOR Reinsurance Company ("SCOR"). In 2002, the Company acquired two insurance companies from SCOR. Under the agreement governing the acquisition of these insurance companies, SCOR and/or GSNIC are responsible for all liabilities of these insurance companies incurred prior to the acquisition. Reinsurance Recoverables at December 31, 2006 and 2005, included $93.5 million and $131.8 million, respectively, from GSNIC.

NOTE 7. NOTES PAYABLE

Total debt outstanding at December 31, 2006 and 2005, was:

DOLLARS IN MILLIONS	2006	2005
Senior Notes at Amortized Cost:		
5.75% Senior Notes due July 1, 2007	$ **299.6**	$ 299.0
4.875% Senior Notes due November 1, 2010	**198.8**	198.5
Mortgage Note Payable at Amortized Cost	**6.1**	6.1
Total Debt Outstanding	$ **504.5**	$ 503.6

Interest Paid, including facility fees, for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
Notes Payable under Revolving Credit Agreements	$ **0.5**	$ 0.7	$ 0.5
Senior Notes:			
5.75% Senior Notes due July 1, 2007	**17.2**	17.2	17.2
4.875% Senior Notes due November 1, 2010	**9.8**	9.8	9.8
Mortgage Note Payable	**0.4**	0.4	0.2
Total Interest Paid	$ **27.9**	$ 28.1	$ 27.7

NOTE 7. NOTES PAYABLE [CONTINUED]

Interest Expense, including facility fees and accretion of discount, for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
Notes Payable under Revolving Credit Agreements	$ 0.5	$ 0.5	$ 0.4
Senior Notes:			
5.75% Senior Notes due July 1, 2007	18.0	17.9	17.9
4.875% Senior Notes due November 1, 2010	10.0	10.0	10.0
Mortgage Note Payable	0.4	0.4	0.2
Total Interest Expense	$ 28.9	$ 28.8	$ 28.5

On June 24, 2005, the Company entered into a five-year, $325 million, unsecured, revolving credit agreement, expiring June 30, 2010, with a group of financial institutions. The agreement provides for fixed and floating rate advances for periods up to one year at various interest rates. The agreement also contains various financial covenants, including limits on total debt to total capitalization and minimum risk-based capital ratios for the Company's largest insurance subsidiaries. The proceeds from advances under the revolving credit facility may be used for general corporate purposes. The new revolving credit agreement replaced the Company's former $360 million revolving credit agreement which would have expired on August 30, 2005, but was terminated as of June 24, 2005. The Company had no outstanding advances under its unsecured revolving credit agreements at December 31, 2006 and 2005. Undrawn letters of credit issued pursuant to the unsecured, revolving credit agreement were $13.1 million and $13.4 million at December 31, 2006 and 2005, respectively. Accordingly, the amounts available for future borrowing were $311.9 million and $311.6 million at December 31, 2006 and 2005, respectively.

The Company issued $200 million of its 4.875% senior notes due November 1, 2010 (the "4.875% Senior Notes") in 2003, at an effective yield of 5.04%. The 4.875% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices.

The Company issued $300 million of its 5.75% senior notes due July 1, 2007 (the "5.75% Senior Notes") in 2002, at an effective yield of 5.99%. The 5.75% Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices.

On June 23, 2004, the Company acquired certain investment real estate for $5.3 million in cash and the assumption of an existing mortgage note payable of $6.3 million.

NOTE 8. LEASES

The Company leases certain office space under non-cancelable operating leases, with initial terms typically ranging from 1 to 10 years, along with options that permit renewals for additional periods. The Company also leases certain equipment under non-cancelable operating leases, with initial terms typically ranging from 1 to 5 years. Minimum rent is expensed on a straight-line basis over the term of the lease.

Net rental expense for operating leases for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
Minimum Rental Expense	$ 29.6	$ 29.7	$ 25.2
Contingent Rental Expense	0.3	0.3	1.3
Less Sublease Rental Income	(0.1)	(0.1)	–
Net Rental Expense	$ 29.8	$ 29.9	$ 26.5

NOTE 8. LEASES [CONTINUED]

Future minimum lease payments under operating leases at December 31, 2006, were:

DOLLARS IN MILLIONS	OPERATING LEASES
2007	$ 27.6
2008	23.8
2009	19.9
2010	15.7
2011	12.4
2012 and Thereafter	35.4
Total Future Payments	$ 134.8

The total of minimum rentals to be received in the future under non-cancelable subleases was $1.6 million at December 31, 2006. Capital leases are not material.

NOTE 9. SHAREHOLDERS' EQUITY

The Company is authorized to issue 20 million shares of $0.10 par value preferred stock and 100 million shares of $0.10 par value common stock. No preferred shares were issued or outstanding at December 31, 2006 and 2005.

On August 4, 2004, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock of the Company, pursuant to a shareholder rights plan (the "2004 Rights").

The 2004 Rights have a term of 10 years and replaced rights issued in 1994 which had expired in accordance with their terms on August 3, 2004. The description and terms of the 2004 Rights are set forth in a rights agreement between the Company and Computershare Trust Company, N.A., as rights agent.

At December 31, 2006, there are approximately 6.5 million shares of the Company's outstanding common stock that can be repurchased under the outstanding repurchase authorization of the Company's Board of Directors. Common stock can be repurchased in open market or in privately negotiated transactions from time to time subject to market conditions and other factors. The Company repurchased and retired approximately 2.0 million shares of its common stock in open market transactions at an aggregate cost of $89.9 million in 2006. The Company repurchased and retired approximately 1.0 million shares of its common stock in open market transactions at an aggregate cost of $48.9 million in 2005. Common Stock, Paid-in Capital and Retained Earnings were reduced on a pro rata basis for the cost of the repurchased shares.

Various state insurance laws restrict the amount that an insurance subsidiary may pay in the form of dividends, loans or advances without the prior approval of regulatory authorities. Also, that portion of an insurance subsidiary's net equity which results from differences between statutory insurance accounting practices and GAAP would not be available for cash dividends, loans or advances. Unitrin's subsidiaries, Trinity Universal Insurance Company ("Trinity"), United Insurance Company of America ("United"), Union National Life Insurance Company ("Union National"), The Reliable Life Insurance Company ("Reliable"), Fireside Securities Corporation ("Fireside") and Southern States General Agency, paid dividends of $221.8 million in cash to the Unitrin Parent Company in 2006. In 2007, the Company's subsidiaries would be able to pay approximately $324 million in dividends to the Company without prior regulatory approval. Retained Earnings at December 31, 2006, also includes $55.6 million representing the undistributed earnings of investee.

The Company's insurance subsidiaries are required to file financial statements prepared on the basis of statutory insurance accounting practices which is a comprehensive basis of accounting other than GAAP. Statutory Capital and Surplus for the Company's Life and Health Insurance subsidiaries was approximately $320 million and was $338.9 million at December 31, 2006 and 2005, respectively. Statutory Capital and Surplus for the Company's Property and Casualty Insurance subsidiaries was approximately $1,180 million and was $1,153.0 million at December 31, 2006 and 2005, respectively. Statutory Net Income for the Company's Life and Health Insurance subsidiaries was income of approximately $84 million, was loss of $15.0 million and was income of $29 million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory Net Income for the Company's Property and Casualty Insurance subsidiaries was approximately $171 million, was $106.7 million and was $99 million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory Capital and Surplus and Statutory Net Income exclude the Company's Consumer Finance and Parent Company operations.

NOTE 10. LONG TERM EQUITY COMPENSATION PLANS

Unitrin has adopted a number of long-term equity-based compensation plans to attract, motivate and retain key employees and/or directors of the Company. The Company's stock option plans provide for the grant of stock options and stock settled stock appreciation rights ("SARs"). In addition, restricted stock and restricted stock units may be granted under the Company's 2005 Restricted Stock and Restricted Stock Unit Plan. Options outstanding and available for future grants under all of the Company's stock option plans at December 31, 2006, are:

	OPTIONS OUTSTANDING	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS AVAILABLE FOR FUTURE GRANTS
1995 Director Plan	**190,542**	**$ 42.15**	**144,000**
2002 Option Plan	**2,410,572**	**45.69**	**2,036,132**
1997 Option Plan	**2,357,189**	**45.34**	**–**
1990 Option Plan	**286,651**	**47.47**	**–**
Total Stock Option Plans	**5,244,954**	**$ 45.50**	**2,180,132**

The Company has four stock option plans, all of which have been approved by the Company's shareholders. Stock options to purchase the Company's common stock are granted at prices equal to the fair market value of the Company's common stock on the date of grant to both employees and directors. Employee options generally vest over a period of three and one-half years and expire ten years from the date of grant. The Compensation Committee of the Board of Directors, or the Board's authorized designee, has sole discretion to determine the persons to whom options are granted, the number of shares covered by such options and the exercise price, vesting and expiration dates of such options. Options are non-transferable and are exercisable in installments. Prior to 2003, only non-qualified stock options had been granted. However, beginning in 2003, options granted to employees were coupled with tandem stock appreciation rights ("Tandem SARs"), settled in Company stock.

Under the 1995 Director Plan, each new member of the Board of Directors who is not employed by the Company receives an initial option to purchase 4,000 shares of the Company's common stock immediately upon becoming a director. Thereafter, on the date of each of the Company's annual meetings of shareholders, each such eligible director automatically receives an annual grant of options to purchase 4,000 shares of common stock for so long as they remain eligible directors. Options granted under the 1995 Director Plan are exercisable one year from the date of grant at an exercise price equal to the fair market value of the Company's common stock on the date of grant and expire 10 years from the date of grant.

To encourage stock ownership, the Company's four stock option plans include provisions, subject to certain limitations beginning in 2006 as described below, to automatically grant restorative, or reload stock options ("Restorative Options"), to replace shares of previously owned Unitrin common stock that an exercising option holder surrenders, either actually or constructively, to satisfy the exercise price and/or tax withholding obligations relating to the exercise. Restorative Options are subject to the same terms and conditions as the original options, including the expiration date, except that the exercise price is equal to the fair market value of the Company's common stock on the date of grant and cannot be exercised until six months after the date of grant. The grant of a Restorative Option does not result in an increase in the total number of shares and options held by an employee but changes the mix of the two.

For original awards granted beginning in 2006 and Restorative Options granted thereunder, Restorative Options will be granted only if, on the date of exercise of the option giving rise to the Restorative Option, the market price of the Company's common stock exceeds such option's exercise price by 15%. Further, no Restorative Options will be granted if the option giving rise to the Restorative Option is set to expire within twelve months.

In addition, the Company has a restricted stock plan, which has been approved by the Company's shareholders. Under this plan, restricted stock and restricted stock units may be granted to all eligible employees. Recipients of restricted stock are entitled to full dividend and voting rights and all awards are subject to forfeiture until certain restrictions have lapsed. As of December 31, 2006, 132,400 shares of restricted stock having a weighted-average grant date fair value of $46.56 have been awarded, of which 2,025 shares were forfeited and 6,558 were tendered to satisfy tax withholding obligations. 876,183 common shares remain available for future grants under the Company's restricted stock plan.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each option on the date of grant. The expected terms of options are developed by considering the Company's historical share option exercise experience, demographic profiles, historical share retention practices of employees and assumptions about their propensity for early exercise in the future. Further, the Company aggregates individual awards into relatively homogenous groups that exhibit similar exercise behavior to obtain a more refined estimate of the expected term of options. Expected volatility is estimated using weekly historical volatility. The Company believes that historical volatility is currently the best estimate of expected volatility. The dividend yield is the annualized yield on Unitrin common stock on the date of grant for original grants made in 2006. For Restorative Options, the annualized yield on the Company's common stock for the month prior to the grant of the Restorative Option is used for restorative grants made in 2006. For all grants made in years prior to 2006, the dividend yield on Unitrin stock was a 5-year moving average. No assumption for any future

NOTE 10. LONG TERM EQUITY COMPENSATION PLANS [CONTINUED]

dividend rate change is included in the current expected dividend yield assumption. The risk free interest rate is the yield on the grant date of U.S. Treasury zero coupon issues with a maturity comparable to the expected term of the option. The assumptions used in the Black-Scholes pricing model for options granted during the years ended December 31, 2006, 2005 and 2004, were as follows:

	2006	2005	2004
RANGE OF VALUATION ASSUMPTIONS			
Expected Volatility	**18.79% – 23.60%**	19.31% – 24.26%	19.96% – 25.32%
Risk Free Interest Rate	**4.30% – 5.14%**	2.66% – 4.38%	1.05% – 4.62%
Expected Dividend Yield	**3.55% – 4.25%**	4.44% – 4.65%	4.64% – 4.66%
WEIGHTED-AVERAGE EXPECTED LIFE			
Employee Grants	**2–7 years**	1–7 years	1–7 years
Director Grants	**4–6 years**	8 years	8 years

Option and SAR activity for the year ended December 31, 2006, is presented below:

	SHARES SUBJECT TO OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED-AVERAGE REMAINING CONTACTUAL LIFE (IN YEARS)	AGGREGATE INTRINSIC VALUE ($ IN MILLIONS)
Outstanding at Beginning of the Year	**5,181,175**	**$ 42.61**		
Granted	**1,934,388**	**48.02**		
Exercised	**(1,791,806)**	**39.98**		
Forfeited or Expired	**(78,803)**	**43.27**		
Outstanding at December 31, 2006	**5,244,954**	**$ 45.50**	**5.53**	**$ 25.1**
Exercisable at December 31, 2006	**3,263,873**	**$ 44.66**	**4.70**	**$ 18.5**

The weighted-average grant-date fair values of options granted during 2006, 2005 and 2004 were $5.79, $4.95 and $4.92, respectively. Total intrinsic value of stock options exercised was $14.3 million, $27.2 million and $21.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Cash received from option exercises was $6.8 million, $15.7 million and $28.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Total tax benefits realized for tax deductions from option exercises were $5.2 million, $9.5 million and $7.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Activity related to nonvested restricted stock for the year ended December 31, 2006, is presented below:

	RESTRICTED SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE PER SHARE
Nonvested Balance at Beginning of the Year	**750**	**$ 47.06**
Granted	**131,650**	**46.56**
Vested	**(20,949)**	**47.86**
Forfeited	**(2,025)**	**47.56**
Nonvested Balance at December 31, 2006	**109,426**	**$ 46.29**

The total fair value of restricted stock that vested during the year ended December 31, 2006 was $0.9 million. Tax benefits for tax deductions realized from such vesting of restricted stock was $0.3 million.

For awards with a graded vesting schedule, the Company recognizes compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the awards as if each award were, in-substance, multiple awards. Compensation expense is recognized only for those awards expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations. Share-based compensation expense for all of the Company's long-term equity based compensation plans was $11.9 million, $11.9 million and $8.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. Total unamortized compensation expense related to nonvested awards of such plans at December 31, 2006 was $10.3 million, which is expected to be recognized over a weighted-average period of approximately 1.5 years.

NOTE 11. NET INCOME PER SHARE

Net Income Per Share and Net Income Per Share Assuming Dilution for the years ended December 31, 2006, 2005 and 2004, were:

DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE AMOUNTS	2006	2005	2004
Net Income	**$ 283.1**	$ 255.5	$ 240.2
Dilutive Effect on Net Income from Investee's Equivalent Shares	**(0.2)**	–	(0.1)
Net Income Assuming Dilution	**$ 282.9**	$ 255.5	$ 240.1
Weighted-Average Common Shares Outstanding	**67.9**	69.0	68.4
Dilutive Effect of Unitrin Stock Option Plans	**0.3**	0.5	0.5
Weighted-Average Common Shares and Equivalent Shares Outstanding Assuming Dilution	**68.2**	69.5	68.9
Net Income Per Share	**$ 4.17**	$ 3.70	$ 3.51
Net Income Per Share Assuming Dilution	**$ 4.15**	$ 3.67	$ 3.48

Options outstanding at December 31, 2006, 2005 and 2004, to purchase 1.2 million, 1.3 million and 0.2 million common shares, respectively, of Unitrin common stock were excluded from the computation of Net Income Per Share Assuming Dilution in 2006, 2005 and 2004, respectively, because the exercise price exceeded the average market price.

NOTE 12. OTHER COMPREHENSIVE INCOME

Other Comprehensive Income for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
Gross Unrealized Holding Gains (Losses) Arising During Year from:			
Fixed Maturities	**$ (44.7)**	$ (42.0)	$ 36.4
Northrop Preferred Stock	**10.3**	(8.6)	13.4
Northrop Common Stock	**57.1**	45.2	70.3
Other Equity Securities	**71.1**	25.0	41.9
Other	**(2.1)**	0.3	(0.5)
Gross Unrealized Holding Gains (Losses) Arising During Year	**91.7**	19.9	161.5
Income Tax Benefit (Expense)	**(32.1)**	(6.9)	(56.5)
Unrealized Holding Gains (Losses) Arising During Year, Net	**59.6**	13.0	105.0
Reclassification Adjustment for Gross (Gains) Losses Realized in Net Income:			
Fixed Maturities	**(0.6)**	1.4	(1.1)
Northrop Common Stock	**(5.6)**	(4.0)	(43.2)
Other Equity Securities	**(19.3)**	(14.9)	(32.3)
Reclassification Adjustment for Gross (Gains) Losses Realized in Net Income	**(25.5)**	(17.5)	(76.6)
Income Tax Expense (Benefit)	**9.0**	6.1	26.7
Reclassification Adjustment for (Gains) Losses Realized in Net Income, Net	**(16.5)**	(11.4)	(49.9)
Other Comprehensive Income	**$ 43.1**	$ 1.6	$ 55.1

Investment in Investee is accounted for under the equity method of accounting and, accordingly, unrealized changes in the fair value of Investment in Investee is excluded from the determination of Total Comprehensive Income and Other Comprehensive Income.

NOTE 13. INCOME FROM INVESTMENTS

Net Investment Income for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
Investment Income:			
Interest and Dividends on Fixed Maturities	**$ 210.6**	$ 209.0	$ 196.9
Dividends on Northrop Preferred Stock	**9.3**	12.4	12.4
Dividends on Northrop Common Stock	**8.6**	8.0	8.7
Dividends on Other Equity Securities	**12.4**	11.7	12.7
Short-term	**26.6**	13.3	5.2
Loans to Policyholders	**13.2**	12.7	12.4
Real Estate	**28.0**	25.3	24.8
Limited Partnerships and Limited Liability Companies	**18.9**	9.9	7.5
Other	**0.1**	0.2	0.1
Total Investment Income	**327.7**	302.5	280.7
Investment Expenses:			
Real Estate	**21.1**	19.2	18.3
Other Investment Expenses	**1.5**	1.2	1.2
Total Investment Expenses	**22.6**	20.4	19.5
Net Investment Income	**$ 305.1**	$ 282.1	$ 261.2

The components of Net Realized Investment Gains for the years ended December 31, 2006, 2005 and 2004, were:

DOLLARS IN MILLIONS	2006	2005	2004
Fixed Maturities:			
Gains on Dispositions	**$ 5.0**	$ 2.7	$ 1.8
Losses on Dispositions	**(4.4)**	(1.7)	(0.6)
Losses from Write-downs	**–**	(2.4)	(0.1)
Northrop Common Stock:			
Gains on Dispositions	**5.6**	4.0	43.2
Other Equity Securities:			
Gains on Dispositions	**23.2**	25.8	39.0
Losses on Dispositions	**(1.1)**	(3.0)	(0.9)
Losses from Write-downs	**(2.8)**	(7.9)	(5.8)
Real Estate:			
Gains on Dispositions	**0.9**	39.4	1.9
Losses from Write-downs	**(0.1)**	–	–
Other Investments:			
Gains on Dispositions	**0.6**	0.4	0.4
Losses on Dispositions	**(0.4)**	(0.4)	(0.4)
Net Realized Investment Gains	**$ 26.5**	$ 56.9	$ 78.5

Net Realized Investment Gains for the years ended December 31, 2006, 2005 and 2004, include pretax losses of $2.8 million, $10.3 million and $5.9 million, respectively, from other than temporary declines in the fair values of investments. The Company cannot anticipate when or if similar investment losses may occur in the future.

NOTE 14. INSURANCE EXPENSES

Insurance Expenses for the years ended December 31, 2006, 2005 and 2004, were:

Dollars in Millions	2006	2005	2004
Commissions	$ 423.9	$ 445.5	$ 447.0
General Expenses	335.5	337.7	347.0
Taxes, Licenses and Fees	49.3	50.1	50.0
Total Costs Incurred	808.7	833.3	844.0
Policy Acquisition Costs:			
Deferred	(351.1)	(370.8)	(363.3)
Amortized	342.6	355.0	343.3
Net Policy Acquisition Costs Deferred	(8.5)	(15.8)	(20.0)
Insurance Expenses	$ 800.2	$ 817.5	$ 824.0

NOTE 15. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the Company's Net Deferred Tax Liability at December 31, 2006 and 2005, were:

Dollars in Millions	2006	2005
Deferred Tax Assets:		
Insurance Reserves	$ 66.5	$ 68.9
Unearned Premium Reserves	53.4	56.1
Tax Capitalization of Policy Acquisition Costs	70.2	67.9
Reserve for Loan Losses	29.0	26.4
Payroll and Employee Benefit Accruals	22.1	17.3
Postretirement Benefits Other Than Pensions	17.3	25.9
Other	27.6	25.7
Total Deferred Tax Assets	286.1	288.2
Deferred Tax Liabilities:		
Deferred Policy Acquisition Costs	156.0	153.7
Fixed Maturities	20.7	35.9
Northrop Preferred Stock	80.5	76.9
Northrop Common Stock	171.4	157.4
Other Equity Securities	54.8	39.0
Investee (Intermec)	28.2	23.8
Real Estate	28.0	21.0
Pension	2.8	11.4
Other	21.3	19.3
Total Deferred Tax Liabilities	563.7	538.4
Net Deferred Tax Liability	$ 277.6	$ 250.2

NOTE 15. INCOME TAXES [CONTINUED]

Current and deferred tax amounts as presented in the Consolidated Balance Sheets at December 31, 2006 and 2005, were:

DOLLARS IN MILLIONS	2006	2005
Current Taxes:		
State Tax Asset Included in Other Assets	$ 1.2	$ 1.2
Accrued Federal Tax Liability	0.1	15.7
Net Accrued Tax Liability (Recoverable)	$ (1.1)	$ 14.5
Deferred Tax:		
Deferred State Tax Asset Included in Other Assets	$ 7.4	$ 6.9
Deferred Federal Tax Liability	285.0	257.1
Net Deferred Tax Liability	$ 277.6	$ 250.2

A deferred tax asset valuation allowance was not required as of December 31, 2006 and 2005. Income taxes paid were $125.4 million and $64.3 million in 2006 and 2005, respectively.

At December 31, 2004, the Company had not provided Federal income taxes on approximately $192 million of income earned prior to 1984 by certain of the Company's life insurance subsidiaries (the "Pre-1984 Undistributed Income"). Under tax laws applicable to years 2004 and prior, such income would not be subject to Federal income taxes under certain circumstances. Federal income taxes could have been incurred on such income if it had been distributed to shareholders or if other limitations were not met. The American Jobs Creation Act of 2004 ("AJCA") has effectively suspended the taxation of this income for years 2005 and 2006. Furthermore, the AJCA provided an opportunity for life insurance companies to make certain qualifying distributions in 2005 and 2006 to eliminate any or all of such income that would potentially be subject to tax in years after 2006. During 2005 and 2006, the Company's life insurance subsidiaries paid dividends to Unitrin, which eliminated the Pre-1984 Undistributed Income. There was no impact on income tax expense for the years ended December 31, 2005 and 2006, due to the suspension of taxation described above.

Comprehensive Income Tax Expense included in the Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
Income Tax Expense	$ 117.4	$ 82.7	$ 98.9
Equity in Net Income of Investee	5.1	2.9	2.0
Equity in Other Comprehensive Income (Loss) of Investee	(0.7)	0.1	0.6
Unrealized Appreciation on Securities	24.0	0.7	29.2
Tax Effects from Long-Term Equity Compensation included in Paid-in Capital	(3.0)	(8.0)	(6.7)
Other Tax Effects included in Paid-in Capital	(0.1)	(0.1)	(0.9)
Comprehensive Income Tax Expense	$ 142.7	$ 78.3	$ 123.1

NOTE 15. INCOME TAXES [CONTINUED]

The Company adopted the recognition provisions of SFAS No. 158 and initially applied them to the funded status of its defined benefit postretirement plans as of December 31, 2006. The initial recognition of the funded status of its defined benefit postretirement plans resulted in a decrease in Shareholders' Equity of $7.3 million, which was net of a tax benefit of $5.5 million. Comprehensive Income Tax Expense for the year ended December 31, 2006, excludes this tax benefit.

The components of Income Tax Expense for the years ended December 31, 2006, 2005 and 2004, were:

DOLLARS IN MILLIONS	2006	2005	2004
Current Tax Expense	$ 112.5	$ 71.0	$ 219.4
Deferred Tax Expense (Benefit)	4.9	11.7	(120.5)
Income Tax Expense	$ 117.4	$ 82.7	$ 98.9

A reconciliation of the Statutory Federal Income Tax Expense and Rate to the Company's Effective Income Tax Expense and Rate for the years ended December 31, 2006, 2005 and 2004, was:

	2006		2005		2004	
DOLLARS IN MILLIONS	AMOUNT	RATE	AMOUNT	RATE	AMOUNT	RATE
Statutory Federal Income Tax Expense and Rate	$ 137.0	35.0%	$ 116.5	35.0%	$ 117.4	35.0%
Tax Exempt Income and Dividends Received Deduction	(24.4)	(6.2)	(23.9)	(7.2)	(21.0)	(6.3)
State Income Taxes	4.4	1.1	3.9	1.2	3.7	1.1
Other, Net	0.4	0.1	(13.8)	(4.2)	(1.2)	(0.3)
Effective Income Tax Expense and Rate	$ 117.4	30.0%	$ 82.7	24.8%	$ 98.9	29.5%

For the years ended December 31, 2006, 2005 and 2004, all of the Company's subsidiaries are eligible to file a consolidated Federal income tax return with the Company.

The statute of limitations related to the consolidated Federal income tax return is closed for all tax years up to and including 2002. The expiration of the statute of limitations related to the various state income tax returns that the Company and subsidiaries file, varies by state. The Company has accrued a tax liability of $9.3 million for uncertain tax positions at December 31, 2006. If the statute of limitations for these tax returns expire without any adjustment to the tax returns, then $1.2 million of accrued tax liability would be released in 2007, $1.4 million in 2008, $6.5 million in 2009 and $0.2 million in years thereafter.

During 2005, a benefit of approximately $14 million was recorded primarily for Federal income tax adjustments related to the tax years ended December 31, 2002 and December 31, 2001. During the fourth quarter of 2005, the Company received notification from the Department of the Treasury that the Joint Committee on Taxation (the "JCT") had completed its review of the Internal Revenue Service's (the "IRS") report regarding these years and took no exception with the IRS report. Based on the notification from the JCT, the Company expects no further examination of these years by the IRS.

During 2004, an income tax benefit of $0.9 million was recorded for Federal income tax adjustments related to the tax year that ended on December 31, 2000. During 2004, the statute of limitations expired for the tax year that ended on December 31, 2000.

During 2004, Fireside, a subsidiary of Unitrin, received and paid a final assessment from the California Franchise Tax Board regarding its California franchise tax returns for 2000, 1999 and 1998. The impact of this assessment was not material to the Company's consolidated financial statements.

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors two qualified defined benefit pension plans (the "Pension Plans") covering most of its employees. Certain participation in one of the Pension Plans requires or required employee contributions of 3% of pay, as defined, per year. Benefits for the contributory plan are based on compensation during plan participation and the number of years of participation. Benefits for the non-contributory plan are based on years of service and final average pay, as defined. The Company funds the Pension Plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company sponsors several other postretirement employee benefit plans ("OPEB") that provide medical, dental and/or life insurance benefits to approximately 1,000 retired and 900 active employees ("the OPEB Plans"). The Company generally is self-insured for the benefits under the OPEB Plans. The medical plans generally provide for a limited number of years of medical insurance benefits at retirement based on the participant's attained age at retirement and number of years of service until specified dates and are generally contributory, with most contributions adjusted annually.

Changes in Fair Value of Plan Assets and Changes in Benefit Obligations (the Projected Benefit Obligation in the case of the Pension Plans and the Accumulated Benefit Obligation in the case of the OPEB Plans) for the years ended December 31, 2006 and 2005, were:

DOLLARS IN MILLIONS	PENSION PLANS 2006	PENSION PLANS 2005	OPEB PLANS 2006	OPEB PLANS 2005
Fair Value of Plan Assets at Beginning of Year	$ 323.2	$ 293.2	$ –	$ –
Actual Return on Plan Assets	32.4	12.6	–	–
Contributions by the Company	25.0	33.0	4.5	4.2
Contributions by Plan Participants	0.1	0.1	1.2	1.1
Benefits Paid	(17.0)	(15.7)	(5.7)	(5.3)
Fair Value of Plan Assets at End of Year	363.7	323.2	–	–
Benefit Obligations at Beginning of Year	351.6	309.6	47.5	54.1
Service Cost Benefits Earned During the Year	14.1	12.7	0.1	0.2
Interest Cost on Benefit Obligations	18.9	18.3	2.5	2.7
Contributions by Plan Participants	0.1	0.1	1.2	1.1
Benefits Paid	(17.0)	(15.7)	(5.7)	(5.3)
Actuarial (Gains) Losses	(12.0)	26.6	(0.7)	(5.3)
Benefit Obligations at End of Year	355.7	351.6	44.9	47.5
Funded Status—Plan Assets in Excess (Deficit) of Benefit Obligations	$ 8.0	$ (28.4)	$ (44.9)	$ (47.5)
Amounts not yet Recognized as a Component of Net Postretirement Benefit Cost:				
Recognized in Accumulated Other Comprehensive Income:				
Net Actuarial Gain (Loss)	$ (38.2)	$ –	$ 24.3	$ –
Prior Service Cost	1.1	–	–	–
Not Recognized in Accumulated Other Comprehensive Income:				
Net Actuarial Gain (Loss)	–	(61.8)	–	25.5
Prior Service Cost	–	1.2	–	–
Amounts not yet Recognized as a Component of Net Postretirement Benefit Cost	$ (37.1)	$ (60.6)	$ 24.3	$ 25.5

The Company adopted the recognition provisions of SFAS No. 158 and initially applied them to the funded status of its defined benefit postretirement plans as of December 31, 2006. The initial recognition of the funded status of its defined benefit postretirement plans resulted in a decrease in Shareholders' Equity of $7.3 million, which was net of a tax benefit of $5.5 million.

The Company estimates that Pension Expense for the year ended December 31, 2007, will include expense of $0.1 million resulting from the amortization of its related accumulated actuarial loss included in Accumulated Other Comprehensive Income at December 31, 2006.

The Company estimates that OPEB Expense for the year ended December 31, 2007, will include income of $1.7 million resulting from the amortization of its related accumulated actuarial gain included in Accumulated Other Comprehensive Income at December 31, 2006.

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

The incremental effect of applying SFAS No. 158 on individual lines of the Consolidated Balance Sheet at December 31, 2006, was:

DOLLARS IN MILLIONS	BEFORE APPLICATION OF SFAS NO. 158	INCREMENTAL EFFECT OF APPLYING SFAS NO. 158	AFTER APPLICATION OF SFAS NO. 158
Other Assets	$ 162.8	$ (37.1)	$ 125.7
Total Assets	9,358.5	(37.1)	9,321.4
Accrued and Deferred Income Taxes	290.6	(5.5)	285.1
Accrued Expenses and Other Liabilities	411.8	(24.3)	387.5
Total Liabilities	7,067.2	(29.8)	7,037.4
Accumulated Other Comprehensive Income	294.3	(7.3)	287.0
Total Shareholders' Equity	2,291.3	(7.3)	2,284.0
Total Liabilities and Shareholders' Equity	9,358.5	(37.1)	9,321.4

The measurement dates of the assets and liabilities of all plans presented above for 2006 and 2005 were December 31, 2006 and December 31, 2005, respectively.

Effective August 1, 2004, the Company made several changes to its Pension Plans and its defined contribution benefit plans to provide common benefits across its Career Agency Companies. The August 1, 2004 plan changes resulted in a reduction of the Projected Benefit Obligation for the Pension Plans and a related actuarial gain of $1.6 million, which is being amortized pursuant to the provisions of SFAS No. 87, *Employers' Accounting for Pensions*. The Company estimates that the August 1, 2004 plan changes initially decreased 2005 pension expense by $1.4 million, offset by an increase in the Company's defined contribution benefit plan expense of $1.8 million.

The assumed health care cost trend rate used in measuring the Accumulated Benefit Obligation for the OPEB Plans at December 31, 2006, was 8% in 2006, gradually declining to 5% in the year 2009 and remaining at that level thereafter for medical benefits and 10% in 2006, gradually declining to 5% in the year 2011 and remaining at that level thereafter for prescription drug benefits. The assumed health care cost trend rate used in measuring the Accumulated Benefit Obligation for the OPEB Plans at December 31, 2005, was 9% in 2005, gradually declining to 5% in the year 2010 and remaining at that level thereafter for medical benefits and 11% in 2005, gradually declining to 5% in the year 2011 and remaining at that level thereafter for prescription drug benefits.

A one-percentage point increase in the assumed health care cost trend rate for each year would increase the Accumulated Benefit Obligation for the OPEB Plans at December 31, 2006, by $3.2 million and 2006 OPEB expense by $0.2 million. A one-percentage point decrease in the assumed health care cost trend rate for each year would decrease the Accumulated Benefit Obligation for the OPEB Plans at December 31, 2006, by $2.8 million and 2006 OPEB expense by approximately $0.2 million.

The OPEB Plans were unfunded at December 31, 2006 and 2005. Weighted-average asset allocations for the Pension Plans at December 31, 2006 and 2005, by asset category were:

ASSET CATEGORY	2006	2005
Cash and Short-term	11%	15%
U.S. Government and Government Agencies and Authorities	21	28
Corporate Bonds and Notes	15	18
Equity Securities	41	31
Other Assets	12	8
Total	100%	100%

The investment objective of the Pension Plans is to produce current income and long-term capital growth through a combination of equity and fixed income investments which, together with appropriate employer contributions and any required employee contributions, is adequate to provide for the payment of the Pension Plans' benefit obligations. The assets of the Pension Plans may be invested in both fixed income and equity investments. Fixed income investments may include cash and short-term instruments, U.S. Government securities, corporate bonds, mortgages and other fixed income investments. Equity investments may include various types of stock, such as large cap, mid cap and small cap stocks and may also include investments in investment companies and Unitrin common stock (subject to Section 407 and other requirements of ERISA). The Pension Plans have not invested in Unitrin common stock.

The Pension Plans' Trust Investment Committee periodically reviews the performance of the Pension Plans' investments and asset allocation. The Pension Plans use several external investment managers, one of which is Fayez Sarofim & Co. ("FS&C"), to manage its equity investments. One of Unitrin's directors, Mr. Fayez Sarofim, is Chairman of the Board, President and the majority shareholder of FS&C, a registered

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

investment advisory firm (see Note 21, "Related Parties," to the Consolidated Financial Statements). Each manager is allowed to exercise investment discretion, subject to limitations, if any, established by the Pension Plans' Trust Investment Committee. All other investment decisions are made by the Company, subject to general guidelines as set by the Pension Plans' Trust Investment Committee.

The Company determines its Expected Long Term Rate of Return on Plan Assets based primarily on the Company's expectations of future returns for the Pension Plans' investments, based on target allocations of the Pension Plans' investments. Additionally, the Company considers historical returns on comparable fixed income investments and equity investments and adjusts its estimate as deemed appropriate.

The components of Pension Expense for the years ended December 31, 2006, 2005 and 2004, were:

DOLLARS IN MILLIONS	2006	2005	2004
Service Cost Benefits Earned During the Year	**$ 14.1**	$ 12.7	$ 12.9
Interest Cost on Projected Benefit Obligation	**18.9**	18.3	17.6
Expected Return on Plan Assets	**(22.7)**	(20.5)	(20.5)
Net Amortization and Deferral	**1.8**	(0.1)	(0.1)
Total Pension Expense	**$ 12.1**	$ 10.4	$ 9.9

The components of OPEB Expense for the years ended December 31, 2006, 2005 and 2004, were:

DOLLARS IN MILLIONS	2006	2005	2004
Service Cost Benefits Earned During the Year	**$ 0.1**	$ 0.2	$ 0.2
Interest Cost on Accumulated Benefit Obligation	**2.5**	2.7	3.7
Net Amortization and Deferral	**(1.9)**	(1.8)	(0.9)
Total OPEB Expense	**$ 0.7**	$ 1.1	$ 3.0

OPEB Expense for the year ended December 31, 2005, decreased by $1.9 million, compared with the same period in 2004, due primarily to the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and the amortization of the resultant actuarial gain. The actuarial assumptions used to develop the components of both Pension Expense and OPEB Expense for the years ended December 31, 2006, 2005 and 2004, were:

	2006	2005	2004
Discount Rate	**5.50%**	6.00%	6.25%
Rate of Increase in Future Compensation Levels	**4.10**	4.06	4.07
Expected Long Term Rate of Return on Plan Assets	**7.00**	7.00	7.00

The actuarial assumptions used to develop the components of both Pension Projected Benefit Obligation and OPEB Accumulated Benefit Obligation at December 31, 2006 and 2005, were:

	2006	2005
Discount Rate	**5.75%**	5.50%
Rate of Increase in Future Compensation Levels	**4.10**	4.06

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

The Company does not expect to be required to contribute to its Pension Plans in 2007, but could make a voluntary contribution pursuant to the maximum funding limits under ERISA. The Company expects to contribute $5.1 million to its OPEB Plans to fund benefit payments in 2007.

The following benefit payments (net of participant contributions), which reflect expected future service, as appropriate, are expected to be paid:

DOLLARS IN MILLIONS	YEARS ENDING DECEMBER 31, 2007	2008	2009	2010	2011	2012–2016
Pension Benefits	$ 16.2	$ 16.8	$ 17.6	$ 18.4	$ 19.2	$ 115.6
OPEB Benefits:						
Excluding Modernization Act Subsidy	$ 5.1	$ 5.0	$ 5.0	$ 4.8	$ 4.8	$ 22.0
Expected Modernization Act Subsidy	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(2.0)
OPEB Benefits	$ 4.7	$ 4.6	$ 4.6	$ 4.4	$ 4.4	$ 20.0

The Company also sponsors several defined contribution benefit plans covering most of its employees. The Company made contributions to those plans of $7.2 million, $6.9 million and $6.0 million in 2006, 2005 and 2004, respectively. Under these plans, the participants have several investment alternatives, including the Company's stock and the Dreyfus Appreciation Fund. FS&C is a sub-investment advisor of the Dreyfus Appreciation Fund. One of Unitrin's directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of FS&C (see Note 21, "Related Parties," to the Consolidated Financial Statements). Participants invested $26.1 million, or 9.7%, of the total investments in the defined contribution benefit plans in the Company's stock and $27.0 million, or 10.0%, of the total investments in the defined contribution benefit plans in the Dreyfus Appreciation Fund at December 31, 2006.

NOTE 17. BUSINESS SEGMENTS

The Company is engaged, through its subsidiaries, in the property and casualty insurance, life and health insurance and consumer finance businesses. The Company conducts its operations through six operating segments: Kemper Auto and Home, Unitrin Specialty, Unitrin Direct, Unitrin Business Insurance, Life and Health Insurance and Consumer Finance.

The Kemper Auto and Home segment provides preferred and standard risk personal automobile and homeowners insurance through independent agents.

The Unitrin Specialty segment provides automobile insurance to individuals and businesses in the non-standard and specialty market through independent agents. The non-standard automobile insurance market consists of individuals and companies that have difficulty obtaining standard or preferred risk insurance, usually because of their driving records.

Unitrin Direct markets personal automobile insurance through direct mail, television and the Internet through Web insurance portals, click-thrus and its own Web site.

The Unitrin Business Insurance segment provides commercial automobile, general liability, commercial fire, commercial multi-peril and workers' compensation insurance. Its products are designed and priced for those businesses that have demonstrated favorable risk characteristics and loss histories and are sold by independent agents.

The Life and Health Insurance segment provides individual life, accident, health and hospitalization insurance. The Company's Life and Health Insurance employee-agents also market property insurance products under common management.

The Consumer Finance segment makes consumer loans primarily for the purchase of pre-owned automobiles and offers certificates of deposits.

The Company's premium and consumer finance revenues are derived in the United States. The accounting policies of the segments are the same as those described in Note 2, "Summary of Accounting Policies," to the Consolidated Financial Statements. Capital expenditures for long-lived assets by operating segment are immaterial.

In 2004, the Company and Kemper Insurance Companies ("KIC") agreed to settle and extinguish certain liabilities and obligations arising from the Company's acquisition of certain businesses from KIC (the "KIC Settlement"). The Company recorded a consolidated charge of $14.9 million before tax, including a performance bonus of $18.4 million partially offset by certain service fee adjustments, in connection with the KIC Settlement. The performance bonus is included in Insurance

NOTE 17. BUSINESS SEGMENTS [CONTINUED]

Expenses and the service fee adjustments are included in Other Income in the Consolidated Statements of Income. For management reporting purposes, the Company does not allocate the performance bonus to the Kemper Auto and Home segment, and accordingly, such expense is included in Other Expense, Net. The net impact of the KIC Settlement included in the Kemper Auto and Home segment in 2004 was a gain of $3.5 million before tax. The Company also does not allocate insurance reserves from its 2002 acquisition of certain insurance companies from SCOR (see Note 6, "Property and Casualty Insurance Reserves," to the Consolidated Financial Statements). It is also the Company's management practice to allocate certain corporate expenses to its operating units. The Company considers the management of certain investments, including Northrop preferred and common stock, Baker Hughes common stock and Intermec common stock, to be a corporate responsibility. Accordingly, the Company does not allocate dividend income from these investments to its operating segments. The Company does not allocate Net Realized Investment Gains to its operating segments.

The Company changed how it allocated certain assets to its property and casualty insurance segments in 2006. Segment assets for 2005 have been restated to apply the new allocation. Segment Assets at December 31, 2006 and 2005, were:

DOLLARS IN MILLIONS

SEGMENT ASSETS	2006	2005
Kemper Auto and Home	**$ 1,442.1**	$ 1,424.7
Unitrin Specialty	**665.0**	657.6
Unitrin Direct	**238.5**	320.2
Unitrin Business Insurance	**753.6**	703.1
Life and Health Insurance	**3,831.9**	3,824.0
Consumer Finance	**1,366.4**	1,271.6
Corporate and Other, Net	**1,023.9**	997.1
Total Assets	**$ 9,321.4**	$ 9,198.3

Amortization of Deferred Policy Acquisition Costs by Operating Segment for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS

	2006	2005	2004
Kemper Auto and Home	**$ 165.4**	$ 168.7	$ 155.7
Unitrin Specialty	**60.9**	66.6	72.8
Unitrin Direct	**10.4**	9.0	6.7
Unitrin Business Insurance	**34.4**	32.1	34.6
Life and Health Insurance	**71.5**	78.6	73.5
Total Amortization	**$ 342.6**	$ 355.0	$ 343.3

Note 17. Business Segments [Continued]

Segment Revenues for the years ended December 31, 2006, 2005 and 2004, were:

Dollars in Millions	2006	2005	2004
Revenues			
Kemper Auto and Home:			
Earned Premiums	**$ 944.6**	$ 945.7	$ 945.8
Net Investment Income	**49.1**	48.1	39.6
Other Income	**0.4**	0.6	7.0
Total Kemper Auto and Home	**994.1**	994.4	992.4
Unitrin Specialty:			
Earned Premiums	**444.4**	453.2	486.8
Net Investment Income	**21.8**	20.6	18.0
Total Unitrin Specialty	**466.2**	473.8	504.8
Unitrin Direct:			
Earned Premiums	**225.9**	221.3	188.6
Net Investment Income	**9.0**	8.6	6.9
Other Income	**0.4**	0.2	–
Total Unitrin Direct	**235.3**	230.1	195.5
Unitrin Business Insurance:			
Earned Premiums	**188.2**	190.6	196.0
Net Investment Income	**28.2**	28.2	25.7
Other Income	**1.9**	–	–
Total Unitrin Business Insurance	**218.3**	218.8	221.7
Life and Health Insurance:			
Earned Premiums	**675.6**	667.5	668.0
Net Investment Income	**178.3**	157.1	150.0
Other Income	**11.2**	6.2	3.6
Total Life and Health Insurance	**865.1**	830.8	821.6
Consumer Finance	**248.9**	221.3	202.8
Total Segment Revenues	**3,027.9**	2,969.2	2,938.8
Unallocated Dividend Income	**18.2**	20.9	21.9
Net Realized Investment Gains	**26.5**	56.9	78.5
Other	**2.9**	1.1	1.6
Total Revenues	**$ 3,075.5**	$ 3,048.1	$ 3,040.8

NOTE 17. BUSINESS SEGMENTS [CONTINUED]

Segment Operating Profit for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
SEGMENT OPERATING PROFIT (LOSS)			
Kemper Auto and Home	$ 132.1	$ 79.4	$ 76.5
Unitrin Specialty	38.6	42.7	44.8
Unitrin Direct	(10.1)	1.5	(5.1)
Unitrin Business Insurance	15.5	16.3	19.1
Life and Health Insurance	152.4	91.7	97.3
Consumer Finance	44.8	52.9	47.1
Total Segment Operating Profit	373.3	284.5	279.7
Unallocated Dividend Income	18.2	20.9	21.9
Net Realized Investment Gains	26.5	56.9	78.5
Other Expense, Net	(26.7)	(29.4)	(44.6)
Income before Income Taxes and Equity in Net Income of Investee	$ 391.3	$ 332.9	$ 335.5

Segment Net Income for the years ended December 31, 2006, 2005 and 2004, was:

DOLLARS IN MILLIONS	2006	2005	2004
SEGMENT NET INCOME (LOSS)			
Kemper Auto and Home	$ 94.5	$ 60.0	$ 56.2
Unitrin Specialty	29.0	31.3	31.9
Unitrin Direct	(4.9)	2.6	(1.6)
Unitrin Business Insurance	15.1	15.6	17.5
Life and Health Insurance	99.5	60.0	63.0
Consumer Finance	26.1	30.8	27.4
Total Segment Net Income	259.3	200.3	194.4
Net Income (Loss) From:			
Unallocated Dividend Income	16.0	18.4	19.3
Net Realized Investment Gains	17.2	37.0	51.0
Other Expense, Net	(18.6)	(5.5)	(28.1)
Income before Equity in Net Income of Investee	273.9	250.2	236.6
Equity in Net Income of Investee	9.2	5.3	3.6
Net Income	$ 283.1	$ 255.5	$ 240.2

NOTE 17. BUSINESS SEGMENTS [CONTINUED]

Earned Premiums by product line for the years ended December 31, 2006, 2005 and 2004, were:

DOLLARS IN MILLIONS	2006	2005	2004
EARNED PREMIUMS			
Life	**$ 400.7**	$ 401.3	$ 401.7
Accident and Health	**158.3**	160.5	161.3
Property and Casualty:			
Personal Lines:			
Automobile	**1,163.6**	1,176.4	1,201.4
Homeowners	**401.3**	380.9	369.4
Other Personal	**48.3**	47.3	45.5
Total Personal Lines	**1,613.2**	1,604.6	1,616.3
Commercial Lines:			
Automobile	**176.9**	183.9	176.6
Property and Liability	**84.9**	83.7	84.2
Workers' Compensation	**20.4**	21.6	21.6
Commercial Reinsurance Program	**24.3**	22.7	23.5
Total Commercial Lines	**306.5**	311.9	305.9
Total Earned Premiums	**$ 2,478.7**	$ 2,478.3	$ 2,485.2

NOTE 18. CATASTROPHE REINSURANCE

Total catastrophe losses and LAE (including development), net of reinsurance recoveries, were $59.8 million, $94.5 million and $35.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Catastrophes and storms are inherent risks of the property and casualty insurance business. These catastrophic events and natural disasters include hurricanes, tornadoes, earthquakes, hailstorms, wildfires, high winds and winter storms. Such events result in insured losses that are, and will continue to be, a material factor in the results of operations and financial position of the Company's property and casualty insurance companies. Further, because the level of these insured losses occurring in any one year cannot be accurately predicted, these losses may contribute to material year-to-year fluctuations in the results of the operations and financial position of these companies. Specific types of catastrophic events are more likely to occur at certain times within the year than others. This factor adds an element of seasonality to property and casualty insurance claims. The Company has adopted the industry-wide catastrophe classifications of storms and other events promulgated by Insurance Services Office, Inc. ("ISO") to track and report losses related to catastrophes. ISO classifies a disaster as a catastrophe when the event causes $25.0 million or more in direct losses to property and affects a significant number of policyholders and insurers. ISO-classified catastrophes are assigned a unique serial number recognized throughout the insurance industry. The segment discussions that follow utilize ISO's definition of catastrophes.

The Company manages its exposure to catastrophes and other natural disasters through a combination of geographical diversification and reinsurance. The Company maintains three separate catastrophe reinsurance programs for its property and casualty insurance businesses. Coverage for each reinsurance program is provided in three layers. The annual program covering the Kemper Auto and Home segment provides, effective July 1, 2006, the following reinsurance coverage:

KEMPER AUTO AND HOME RANGE OF CATASTROPHE LOSSES AND LAE	PERCENTAGE REINSURED
Less than or equal to $40 million	0%
Greater than $40 million, but less than or equal to $70 million	65%
Greater than $70 million, but less than or equal to $150 million	88%
Greater than $150 million, but less than or equal to $250 million	80%

NOTE 18. CATASTROPHE REINSURANCE [CONTINUED]

Kemper Auto and Home's current annual program is substantially different from its prior annual program, effective from July 1, 2005 to June 30, 2006, which provided reinsurance coverage of 100% of reinsured catastrophe losses of $160 million above retention of $20 million. The aggregate annual premium, excluding reinstatement premium, for Kemper Auto and Home's current annual program is $19.5 million, compared to an annual cost of $11.1 million, excluding reinstatement premium, for its prior annual program.

The annual program covering the Company's Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments provides, effective January 1, 2006, reinsurance coverage of 100% of reinsured catastrophe losses of $36 million above retention of $4 million. In 2005, the annual program covering these segments also provided reinsurance coverage of 100% of reinsured catastrophe losses of $36 million above retention of $4 million. The aggregate annual premium, excluding reinstatement premium, for the 2006 annual program covering these segments is $1.9 million, compared to an annual cost of $1.8 million, excluding reinstatement premium, for the 2005 annual program.

The annual program covering the property insurance operations of the Company's Life and Health Insurance segment provides, effective January 1, 2006, reinsurance coverage of 100% of reinsured catastrophe losses of $90 million above retention of $10 million. In 2005, the annual program covering this segment provided reinsurance coverage of 100% of reinsured catastrophe losses of $52 million above retention of $8 million. The aggregate annual premium, excluding reinstatement premium, for the 2006 annual program covering this segment is $5.8 million, compared to an annual cost of $2.7 million, excluding reinstatement premium, for the 2005 annual program.

In addition, in the event that the Company's incurred catastrophe losses and LAE covered by any of its three catastrophe reinsurance programs exceed the retention for that particular program, each of the programs requires one reinstatement of such coverage. In such an instance, the Company is required to pay a reinstatement premium to the reinsurers to reinstate the full amount of reinsurance available under such program. The reinstatement premium is a percentage of the original premium based on the ratio of the losses exceeding the Company's retention to the reinsurers' coverage limit. In addition to these programs, the Kemper Auto and Home segment and the Life and Health Insurance segment purchase reinsurance from the Florida Hurricane Catastrophe Fund (the "FHCF") for hurricane losses in the state of Florida at retentions lower than those described above.

Catastrophe reinsurance premiums for the Company's reinsurance programs and the FHCF reduced earned premiums for the years ended December 31, 2006, 2005 and 2004, by the following:

DOLLARS IN MILLIONS	2006	2005	2004
Kemper Auto and Home:			
Ceded Reinsurance Premiums for Initial Catastrophe Coverage	$ 15.4	$ 10.8	$ 9.5
Ceded Reinsurance Premiums to Reinstate Catastrophe Coverage	0.3	3.1	–
Total Ceded Catastrophe Reinsurance Premiums	15.7	13.9	9.5
Unitrin Specialty:			
Ceded Reinsurance Premiums for Initial Catastrophe Coverage	0.2	0.2	0.2
Ceded Reinsurance Premiums to Reinstate Catastrophe Coverage	–	–	–
Total Ceded Catastrophe Reinsurance Premiums	0.2	0.2	0.2
Unitrin Direct:			
Ceded Reinsurance Premiums for Initial Catastrophe Coverage	0.5	0.4	0.4
Ceded Reinsurance Premiums to Reinstate Catastrophe Coverage	–	–	–
Total Ceded Catastrophe Reinsurance Premiums	0.5	0.4	0.4
Unitrin Business Insurance:			
Ceded Reinsurance Premiums for Initial Catastrophe Coverage	1.2	1.2	1.4
Ceded Reinsurance Premiums to Reinstate Catastrophe Coverage	–	0.1	–
Total Ceded Catastrophe Reinsurance Premiums	1.2	1.3	1.4
Life and Health Insurance:			
Ceded Reinsurance Premiums for Initial Catastrophe Coverage	5.9	2.8	2.8
Ceded Reinsurance Premiums to Reinstate Catastrophe Coverage	0.2	2.4	–
Total Ceded Catastrophe Reinsurance Premiums	6.1	5.2	2.8
Total Ceded Catastrophe Reinsurance Premiums	$ 23.7	$ 21.0	$ 14.3

NOTE 18. CATASTROPHE REINSURANCE [CONTINUED]

The Company was required to reinstate catastrophe reinsurance coverage in 2005 following Hurricanes Katrina and Rita (see discussion below). Reinsured losses from Hurricane Katrina were higher than initially anticipated in 2005. Accordingly, the Company was required to reinstate additional catastrophe reinsurance coverage and recorded additional reinstatement premiums in 2006.

Total catastrophe losses and LAE (including development), net of reinsurance recoveries, were $59.8 million, $94.5 million and $35.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Three major hurricanes that significantly impacted the Company (Katrina, Rita and Wilma) made landfall in the United States in 2005. A summary of the Company's losses and LAE, net of reinsurance recoveries, from Hurricanes Katrina, Rita and Wilma initially recorded in the Company's Consolidated Statement of Income for the year ended December 31, 2005, by business segment were:

DOLLARS IN MILLIONS	KATRINA	RITA	WILMA	TOTAL
Kemper Auto and Home	$ 20.2	$ 20.0	$ 2.7	$ 42.9
Unitrin Specialty	2.1	0.3	–	2.4
Unitrin Direct	0.1	–	2.1	2.2
Unitrin Business Insurance	1.9	3.7	–	5.6
Life and Health Insurance	8.4	8.0	1.1	17.5
Total Loss and LAE, Net of Reinsurance	$ 32.7	$ 32.0	$ 5.9	$ 70.6

The Company's losses and LAE from Hurricane Katrina included $0.6 million of losses and LAE in Florida. These losses in Florida occurred too early to be aggregated with losses and LAE in the other Gulf states under the Company's reinsurance programs. The Life and Health Insurance segment's estimated losses and LAE from Hurricane Wilma for the year ended December 31, 2005, are net of recoveries of $2.6 million from the FHCF. The Kemper Auto and Home segment's estimated losses and LAE from Hurricane Wilma for the year ended December 31, 2005, are net of recoveries of $1.5 million from the FHCF.

During 2006, the Company recognized adverse development of $5.0 million, net of reinsurance recoveries, due primarily to increases in the Company's estimates of both direct losses and indirect residual market losses for these hurricanes. During the first quarter of 2006, the Company significantly increased its estimate of losses and LAE, before reinsurance recoveries, for Hurricane Katrina due primarily to an $11.5 million increase in the estimate of assessed indirect losses from the Mississippi Windstorm Underwriting Association residual market. In the second quarter of 2006, the Company increased its estimate of losses and LAE, before reinsurance recoveries, for Hurricane Katrina due primarily to a $3.9 million increase in the Company's estimate of direct losses in its Life and Health Insurance segment. In addition, the Company significantly increased its estimate of losses and LAE, before reinsurance recoveries, in 2006 for Hurricane Rita due primarily to an increase in the estimate of direct losses in the Company's Life and Health Insurance segment. The increase in the Company's estimate of losses and LAE from Hurricane Rita was offset entirely by reinsurance recoveries and, accordingly, had no impact on the Company's reported losses and LAE, net of reinsurance, or on net income for the year ended December 31, 2006.

The Company's estimates for Hurricanes Katrina, Rita and Wilma include estimates for both direct losses and LAE and indirect losses from residual market assessments. The process of estimating and establishing reserves for catastrophe losses is inherently uncertain and the actual ultimate cost of a claim, net of actual reinsurance recoveries, may vary materially from the estimated amount reserved. The Company's estimates of direct catastrophe losses are generally based on inspections by claims adjusters and historical loss development experience for areas that have not been inspected or for claims that have not yet been reported. The Company's estimates of direct catastrophe losses are based on the coverages provided by its insurance policies. The Company's homeowners insurance policies do not provide coverage for losses caused by floods, but generally provide coverage for physical damage caused by wind or wind-driven rain. Accordingly, the Company's estimates of direct losses for homeowners insurance do not include losses caused by flood. Depending on the policy, automobile insurance may provide coverage for losses caused by flood. Estimates of the number of and severity of claims ultimately reported are influenced by many variables including, but not limited to, repair or reconstruction costs and determination of cause of loss, that are difficult to quantify and will influence the final amount of claim settlements. All these factors, coupled with the impact of the availability of labor and material on costs, require significant judgment in the reserve setting process.

NOTE 18. CATASTROPHE REINSURANCE [CONTINUED]

A change in any one or more of these factors is likely to result in an ultimate net claim cost different from the estimated reserve. The Company's estimates of indirect losses from residual market assessments are based on a variety of factors including, but not limited to, actual or estimated assessments provided by or received from the assessing entity, insurance industry estimates of losses, and estimates of the Company's market share in the assessable states. Actual assessments may differ materially from these estimated amounts.

The Company currently estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, its Life and Health Insurance segment's incurred losses and LAE, before reinsurance recoveries, exceeds the aggregate of its initial retention of $8 million and reinsurance coverage of $52 million by $4.4 million. The excess was recognized as adverse development for the year ended December 31, 2006. The process of estimating and establishing reserves for both direct losses and LAE and indirect residual market losses is inherently uncertain and the actual ultimate cost of losses and LAE, before reinsurance recoveries, may vary from the estimated amount reserved. Any further development of direct and indirect losses and LAE from Hurricane Katrina in the Life and Health Insurance segment would have an impact on net income.

The Company currently estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, its Life and Health Insurance subsidiaries, together with Capitol County Mutual Fire Insurance Company ("Capitol") (see Note 19, "Other Reinsurance," to the Consolidated Financial Statements), incurred losses and LAE of $52.3 million, before reinsurance recoveries, or $44.3 million of losses and LAE in excess of its retention of $8 million.

The Company currently estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, its Kemper Auto and Home segment incurred losses and LAE of $43.4 million, before reinsurance recoveries, or $23.4 million of losses and LAE in excess of its retention of $20 million.

The Company currently estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, its Kemper Auto and Home segment incurred losses and LAE of $19.4 million, or $0.6 million below its initial retention of $20 million.

The Company currently estimates that, as a result of Hurricane Katrina's landfall in Louisiana, Mississippi and Alabama, the Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments together incurred losses and LAE of $4.8 million, before reinsurance recoveries, or $0.8 million of losses and LAE in excess of their retention of $4 million.

The Company currently estimates that, as a result of Hurricane Rita's landfall in Texas and Louisiana, the Unitrin Direct, Unitrin Specialty and Unitrin Business Insurance segments together incurred losses and LAE of $4.5 million, before reinsurance recoveries, or $0.5 million of losses and LAE in excess of their retention of $4 million.

During 2004, four hurricanes (Charley, Frances, Ivan and Jeanne) made landfall in several states along the Gulf Coast and the eastern United States. All four hurricanes made landfall in the state of Florida, the first time in over 100 years that four hurricanes have made landfall in the same state in the same hurricane season. A summary of the Company's estimated catastrophe losses and LAE before tax from these hurricanes, net of estimated recoveries from the FHCF, in 2004, follows:

DOLLARS IN MILLIONS	CHARLEY	FRANCES	IVAN	JEANNE	TOTAL
Kemper Auto and Home	$ 3.0	$ 3.8	$ 4.1	$ 1.6	$ 12.5
Unitrin Specialty	–	–	–	–	–
Unitrin Direct	0.6	0.4	0.4	0.3	1.7
Unitrin Business Insurance	–	–	0.1	–	0.1
Life and Health Insurance	1.2	1.3	2.1	1.9	6.5
Total Loss and LAE, Net of Reinsurance	$ 4.8	$ 5.5	$ 6.7	$ 3.8	$ 20.8

The Life and Health Insurance segment's estimated losses and LAE for the year ended December 31, 2004, are net of recoveries of $2.4 million from the FHCF. The Kemper Auto and Home segment's estimated losses and LAE for the year ended December 31, 2004, are net of recoveries of $1.2 million from the FHCF.

NOTE 19. OTHER REINSURANCE

In addition to the reinsurance programs described in Note 18, "Catastrophe Reinsurance," to the Consolidated Financial Statements, the Company's insurance subsidiaries utilize other reinsurance arrangements to limit their maximum loss, provide greater diversification of risk and to minimize exposures on larger risks. The ceding of insurance does not discharge the primary liability of the original insurer, and accordingly the original insurer remains contingently liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the insurance reserve liability and are included in Other Receivables in the Consolidated Balance Sheet.

Earned Premiums assumed and ceded on long-duration policies were not material for the years ended December 31, 2006, 2005 and 2004. Earned Premiums ceded on short-duration policies were not material for the years ended December 31, 2006, 2005 and 2004. Certain insurance subsidiaries assume business from other insurance companies and involuntary pools. Earned Premiums assumed on short-duration policies for the years ended December 31, 2006, 2005 and 2004, were:

DOLLARS IN MILLIONS	2006	2005	2004
Earned Premiums Assumed From:			
Kemper Insurance Companies	**$ 0.1**	$ 3.7	$ 100.4
Milwaukee Insurance Company	**39.6**	40.7	45.8
Capitol County Mutual Fire Insurance Company	**56.2**	54.8	50.9
Old Reliable Casualty Company	**11.3**	–	–
Other	**2.8**	8.6	11.9
Total Earned Premiums Assumed	**$ 110.0**	$ 107.8	$ 209.0

Beginning in July 2002, Unitrin's subsidiary, Trinity, and KIC are parties to a quota share reinsurance agreement whereby Trinity reinsures 100% of certain personal lines business issued or renewed by KIC. The Company's insurance subsidiaries began issuing this business using their own insurance policies in 2003.

Trinity and Milwaukee Insurance Company ("MIC") are parties to a quota share reinsurance agreement whereby Trinity assumes 95% of the business written or assumed by MIC. MIC is owned by Mutual Insurers Holding Company ("MIHC"), which in turn is owned by MIC's policyholders. Effective July 1, 2001, MIC and First Nonprofit Insurance Company (through its predecessor, First Nonprofit Mutual Insurance Company) ("FNP") are parties to a quota share reinsurance agreement whereby MIC assumes 80% of the business written or assumed by FNP. Pursuant to an amendment to the MIC/FNP reinsurance agreement, which became effective January 15, 2003, FNP agrees to arrange for its parent company, First Nonprofit Mutual Holding Company ("FNMHC"), to nominate a simple majority to the FNMHC Board of Directors selected by MIC. On January 15, 2003, FNMHC elected five employees of the Company, as selected by MIC, to the FNMHC Board of Directors pursuant to the terms of the amendment. All such employees continued to serve as Directors of FNMHC until August 2006, when they resigned from the FNMHC Board of Directors. FNP is owned by FNMHC, which in turn is owned by FNP's policyholders. Five employees of the Company also serve as directors of MIHC's nine-member Board of Directors. Two employees of the Company also serve as directors of MIC, but together do not constitute a majority of MIC's Board of Directors. The quota share agreements above can be terminated at any time by each of the parties to the respective agreements, subject to the notice requirements in such agreements.

Trinity and Capitol are parties to a quota share reinsurance agreement whereby, effective August 1, 2005, Trinity assumes 100% of the business written by Capitol. Prior to August 1, 2005, Trinity assumed 95% of the business written by Capitol. Capitol is a mutual insurance company and, accordingly, is owned by its policyholders. Five employees of the Company serve as directors of Capitol's five member board of directors. Nine employees of the Company also serve as directors of Capitol's wholly owned subsidiary's, Old Reliable Casualty Company's ("ORCC"), nine member board of directors. Trinity and ORCC are parties to a quota share reinsurance agreement whereby, effective January 1, 2006, Trinity assumes 100% of the business written by ORCC. Prior to January 1, 2006, Trinity did not assume business written by ORCC. Reliable, a wholly owned subsidiary of Unitrin, provides certain administrative services to Capitol and its subsidiary, ORCC. In addition, agents employed by Reliable are also appointed by Capitol and ORCC to sell property insurance products. Union National, a wholly owned subsidiary of Unitrin, also provides claims administration services to Capitol and ORCC. The Company also provides certain investment services to Capitol and ORCC.

NOTE 20. CONTINGENCIES

In the ordinary course of their businesses, the Company and its subsidiaries are involved in a number of legal proceedings, including lawsuits and regulatory examinations. Some of these proceedings include matters particular to the Company or one or more of its subsidiaries, while other matters pertain to business practices in the industries in which the Company or its subsidiaries operate. Many of these matters raise complicated issues and are subject to uncertainties and difficulties, including but not limited to: (i) the underlying facts of the matter; (ii) unsettled questions of law; (iii) issues unique to the jurisdiction where the matter is pending; (iv) damage claims, including claims for punitive damages, that are disproportionate to the actual economic loss incurred; and (v) the general legal and regulatory environment faced by large corporations generally and the insurance and banking sectors specifically. Additionally, some of the lawsuits seek class action status that, if granted, could expose the Company or its subsidiaries to potentially significant liability by virtue of the size of the putative classes. Accordingly, the outcomes of these matters are difficult to predict, and the amounts or ranges of potential loss at particular points in time are in most cases difficult or impossible to ascertain with any degree of certainty.

The Company believes that resolution of its pending legal proceedings will not have a material adverse effect on the Company's financial position. However, given the unpredictability of the legal process, there can be no assurance that one or more of these matters will not produce a loss which could have a material adverse effect on the Company's financial results for any given period.

NOTE 21. RELATED PARTIES

One of Unitrin's directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and the majority shareholder of Fayez Sarofim & Co. ("FS&C"), a registered investment advisory firm. Certain of the Company's insurance company subsidiaries and FS&C are parties to agreements under which FS&C provides investment management services to these subsidiaries. In addition, FS&C provides investment management services with respect to certain funds of the Company's Pension Plans. The agreements governing those arrangements are terminable by either party at any time on 30 days advance written notice.

Under these investment advisory arrangements, FS&C is entitled to a fee calculated and payable quarterly based upon the fair market value of the assets under management. At December 31, 2006, the Company's subsidiaries and the Company's Pension Plans had $208.2 million and $92.4 million, respectively, in assets with FS&C for investment management. During 2006, the Company's subsidiaries and the Company's Pension Plans paid $0.7 million in the aggregate to FS&C.

With respect to the Company's 401(k) Savings Plan, one of the alternative investment choices afforded to participating employees is the Dreyfus Appreciation Fund, an open-end, diversified managed investment fund. FS&C provides investment management services to the Dreyfus Appreciation Fund as a sub-investment advisor. According to published reports filed by FS&C with the SEC, the Dreyfus Appreciation Fund pays monthly fees to FS&C according to a graduated schedule computed at an annual rate based on the value of the Dreyfus Appreciation Fund's average daily net assets. The Company does not compensate FS&C for services rendered to the Dreyfus Appreciation Fund. As of December 31, 2006, Company employees participating in the Company's 401(k) Savings Plan had allocated $27.0 million for investment in the Dreyfus Appreciation Fund, representing 10% of the total amount invested in the Company's 401(k) Savings Plan.

During 2005, the Company's Life and Health Insurance segment paid $2.6 million to purchase the next generation of the segment's handheld computers from Intermec.

The Company believes that the transactions described above have been entered into on terms no less favorable than could have been negotiated with non-affiliated third parties.

As described in Note 19, "Other Reinsurance," to the Consolidated Financial Statements, the Company also has certain relationships with mutual insurance holding companies which are owned by the policyholders of their insurance subsidiaries.

Note 22. Quarterly Financial Information

Dollars in millions, except per share amounts	Three Months Ended (Unaudited) March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Year Ended Dec. 31, 2006
Revenues:					
Earned Premiums	$ 613.8	$ 624.0	$ 622.0	$ 618.9	$ 2,478.7
Consumer Finance Revenues	58.4	61.6	64.3	64.6	248.9
Net Investment Income	74.9	76.4	77.8	76.0	305.1
Other Income	0.8	2.2	11.7	1.6	16.3
Net Realized Investment Gains	11.6	9.0	3.1	2.8	26.5
Total Revenues	759.5	773.2	778.9	763.9	3,075.5
Expenses:					
Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses	413.4	409.2	385.4	409.5	1,617.5
Insurance Expenses	199.0	202.6	203.2	195.4	800.2
Consumer Finance Expenses	45.2	47.3	53.7	57.8	204.0
Interest and Other Expenses	15.9	15.8	15.5	15.3	62.5
Total Expenses	673.5	674.9	657.8	678.0	2,684.2
Income before Income Taxes and Equity in Net Income of Investee	86.0	98.3	121.1	85.9	391.3
Income Tax Expense	25.4	30.7	36.4	24.9	117.4
Income before Equity in Net Income of Investee	60.6	67.6	84.7	61.0	273.9
Equity in Net Income of Investee	5.4	1.8	1.4	0.6	9.2
Net Income	$ 66.0	$ 69.4	$ 86.1	$ 61.6	$ 283.1
Net Income Per Share	$ 0.96	$ 1.02	$ 1.27	$ 0.92	$ 4.17
Net Income Per Share Assuming Dilution	$ 0.96	$ 1.01	$ 1.27	$ 0.91	$ 4.15
Cash Dividends Paid to Shareholders (per share)	$ 0.44	$ 0.44	$ 0.44	$ 0.44	$ 1.76
Common Stock Market Prices:					
High	$ 49.48	$ 50.01	$ 45.38	$ 51.45	$ 51.45
Low	44.09	42.21	39.33	42.78	39.33
Close	46.51	43.59	44.17	50.11	50.11

NOTE 22. QUARTERLY FINANCIAL INFORMATION [CONTINUED]

	Three Months Ended (Unaudited)				Year Ended
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Dec. 31, 2005
Revenues:					
Earned Premiums	$ 615.2	$ 623.0	$ 620.6	$ 619.5	$ 2,478.3
Consumer Finance Revenues	52.3	54.2	56.7	58.1	221.3
Net Investment Income	72.0	69.3	67.8	73.0	282.1
Other Income	1.9	4.5	1.2	1.9	9.5
Net Realized Investment Gains	5.7	40.0	7.8	3.4	56.9
Total Revenues	747.1	791.0	754.1	755.9	3,048.1
Expenses:					
Policyholders' Benefits and Incurred Losses and Loss Adjustment Expenses	399.3	413.0	465.8	387.2	1,665.3
Insurance Expenses	201.1	207.0	204.1	205.3	817.5
Consumer Finance Expenses	39.0	42.9	43.2	43.3	168.4
Interest and Other Expenses	14.6	15.7	16.4	17.3	64.0
Total Expenses	654.0	678.6	729.5	653.1	2,715.2
Income before Income Taxes and Equity in Net Income of Investee	93.1	112.4	24.6	102.8	332.9
Income Tax Expense	27.8	34.7	3.5	16.7	82.7
Income before Equity in Net Income of Investee	65.3	77.7	21.1	86.1	250.2
Equity in Net Income of Investee	2.6	0.5	1.6	0.6	5.3
Net Income	$ 67.9	$ 78.2	$ 22.7	$ 86.7	$ 255.5
Net Income Per Share[a]	$ 0.99	$ 1.13	$ 0.33	$ 1.26	$ 3.70
Net Income Per Share Assuming Dilution[a]	$ 0.98	$ 1.12	$ 0.32	$ 1.26	$ 3.67
Cash Dividends Paid to Shareholders (per share)	$ 0.425	$ 0.425	$ 0.425	$ 0.425	$ 1.70
Common Stock Market Prices:					
High	$ 48.05	$ 50.72	$ 54.13	$ 48.00	$ 54.13
Low	40.80	43.84	45.33	43.72	40.80
Close	45.40	49.10	47.46	45.05	45.05

[a] *The cumulative sum of quarterly Net Income Per Share and Net Income Per Share Assuming Dilution amounts does not equal Total Net Income Per Share and Total Net Income Per Share Assuming Dilution for the year due to differences in weighted-average shares and equivalent shares outstanding for each of the periods presented.*

BOARD OF DIRECTORS

Richard C. Vie
Chairman

James E. Annable
Secretary to the Federal Advisory Council
Board of Governors of the Federal Reserve Board

Eric J. Draut
Executive Vice President
and Chief Financial Officer

Donald V. Fites
Retired Chairman
and Chief Executive Officer,
Caterpillar Inc.

Douglas G. Geoga
Hospitality Investment and Advisory Consultant
Geoga Group, L.L.C.

Reuben L. Hedlund
Managing Director,
Hedlund & Hanley L.L.C.

Jerrold V. Jerome
Retired Executive

William E. Johnston
Retired President
and Chief Operating Officer,
Morton International, Inc.

Wayne Kauth
Independent Financial Consultant

Fayez S. Sarofim
Chairman and President,
Fayez Sarofim & Co.

Donald G. Southwell
President
and Chief Executive Officer

Ann E. Ziegler
Senior Vice President,
Sara Lee Corporation

OFFICERS

Richard C. Vie
Chairman

Donald G. Southwell
President and Chief Executive Officer

Eric J. Draut
Executive Vice President
and Chief Financial Officer

Scott Renwick
Senior Vice President,
General Counsel and Secretary

David F. Bengston
Vice President

Edward J. Konar
Vice President

Richard Roeske
Vice President
and Chief Accounting Officer

John M. Boschelli
Treasurer

OPERATING MANAGEMENT

Scott Carter
President, Unitrin Direct
Chicago, Illinois

Kempner Joe Cole
President, Reserve National
Insurance Company
Oklahoma City, Oklahoma

James J. Collins
President, Career Agency
Property Program
St. Louis, Missouri

Ronald E. Greco
Vice President and Corporate Actuary,
Unitrin Services Company
Chicago, Illinois

Jack D. Lubner
President, Unitrin Business Insurance
Dallas, Texas

John W. Mullen
President, Unitrin Specialty
Dallas, Texas

Fred H. Reichelt
President and Chief Executive Officer, Fireside Bank
Pleasanton, California

Don M. Royster, Sr.
President, Career Agency Companies
St. Louis, Missouri

James A. Schulte
Group Executive and President,
Kemper Auto and Home
and Group Executive,
Unitrin Business Insurance
Jacksonville, Florida

Milton E. Slaughter
President,
Southern States General Agency
Ruston, Louisiana

Shawn Crawford
Vice President
Unitrin Data Systems, Inc.
Oak Brook Terrace, Illinois

Charles L. Wood
Group Executive,
Reserve National Insurance Company
Chicago, Illinois

COMPANY WEB SITES

Corporate
unitrin.com

Property and Casualty Insurance
kemperautoandhome.com
unitrindirect.com
unitrinbusinessinsurance.com
unitrinspecialty.com

Life and Health Insurance
reservenational.com

Consumer Finance
firesidebank.com

STOCK LISTING

Unitrin, Inc. is traded on the
New York Stock Exchange.
NYSE symbol: UTR

The Company filed its annual CEO Certification with the New York Stock Exchange on May 31, 2006, and filed its annual CEO and CFO Certifications required by section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 2, 2007.

COMMON STOCK TRANSFER AGENT/REGISTRAR

Questions regarding stock registration, change of address, change of name, or transfer should be directed to:

Computershare Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069

In the United States: 877.282.1168

On the Internet:
computershare.com

INVESTOR RELATIONS AND SHAREHOLDER SERVICES

David F. Bengston
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

312.661.4930
investor.relations@unitrin.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, Illinois 60606

ANNUAL MEETING

May 2, 2007–10:00 a.m.
Chase Auditorium
Chase Tower
10 South Dearborn Street
Chicago, Illinois 60670

REGISTERED TRADEMARKS

ACKNOWLEDGEMENTS

Major Photography by Tom Maday.
madayphoto.com

Photography Page 7 Bottom by Randy Bookout.

Photography Page 8 Bottom by Tim de Waele.

Photography Page 11 Bottom by Larry Floyd.

Communication design from Plan A.
PlanA.com


The Right Partners

UNITRIN

Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

Unitrin.com

END